Exhibit 99.1

RESOURCE | RESERVE | VALUE

Caledonia Mining Corporation Plc

QUALIFIED PERSONS:

Minxcon Reference: M2019-067a
Effective Date: 1 January 2020
Version: Final 210517
Issue Date: 17 May 2021

Prepared by Minxcon (Pty) Ltd
Suite 5 Coldstream Office Park,
Little Falls, Roodepoort, South Africa
Tel: +2711 958 2899

Directors: D v Heerden, NJ Odendaal, U Engelmann
Company Registration No.: 2004/029587/07

www.minxcon.co.za

Caledonia Mining Corporation Plc NI 43-101 Technical Report on the Blanket Gold Mine, Zimbabwe	i

DATE AND SIGNATURE PAGE

This Report titled “NI 43-101 Technical Report on the Blanket Gold Mine, Zimbabwe” was prepared on behalf of Caledonia Mining Corporation Plc. The Report is compliant with National Instrument 43-101 and Form 43-101 F1. The effective date of this Report is 1 January 2020.

The Qualified Persons responsible for this Report are Mr. Uwe Engelmann (Geology and Mineral Resources) and Mr. Daniel (Daan) van Heerden (Mineral Processing, Mineral Extraction and Mineral Reserves).

S/U ENGELMANN

U ENGELMANN BSc (Zoo. & Bot.), BSc Hons (Geol.) Pr.Sci.Nat., MGSSA DIRECTOR, MINXCON (PTY) LTD

S/D VAN HEERDEN

D VAN HEERDEN B Eng (Min.), MCom (Bus. Admin.), MMC Pr.Eng., FSAIMM, AMMSA DIRECTOR, MINXCON (PTY) LTD

Signed at Little Falls, Gauteng, South Africa, on 17 May 2021.

Caledonia Mining Corporation Plc NI 43-101 Technical Report on the Blanket Gold Mine, Zimbabwe	ii

ASSISTANT NON-QUALIFIED PERSONS

S/KC OSBURN	S/M ANTONIADES
KC Osburn (Senior Resource Geologist) MSc (Geol.), Pr.Sci.Nat., MGSSA	M Antoniades (Geologist) BSc Hons (Geol.), Pr.Sci.Nat., MGSSA

S/RG VAN DER COLFF	S/G KLEYN
RG van der Colff (Mining Engineer) B Eng (Min.), Cand.Eng., ASAIMM	G Kleyn (Mining Engineer) B Eng (Min.), ASAIMM, AMMSA

S/D TERBLANCHE	S/FJ VISSER
D Terblanche (Senior Process Engineer) B Eng (Chem.), Cand.Eng., MSAIMM	FJ Visser (Mechanical Engineer) B Eng (Min.), GCC

S/J SCHOLTZ
J Scholtz (Mining Engineer & Valuator) B Eng Hons (Min.), Cand.Eng., ASAIMM

Reviewed

S/NJ ODENDAAL

NJ Odendaal (Director)

BSc (Geol.), BSc Hons (Min. Econ.), MSc (Min. Eng.), Pr.Sci.Nat., FSAIMM, MGSSA

Caledonia Mining Corporation Plc NI 43-101 Technical Report on the Blanket Gold Mine, Zimbabwe	iii

CERTIFICATE of QUALIFIED PERSON – U Engelmann

I, Uwe Engelmann, do hereby certify that:-

1.	I am a Director of Minxcon (Pty) Ltd

Suite 5, Coldstream Office Park,

2 Coldstream Street,

Little Falls, Roodepoort, South Africa

2.	I graduated with a BSc Honours (Geology) degree from the University of the Witwatersrand in 1991.
3.	I have more than 23 years’ experience in the mining and exploration industry. This includes eight years as an Ore Resource Manager at the Randfontein Estates Projects on the West Rand. I have completed a number of assessments and technical reports pertaining to various commodities, including gold, using approaches described by the National Instrument 43-101 (Standards of Disclosure for Mineral Projects), Form 43-101F1 and the Companion Policy Document 43-101CP (“NI 43-101”).
4.	I am affiliated with the following professional associations which meet all the attributes of a Professional Association or a Self-Regulatory Professional Association, as applicable (as those terms are defined in NI 43-101):-

Class	Professional Society	Year of Registration
Member	Geological Society of South Africa (MGSSA No. 966310)	2010
Professional Natural Scientist	South African Council for Natural Scientific Professions (Pr.Sci.Nat. Reg. No. 400058/08)	2008
5.	I am responsible for Items 1-12 and 14 of the technical report titled “NI 43-101 Technical Report on the Blanket Gold Mine, Zimbabwe” prepared for Caledonia Mining Corporation Plc with an effective date of 1 January 2020 (“the Report”).
6.	I have read the definition of “Qualified Person” set out in NI 43-101 and certify that by reason of my education, affiliation with professional associations and past relevant work experience, I fulfil the requirements to be a Qualified Person for the purposes of the Report.
7.	I have read NI 43-101 and the Report has been prepared in compliance with it.
8.	As of the effective date, to the best of my knowledge, information and belief, the Report contains all scientific and technical information required to be disclosed to make the Report not misleading.
9.	I am independent of Caledonia Mining Corporation Plc as such term is defined in Section 1.5 of NI 43-101. My compensation, employment or contractual relationship with the Commissioning Entity is not contingent on any aspect of the Report.
10.	My previous involvement in the subject property relates to exploration data review and Mineral Resource estimation as compiled into the report titled “A Technical Report on the Blanket Mine in the Gwanda Area, Zimbabwe”, prepared for Caledonia Mining Corporation with an effective date of 9 July 2015. I also independently reviewed the report titled “National Instrument 43-101 Technical Report on the Blanket Mine, Gwanda Area, Zimbabwe (Updated February 2018)” of 13 February 2018 by Caledonia Mining Corporation.
11.	I undertook a personal inspection of the subject property on 19-23 August 2019 to review the Mineral Resource systems on the operation which included an underground visit to observe the mining and geology.

Signed at Little Falls, Roodepoort on 17 May 2021.

S/U ENGELMANN

U ENGELMANN BSc (Zoo. & Bot.), BSc Hons (Geol.) Pr.Sci.Nat., MGSSA DIRECTOR, MINXCON

Caledonia Mining Corporation Plc NI 43-101 Technical Report on the Blanket Gold Mine, Zimbabwe	iv

CERTIFICATE of QUALIFIED PERSON – D v Heerden

I, Daniel (Daan) van Heerden, do hereby certify that:-

1.	I am a Director of Minxcon (Pty) Ltd

Suite 5, Coldstream Office Park,

2 Coldstream Street,

Little Falls, Roodepoort, South Africa

2.	I graduated with a B Eng (Mining) degree from the University of Pretoria in 1985 and an MCom (Business Administration) degree from the Rand Afrikaans University in 1993. In addition, I obtained diplomas in Data Metrics from the University of South Africa and Advanced Development Programme from London Business School in 1989 and 1995, respectively. In 1989 I was awarded with a Mine Managers Certificate from the Department of Mineral and Energy Affairs.
3.	I have worked as a Mining Engineer for more than 30 years with my specialisation lying within Mineral Reserve and mine management. I have completed a number of Mineral Reserve estimations and mine plans pertaining to various commodities, including gold, using approaches described by the National Instrument 43-101 (Standards of Disclosure for Mineral Projects), Form 43-101F1 and the Companion Policy Document 43-101CP (“NI 43-101”).
4.	I am affiliated with the following professional associations, which meet all the attributes of a Professional Association or a Self-Regulatory Professional Association, as applicable (as those terms are defined in NI 43-101):-
Class	Professional Society	Year of Registration
Professional Engineer	Engineering Council of South Africa (Pr.Eng. Reg. No. 20050318)	2005
Member	Association of Mine Managers of SA	1989
Fellow	South African Institute of Mining and Metallurgy (FSAIMM Reg. No. 37309)	1985

5.	I am responsible Items 1-6, 13, 15-18, 20-21, 23-27 and the technical report titled “NI 43-101 Technical Report on the Blanket Gold Mine, Zimbabwe” prepared for Caledonia Mining Corporation Plc with an effective date of 1 January 2020 (“the Report”).
6.	I have read the definition of “Qualified Person” set out in NI 43-101 and certify that by reason of my education, affiliation with professional associations and past relevant work experience, I fulfil the requirements to be a Qualified Person for the purposes of the Report.
7.	I have read NI 43-101 and the Report has been prepared in compliance with it.
8.	As of the effective date, to the best of my knowledge, information and belief, the Report contains all scientific and technical information required to be disclosed to make the Report not misleading.
9.	I am independent of Caledonia Mining Corporation Plc as such term is defined in Section 1.5 of NI 43-101. My compensation, employment or contractual relationship with the Commissioning Entity is not contingent on any aspect of the Report.
10.	I have previously acted as Qualified Person for the complete sign-off of the report titled “A Technical Report on the Blanket Mine in the Gwanda Area, Zimbabwe”, prepared for Caledonia Mining Corporation with an effective date of 9 July 2015. I also independently reviewed the report titled “National Instrument 43-101 Technical Report on the Blanket Mine, Gwanda Area, Zimbabwe (Updated February 2018)” of 13 February 2018 by Caledonia Mining Corporation.
11.	I undertook a personal inspection of the property on 22-24 October 2014. A site visit for compilation of this Report was not possible due to COVID-19 induced travel restrictions.

Signed at Little Falls, Roodepoort on 17 May 2021.

S/D VAN HEERDEN

D v HEERDEN B Eng (Min.), MCom (Bus. Admin.), MMC Pr.Eng., FSAIMM, AMMSA DIRECTOR, MINXCON

Caledonia Mining Corporation Plc NI 43-101 Technical Report on the Blanket Gold Mine, Zimbabwe	v

INFORMATION RISK

This Report was prepared by Minxcon (Pty) Ltd (“Minxcon”). In the preparation of the Report, Minxcon utilised information relating to operational methods and expectations provided to them by various sources. Where possible, Minxcon has verified this information from independent sources after making due enquiry of all material issues that are required in order to comply with the requirements of the NI 43-101 and Form 43-101 F1. Minxcon and its directors accept no liability for any losses arising from reliance upon the information presented in this Report. The authors of this report are not qualified to provide extensive commentary on legal issues associated with rights to the mineral properties and relied on the information provided to them by the issuer. No warranty or guarantee, be it express or implied, is made by the authors with respect to the completeness or accuracy of the legal aspects of this document.

OPERATIONAL RISKS

The business of mining and mineral exploration, development and production by their nature contain significant operational risks. The business depends upon, amongst other things, successful prospecting programmes and competent management. Profitability and asset values can be affected by unforeseen changes in operating circumstances and technical issues.

POLITICAL AND ECONOMIC RISK

Factors such as political and industrial disruption, currency fluctuation and interest rates could have an impact on future operations, and potential revenue streams can also be affected by these factors. The majority of these factors are, and will be, beyond the control of any operating entity.

FORWARD LOOKING STATEMENTS

Certain statements contained in this document other than statements of historical fact, contain forward-looking statements regarding the operations, economic performance or financial condition, including, without limitation, those concerning the economic outlook for the mining industry, expectations regarding commodity prices, exchange rates, production, cash costs and other operating results, growth prospects and the outlook of operations, including the completion and commencement of commercial operations of specific production projects, its liquidity and capital resources and expenditure, and the outcome and consequences of any pending litigation or enforcement proceedings.

Although Minxcon believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct. Accordingly, results may differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic and market conditions, changes in the regulatory environment and other State actions, success of business and operating initiatives, fluctuations in commodity prices and exchange rates, and business and potential risk management.

Caledonia Mining Corporation Plc NI 43-101 Technical Report on the Blanket Gold Mine, Zimbabwe

Caledonia Mining Corporation Plc NI 43-101 Technical Report on the Blanket Gold Mine, Zimbabwe

Caledonia Mining Corporation Plc NI 43-101 Technical Report on the Blanket Gold Mine, Zimbabwe

Caledonia Mining Corporation Plc NI 43-101 Technical Report on the Blanket Gold Mine, Zimbabwe

Caledonia Mining Corporation Plc NI 43-101 Technical Report on the Blanket Gold Mine, Zimbabwe

FIGURES

Figure 1: General Location of Blanket Mine	18
Figure 2: Location of Blanket Mining Lease and Claims	20
Figure 3: Ownership Structure	23
Figure 4: Access Routes	28
Figure 5: Gwanda Average Annual Temperatures and Precipitation	29
Figure 6: General Location and Infrastructure	30
Figure 7: Blanket Mine Historical Production (1906 to 2019)	32
Figure 8: Geology of the Gwanda Greenstone Belt	34
Figure 9: Stratigraphic Column of the Blanket Mine Area	35
Figure 10: Local Geology of Blanket Mine	36
Figure 11: Plan View of BQR and Associated Orebodies	41
Figure 12: Cross Section of Blanket 1 Orebody Evolution from 2018 to 2020	43
Figure 13: Plan View of Updated Interpretation at Blanket 2	45
Figure 14: Cross Section of Updated Interpretation at Blanket 1, 2 and 3	46
Figure 15: Plan View of Blanket 6 and 4 and Associated Orebodies	47
Figure 16: Plan View of Section of BF and BQR	48
Figure 17: Plan View of ARS and ARM Orebodies	49
Figure 18: Section View of Lima and Eroica Orebodies	50
Figure 19: Mine Scale Geological Interpretation	51
Figure 20: Plan View Showing Subparallel Trend to BQR and Trend Between Blanket 4 and Jethro	53
Figure 21: Section View of Eroica Estimate Showing Trends Observed in The Data	54
Figure 22: Long Section of Blanket Mine showing Location of 2018 and 2019 Exploration Holes	56
Figure 23: AMIS526 Analysed Results vs. Expected Results	64
Figure 24: AMIS441 Analysed Results vs. Expected Results	65
Figure 25: AMIS440 Analysed Results vs. Expected Result	65

Caledonia Mining Corporation Plc NI 43-101 Technical Report on the Blanket Gold Mine, Zimbabwe

Figure 26: Duplicate Results for 2018 and 2019	67
Figure 27: Comparison of Results with Performance Laboratory ≤10 g/t	68
Figure 28: Long Section of Blanket Mine Showing the Total Database	71
Figure 29: Achieved Recovery and Budget from 2017 to 2020	73
Figure 30: Sample Statistics Within Blanket 1	76
Figure 31: Section View of Blanket 1, 2 and 3 Domains and Data	77
Figure 32: Section View of Blanket 4 and 6 Showing Domains and Data	78
Figure 33: Section View of BQR and Blanket Feudal Showing Domains and Data	79
Figure 34: Section View of ARM and ARS Showing Domains and Data	80
Figure 35: Section View of Lima and Eroica Showing Domains and Data	81
Figure 36: Probability Plot for Blanket 2HW_HG	82
Figure 37: Variogram Contour and Variogram Created for Blanket 1	85
Figure 38: KNA Analysis for Blanket 1 and Blanket 3	86
Figure 39: Digital and Manual Estimates for Blanket 2	90
Figure 40: Manual Block Area for 810 m Level for Blanket 2	91
Figure 41: ERC and Lima Estimations	92
Figure 42: ARM and ARS Estimations	93
Figure 43: ARS Estimations	94
Figure 44: ARS Extension Estimation	95
Figure 45: Blanket 1 Estimation	95
Figure 46: Blanket 2 Estimations	96
Figure 47: Blanket 3 Estimation	97
Figure 48: Blanket 4 Estimation	97
Figure 49: Blanket 6 Estimation	98
Figure 50: BF Estimation	98
Figure 51: BQR Estimation	99
Figure 52: Long Section of Blanket Mine showing Stopes, Drives, Haulages and Shafts	100
Figure 53: ERC and Lima Mineral Resource Classification	103
Figure 54: ARM and ARS Mineral Resource Classification	104
Figure 55: ARS Mineral Resource Classification	105
Figure 56: Blanket 1 Mineral Resource Classification	106
Figure 57: Blanket 2 Mineral Resource Classification	107
Figure 58: Blanket 3 Mineral Resource Classification	108
Figure 59: Blanket 4 Mineral Resource Classification	108
Figure 60: Blanket 6 Mineral Resource Classification	109
Figure 61: BQR Mineral Resource Classification	110
Figure 62: BF Mineral Resource Classification	111
Figure 63: ERC 2018 vs. ERC 2020	115
Figure 64: Blanket Mine MSO Blocks at 2.1 g/t	118
Figure 65: In Situ Mineral Resource to Mineral Reserve Conversion - Ore Tonnes and Grade	120
Figure 66: In Situ Mineral Resource to Mineral Reserve Product Conversion – Content and Grade	121
Figure 67: Schematic Representation of Long-hole Stoping Mining Method	125
Figure 68: Schematic Representation of Underhand Stoping Mining Method	126
Figure 69: Blanket Mine Shaft Infrastructure	128
Figure 70: Blanket Mine Ventilation Layout	129
Figure 71: Diluted Life of Mine Production Schedule by Mineral Resource Classification	131
Figure 72: Blanket Mine Content Delivered to the Plant	131
Figure 73: Monthly Stope Ore Tonne Production	132
Figure 74: Monthly Development Ore Tonne Production	132
Figure 75: Blanket Mine Design	134

Caledonia Mining Corporation Plc NI 43-101 Technical Report on the Blanket Gold Mine, Zimbabwe

Figure 76: Blanket Mine Sill Pillar Design	135
Figure 77: Blanket Mine Development Design	138
Figure 78: Blanket Mine Development Profile	139
Figure 79: Crushing and Milling Process Flow Diagram	140
Figure 80: CIL and Elution Process Flow Diagram	141
Figure 81: Historic Milled Tonnes and Head Grade from June 2019 to May 2020	142
Figure 82: Historic Recoveries and Gold Production from June 2019 to May 2020	142
Figure 83: Cone Crusher Building	144
Figure 84: Cone Crushers	145
Figure 85: Rod Mills	145
Figure 86: CIL Circuit	146
Figure 87: Elution and Electrowinning Vessels	147
Figure 88: No. 4 Shaft Headgear and Winder Room	150
Figure 89: Current Shaft Infrastructure – Blanket Mine	151
Figure 90: Surface Infrastructure Arrangement	153
Figure 91: Surface Infrastructure Arrangement – Central Main Shaft	154
Figure 92: Central Main Shaft Arrangement Below 22 Level	155
Figure 93: CMS Load and Pump Level Layout	156
Figure 94: CMS Layout Complete with Conveyances and Service Infrastructure	157
Figure 95: Diesel Genset Unit and Transformers	160
Figure 96: Global Distribution of Gold Deposits	163
Figure 97: Country Listing of Gold Reserves as at End 2019	164
Figure 98: Gold Price vs Trade Weighted U.S. Dollar Index	167
Figure 99: Gold Price vs. Real USD Rate	168
Figure 100: Gold Yearly Prices	169
Figure 101: Gold Demand 2019 vs. 2020	170
Figure 102: Blanket Operation Mining and Infrastructure Project Capital Schedule	176
Figure 103: Capital Schedule	178
Figure 104: Historic Operating Cost Summary (Real-terms)	179
Figure 105: Ore Mining Costs	179
Figure 106: Development Mining Costs	180
Figure 107: Operating Costs vs. Feed Tonnes	184
Figure 108: AIC vs. Realised Gold Price	184
Figure 109: Recovered Gold	189
Figure 110: Undiscounted Cash Flow	190
Figure 111: Project Sensitivity (NPV7.9%)	194
Figure 112: Gold Mines of the Gwanda Greenstone Belt	197

TABLES

Table 1: Mining Lease Details	20
Table 2: Blanket Mineral Title Areas and Status	21
Table 3: Blanket Mineral Title Areas and Ownership	23
Table 4: EIA Certificates	25
Table 5: Environmental Permits	25
Table 6: Historical Mineral Resources as at 31 December 2005 as per Kinross	31
Table 7: Historical Mineral Reserves as at December 2005 as per Kinross	32
Table 8: Volume Reconciliation from 2018 to 2020	52

Caledonia Mining Corporation Plc NI 43-101 Technical Report on the Blanket Gold Mine, Zimbabwe	vi

Table 9: Planned Exploration Activities at Blanket	55
Table 10: Exploration Holes and Meters by Year	56
Table 11: Standards Utilised at Blanket Mine from 2018 to 2019	64
Table 12: Sample Database Summarised by Year	70
Table 13: Sample Database Summarised by Drillhole Type	71
Table 14: Hole and Sample Count	71
Table 15: Statistics per Domain	75
Table 16: Capping Values Applied	83
Table 17: Variogram Parameters	84
Table 18: Estimation Parameters for ARM, ARS, Blanket 1 and Blanket 2	87
Table 19: Estimation Parameters for Blanket 3, 4 and 6, BF, BQR, ERC, Lima	88
Table 20: SG Samples per Orebody	89
Table 21: Dimensions of Each Orebody Along with Depth from which the Digital Estimate Occurs	89
Table 22: Cut-off Derivation Factors	100
Table 23: Mineral Resource Classification Criteria for Blanket Mine	102
Table 24: Mineral Resources for Blanket Mine as at 1 January 2020	112
Table 25: Inferred Mineral Resources for Blanket Mine as at 1 January 2020	112
Table 26: Mineral Resources Derived from Manual Blocks Only as at 1 January 2020	113
Table 27: Measured and Indicated Mineral Resources 2018 to 2020 Reconciliation at 2.1 g/t Cut-off	114
Table 28: Measured, Indicated and Inferred Mineral Resources 2018 to 2020 Reconciliations at 2.1 g/t Cut-off	114
Table 29: Measured and Indicated Mineral Resources 2018 at 2.1 g/t Cut-off Compared to 2020 at 1.5 g/t Cut-off	114
Table 30: Measured, Indicated and Inferred Mineral Resources 2018 at 2.1 g/t Cut-off Compared to 2020 at 1.5 g/t Cut-off	114
Table 31: Cut-Off Grade Calculation	118
Table 32: Mineral Reserve Conversion Factors Summary	119
Table 33: Blanket Mine Mineral Reserve Estimate as at 1 January 2020	121
Table 34: Blanket Mine Mineral Resource Balance	122
Table 35: Blanket Mine Mineral Reserve Estimate as at 31 August 2017	122
Table 36: Mineral Reserve Reconciliation between 2017 and 2020	123
Table 37: Shaft Utilisation and Hoisting Capacity	127
Table 38: Blanket Mine Shift System	130
Table 39: Blanket Mine Development Rates	130
Table 40: Blanket Mine Production Rates	130
Table 41: Development Dimensions	133
Table 42: Mine Design Criteria for Blanket Mine	133
Table 43: Blanket Mine Pillar Loss Calculation	135
Table 44: Blanket Mine Average Dilution Calculation	136
Table 45: Blanket Mine - Mine Call Factor Calculation 2015 to 2020	137
Table 46: Development Designs Naming Convention	137
Table 47: Blanket Mine Current Mining Fleet	139
Table 48: Historic Production from September 2019 to May 2020	141
Table 49: Plant Labour Complement	147
Table 50: Reagent and Consumable Consumptions	149
Table 51: Planned Shaft Infrastructure Development	152
Table 52: Underground Rail-bound Fleet	158
Table 53: CMS Underground Trackless Fleet	158
Table 54: Mining Section Drilling Machines	159
Table 55: Blanket Complex Pumping Information	159
Table 56: Compressors at Blanket Mine	162

Caledonia Mining Corporation Plc NI 43-101 Technical Report on the Blanket Gold Mine, Zimbabwe	vii

Table 57: Compressors at Central Main Shaft	162
Table 58: Top 20 Gold Mining Countries	165
Table 59: Top 40 Reported Official Gold Holdings (as at September 2020)	166
Table 60: Gold Price Forecast (Nominal Terms)	169
Table 61: Environmental Permits Monitoring and Sampling Requirements	173
Table 62: Blanket Operation Project Capital Budget	176
Table 63: Capital and Infrastructure Development Costs	177
Table 64: Capital Summary	177
Table 65: Mining Rates Summary	180
Table 66: Plant Cost Summary	180
Table 67: Engineering Costs Summary	181
Table 68: G&A Cost Summary	181
Table 69: Financial Cost Indicators	182
Table 70: Project Cost Indicators	183
Table 71: Acceptable Methods of Mineral Project Economic Analysis	185
Table 72: Macro-economic Forecasts (Real Terms)	187
Table 73: Recovery Percentage	187
Table 74: Capital Asset Pricing Model Discount Rate Calculation	188
Table 75: Southern African Gold Mining Companies' Beta Values	188
Table 76: Production Breakdown in Life of Mine	189
Table 77: Annual Cash Flow – Techno-economic Inputs	191
Table 78: Annual Real Cash Flow	192
Table 79: Project NPV Summary – Real Terms	193
Table 80: Profitability Ratios	193
Table 81: Sensitivity Analysis of Commodity Prices and Grade to NPV7.94% (USDm)	195
Table 82: Sensitivity Analysis of Cash Operating Costs and Grade to NPV7.94% (USDm)	195
Table 83: Project Economic Analysis Summary – Real Terms	196
Table 84: Minxcon Risk Matrix	200
Table 85: Risk Assessment	201

APPENDICES

Caledonia Mining Corporation Plc NI 43-101 Technical Report on the Blanket Gold Mine, Zimbabwe	viii

LIST OF UNITS AND ABBREVIATIONS

The following units were used in this Report, and are in metric terms:-

Unit	Definition
%	Per cent
/	Per
± or ~	Approximately
°	Degrees
°C	Degrees Celsius
a	Year
cm	Centimetre
d	Day
g	Grammes
g/cm3	Grammes per cubic centimetre
g/t	Grammes per tonne
Ga	Billion years (1,000,000,000 years)
ha	Hectares
hr	Hour
kg	Kilogram (1,000 g)
kL	Kilolitres (1,000 l)
km	Kilometre (1,000 m)
km2	Square kilometres
koz	Kilo ounces (1,000 oz)
kt	Kilotonnes (1,000 t)
ktpm	Kilo tonnes per month
kV	Kilovolt (1,000 volts)
kVA	Kilovolt ampere
kW	Kilowatt (1,000 W)
l	Litre
m	Metre
m2	Square metres
m3	Cubic metres
mm	Millimetre
Moz	Million ounces (1,000,000 oz)
Mt	Million tonnes (1,000,000 t)
Mtpa	Million tonnes per annum
MVA	Megavolt ampere
oz	Troy Ounces
t	Tonne
t/m³	Tonnes per cubic meter
tpd	Tonnes per day
V	Volts
x	By / Multiplied by

The following abbreviations were used in this Report:-

Abbreviation	Description
2018 Report	National Instrument 43-101 Technical Report on the Blanket Mine, Gwanda Area, Zimbabwe (Updated February 2018)
AC	Asbestos Cement
amsl	Above Mean Sea Level
BETS	Employee Trust for the benefit of the present and future employees of Blanket Mine
BIF	Banded Iron Formation
Blanket Mine Company	Blanket Mine (1983) (Pvt) Ltd
Blanket or the Mine	Blanket Gold Mine
BQR	Blanket Quartz Reef
Caledonia or the Company	Caledonia Mining Corporation Plc
CAPM	Capital Asset Pricing Model
CBDZ	Colleen Bawn Deformation Zone
CIL	Carbon-in-Leach
CIM	Canadian Institute of Mining, Metallurgy and Petroleum
CMS	Central Main Shaft

Caledonia Mining Corporation Plc NI 43-101 Technical Report on the Blanket Gold Mine, Zimbabwe	ix

Abbreviation	Description
CPI	Consumer Price Indices
CRM	Certified Reference Material
DCF	Discounted Cash Flow
DSR	Disseminated Sulphide Reefs
DSR	Disseminated Sulphide Reefs
EIA	Environmental Impact Assessment
EM Act	Environmental Management Act (Chapter 20:27) No. 13/2002
EMA	Environmental Management Agency
Epoch	Epoch Resources (Pty) Ltd
FCFE	Free Cash Flow to Equity
FCFF	Free Cash Flow to Firm
Fidelity	Fidelity Printers and Refiners Limited
Fremiro	Fremiro Investments (Private) Limited
FW	Footwall
G&A	General and Administrative
GCSOT	Gwanda Community Share Ownership Trust
GGB	Gwanda Greenstone Belt
GMS	Greenstone Management Services (Pty) Limited
HG	High Grade
HW	Hanging Wall
IL	Intensive Leach
Kinross	Kinross Gold Corporation
KNA	Kriging Neighbourhood Analysis
LG	Low Grade
LIMS	Laboratory Information Management System
LoM	Life of Mine
Minxcon	Minxcon (Pty) Ltd
ML40	Mining Lease with registered number 40
MMA	Mines and Minerals Act (Chapter 21:05) of 1961
MMCZ	Minerals Marketing Corporation of Zimbabwe
MSO	Geovia Stope Shape Optimiser
NI 43-101	National Instrument 43-101, Form 43-101 F1 and the Companion Policy Document 43-101CP
NIEEF	National Indigenisation and Economic Empowerment Fund
NIR	Not-In-Reserve
NMD	Nominal Maximum Demand
NPV	Net Present Value
NSR	Net Smelter Royalty
NWGDZ	North West Gwanda Deformation Zone
OHL	Overhead Powerlines
PEM	Prospectivity Enhancement Multiplier
PPE	Personal Protective Equipment
PSA	Pressure Swing Absorption
QAQC	Quality Assurance and Quality Control
QP	Qualified Person
RoM	Run of Mine
RoR	Rate of Rise
SG	Specific Gravity
SGDZ	South Gwanda Deformation Zone
SoR	Slope of Regression
The Act	Indigenisation and Economic Empowerment Act
this Report	NI 43-101 Technical Report on the Blanket Gold Mine, Zimbabwe” prepared for Caledonia Mining Corporation Plc with an effective date of 1 January 2020
TSF	Tailings Storage Facility
WACC	Weighted Average Cost of Capital
ZESA	Zimbabwe Electricity Supply Authority
ZINWA	Zimbabwe National Water Authority
ZMDC	Zimbabwe Mining Development Corporation

ROUNDING: It is noted that throughout the Report, tables may not compute due to rounding.

Caledonia Mining Corporation Plc NI 43-101 Technical Report on the Blanket Gold Mine, Zimbabwe

Item	1 – Executive Summary

Minxcon (Pty) Ltd was commissioned by Caledonia Mining Corporation Plc to compile an independent National Instrument 43-101 Technical Report on behalf of Blanket Mine (1983) (Pvt) Ltd (or Blanket Mine Company), on the Blanket Gold Mine (or Blanket or the Mine), situated in the Gwanda area, Zimbabwe.

The Report is prepared in compliance with the National Instrument 43-101, Form 43-101 F1 and the Companion Policy Document 43-101CP (or NI 43-101). This Report follows the guidelines as prescribed by NI 43-101. Only terms as defined by The Canadian Institute of Mining, Metallurgy and Petroleum (or CIM) have been utilised in this Report. The Mineral Resources and Mineral Reserves have been estimated in conformity with the accepted CIM Estimation of Mineral Resources and Mineral Reserves Best Practices Guidelines (2019) and are reported in accordance with the Canadian Securities Administrators’ NI 43-101.

Item	1 (a) – Property Description

The Blanket Mine is an operating underground gold mine situated on the Gwanda Greenstone Belt targeting shear zone hosted gold mineralisation. It is located in the southwest of Zimbabwe, approximately 15 km northwest of Gwanda, the provincial capital of Matabeleland South. Gwanda is located 120 km southeast of Bulawayo, 200 km northwest of the Beitbridge Border post with South Africa, and 560 km from Harare.

General Location of Blanket Mine

24°0'0"E
26°0'0"E
28°0'0"E
30°0'0"E
32°0'0"E
16°0'0"S
18°0'0"S
20°0'0"S
22°0'0"S
AFRICA
ZIMBABWE
MINE
Kilometers
0 1,000 2,000
N
MOZAMBIQUE
ZAMBIA
Mashonaland Central
Mashonaland West
HARARE
Harare
ZIMBABWE
Mashonaland East
Manicaland
Matabeleland North
Midlands
Legend
Mine Area
City
Provincial Boundary
Elevation
2460 mamsl
160 mamsl
Bulawayo
BULAWAYO
BLANKET GOLD MINE
Matabeleland South
BOTSWANA
Masvingo
Kilometers
0 50 100 150 200
Drawn by: MA, Minxcon (Pty) Ltd
WGS84
May 2020

General Location of Blanket Mine	January 2020

The Mine complex comprises a cluster of mines extending from Lima in the north, through Eroica, Sheet, AR Main, AR South, the currently defunct Feudal, Blanket Section (Blanket 1 to Blanket 6) and Jethro over a total strike length of some 3 km. Gold has been commercially mined at the Project Area from several closely-spaced orebodies defining a mineralised trend via several shafts since the early 1900s. The Mine covers the operating claims of Jethro, Blanket, Feudal, Harvard, Mbudzane Rock, Oqueil, Sabiwa, Sheet, Eroica and Lima, largely encompassed in a 2,120 ha Mining Lease. Ore is processed at an on-site plant.

Caledonia Mining Corporation Plc NI 43-101 Technical Report on the Blanket Gold Mine, Zimbabwe	2

Item	1 (b) – Ownership of the Property

The Blanket Mine operates under a mining lease ML40 issued to Blanket Mine (1983) (Pvt) Ltd, which is incorporated in Zimbabwe and a 64% owned, indirect subsidiary of Caledonia Mining Corporation Plc. The mine’s claims under the lease cover an area of 2,120 ha. The mining lease details are provided below.

Mining Lease Details

Mining Lease Number	Holder	Mining District	Area	Principal Mineral	Other Minerals	Date of Issue	Validity Period
			ha
ML40	Blanket Mine (1983) (Pvt) Ltd	Matabeleland South	2,120.00	Gold	Silver, Copper, Arsenic	24 May 2019	1 year, renewable. Current tenure period expires on 24 May 2021.

Item	1 (c) – Geology and Mineral Deposit

The Blanket Mine is situated on the north-western limb of the Archaean Gwanda Greenstone Belt in south-western Zimbabwe, along strike from several other gold deposits. The Gwanda Greenstone Belt is approximately 70 km in length (west to east) and 15 km wide (north to south). The belt is typical of greenstone belts of the Zimbabwe Craton consisting of mafic to felsic volcanics with intercalated sedimentary units. Repeated strong deformation affected all lithologies. Structurally, the Gwanda Greenstone Belt is dominated by a major periclinal synform, plunging 60° NW in the western half of the belt and flanked on both sides by major deformation zones. Gwanda Greenstone Belt metamorphism reaches upper greenschist to amphibolite facies and is higher than in the typical Zimbabwean greenstone belts.

Caledonia Mining Corporation Plc NI 43-101 Technical Report on the Blanket Gold Mine, Zimbabwe	3

Geology of the Gwanda Greenstone Belt

28°45'E
29°E
29°15'E
20°45'S
21°S
N
MINING
LEASE ML40
GWANDA
Smiler
Blanket
Annette Kameel
Lone Hand Freda
Horn
Lady Anna
Jonnie
Imani
Tide
Big Ben
Mascot
Mazeppa
Svithoid
Prestwood
Geelong
Valley
London Wall
Jessie
Olympus
LITHOLOGY
Mafic unit
Basaltic metavolcanics
Dolerites and gabbro
Felsic unit
Felsic unit
Older gneiss complex
Ultramafic lavas and intrusions
Younger intrusive granite
0
10
20
Km
Major Town
Blanket Claim
Mining Lease
Producing Claims
Non-Producing Claims
Rail
Roads
Gold Mines
Gold deposits

Drawn by: MA, Minxcon (Pty) Ltd. June 2020. WGS84

Modified After: MSA (2011)
Geology of the Gwanda Greenstone Belt	January 2020

In the Blanket Mine area, lithologies comprise non-mineralised basal felsic schists of igneous or sedimentary origin in the east. The felsics are overlain by a metabasaltic ultramafic to mafic unit with pillow basalts remnants. This Mafic Unit is subdivided into a lower zone and upper zone. Ultramafics and BIFs comprise the lower zone, while massive to pillowed lavas with intercalated interflow sediments (cherty argillites) comprise the upper zone (or Black Markers). Blanket mineralisation occurs in the overlying mafics. Regionally, the rock is a fine-grained massive amphibolite with localised shear planes. A low angle transgressive shear zone characterised by biotite and a well-developed fabric, cuts through the mafic zone is the locus of the gold ore shoots. The shear zone may be up to 50 m wide.

Mining at Blanket occurs over a 3 km strike that includes from north to south, the deposits of Lima, Eroica, Sheet, AR Main, AR South, Feudal, Blanket Section (Blanket 1 to Blanket 6) and Jethro. The main Blanket underground workings are connected to Lima by a 2 km long haulage which follows the strike of the main fabric. Mineralisation occurs in near vertical shoots aligned along an approximately N-S axis. The ore shoots vary in shape from the tabular-lensoidal quartz reefs to the massive to pipe-like disseminated sulphide reefs (or DSR). Gold is deposited at crustal levels within and near the brittle-ductile transition zone. The deposits may have a vertical extent of up to 2 km, demonstrate extensive down-plunge continuity, and lack pronounced zoning. The ore mineralogy is dominated by gold, pyrite and arsenopyrite.

Two quartz-filled shear zones are mined, namely the Blanket Quartz Reef (or BQR) and the Eroica Reef, which have long strike lengths but are not uniformly mineralised although continuous pay shoots of over 100 m on strike are seen. Gold grade fluctuations are more extreme in the quartz reefs than in the DSR type reefs but on average these quartz shears have higher grades.

Caledonia Mining Corporation Plc NI 43-101 Technical Report on the Blanket Gold Mine, Zimbabwe	4

Item	1 (d) – Status of Exploration

Blanket Mine is planning on continuing with the down-dip exploration drilling (below 750 m Level) as soon as the underground infrastructure / development is in place. This drilling will confirm and improve the down-dip Inferred Mineral Resource. An electromagnetic survey may be considered; potentially delineating additional surface structural features and targets, which can be used in conjunction with and refinement of the geological concept being proposed.

The combination of the exploration drilling, geophysical survey and conceptual geological model (based on the sampling database) may increase the exploration targets and ultimately assist in increasing the Mineral Resource.

Item	1 (e) – Mineral Resource and Mineral Reserve Estimates

MINERAL RESOURCES

All data sources have been verified to be suitable for the establishment of a 3D geological model and Mineral Resource Estimation. A new conceptual geological model has been proposed and as a result Blanket 1, 2 and 3 have been remodelled. ARS extension has also been modelled as a result. This geological model can be used as a framework for additional target generation as well as targeted exploration programs.

The estimates generally show good reconciliation to data; however, scope exists to further domain a number of the orebodies and improve the quality of the estimates.

Measured, Indicated and Inferred Mineral Resources, based on ordinary kriging, can be declared for Blanket Mine due to the continuity of the geology and grade as well as a history of proven historical mining. The Inferred resources show geological continuity, while grade continuity requires improvement through additional drilling. The 2020 estimate includes a larger proportion of 3D digital estimates than the 2018 estimate; however, manual blocks are still considered in this estimate within stoped out areas. The Measured, Indicated and Inferred Mineral Resources are shown in the table to follow.

Caledonia Mining Corporation Plc NI 43-101 Technical Report on the Blanket Gold Mine, Zimbabwe	5

Mineral Resource Tabulation for Blanket Mine as at 1 January 2020

Mineral Resource Classification	Orebody	Tonnes	Au Grade	Au Content
		t	g/t	oz
Measured	AR Main	512,720	3.02	49,763
	AR South	877,838	3.63	102,540
	Feudal	17,024	2.90	1,585
	Blanket 1	12,575	5.09	2,056
	Blanket 2	160,753	3.38	17,495
	Blanket 3	239,244	2.74	21,088
	Blanket 4	10,115	3.84	1,249
	Blanket 6	12,315	3.54	1,402
	BQR	583,991	3.16	59,334
	Eroica	74,330	4.08	9,752
	Lima	208,803	3.41	22,876
	Jethro*	11,214	3.83	1,380
	Sheet*	13,094	3.31	1,394
Measured Total		2,734,016	3.32	291,911
Indicated	AR Main	1,351,094	2.82	122,658
	AR South	522,307	2.79	46,876
	Feudal	73,124	3.07	7,207
	Blanket 1	212,466	2.94	20,079
	Blanket 2	450,353	3.34	48,307
	Blanket 3	225,054	2.58	18,691
	Blanket 4	172,513	4.21	23,351
	Blanket 6	163,791	3.67	19,317
	BQR	1,219,551	3.44	134,912
	Eroica	1,001,196	3.76	121,130
	Lima	110,351	3.32	11,791
	Jethro*	88,734	4.11	11,729
	Sheet*	203,829	3.64	23,837
Indicated Total		5,794,361	3.27	609,886
Grand Total		8,528,377	3.29	901,797

Notes:

1.	* Manual Mineral Resource estimate from Block Plans only.

2.	Cut-off applied 1.5 g/t.

3.	No Geological loss applied for Measured, 5% for Indicated and Inferred.

4.	Commodity price utilised: USD1,600/oz.

5.	Mineral Resources are stated inclusive of Mineral Reserves.

6.	Mineral Resources are reported as total Mineral Resources and are not attributed.

7.	All orebodies are depleted for mining.

Inferred Mineral Resource Tabulation for Blanket Mine as at 1 January 2020

Mineral Resource Classification	Orebody	Tonnes	Au Grade	Au Content
		t	g/t	oz
Inferred	AR Main	517,851	1.89	31,437
	AR South	434,969	2.68	37,504
	Feudal	466,381	2.59	38,860
	Blanket 1	1,375,185	2.65	116,954
	Blanket 2	1,524,535	4.05	198,577
	Blanket 3	644,938	3.36	69,771
	Blanket 6	393,883	2.95	37,343
	BQR	2,344,837	3.20	241,453
	Eroica	489,440	3.71	58,361
	Lima	297,789	3.75	35,899
Grand Total		8,489,808	3.17	866,160

Notes:

1.	Cut-off applied 1.5 g/t.

2.	No Geological loss applied for Measured, 5% for Indicated and Inferred.

3.	Commodity price utilised: USD1,600/oz.

4.	Mineral Resources are stated inclusive of Mineral Reserves.

5.	Mineral Resources are reported as total Mineral Resources and are not attributed.

6.	All orebodies are depleted for mining.

Caledonia Mining Corporation Plc NI 43-101 Technical Report on the Blanket Gold Mine, Zimbabwe	6

MINERAL RESERVES

Mineral Resources in the Measured and Indicated Mineral Resource classifications have been converted into Proven and Probable Mineral Reserves respectively, by applying the applicable modifying factors. The Mineral Reserve estimate for the Blanket Mine is detailed in the table below.

Blanket Mine Mineral Reserve Estimate as at 1 January 2020

Mineral Reserve Classification	Tonnes	Grade	Au Content
	kt	g/t	kg	oz
Proved	1,704	3.34	5,694	183,057
Probable	3,158	3.39	10,719	344,619
Total	4,862	3.38	16,413	527,677

Notes:

1.	Mineral Reserve cut-off of 2.1 g/t applied.

2.	The gold price that has been utilised in the economic analysis to convert diluted Measured and Indicated Mineral Resources in the LoM plan to Mineral Reserves is an average real term price of USD1,660/oz over the LoM.

3.	Mineral Reserves are reported as total Mineral Reserves and are not attributed.

An uneconomical tail containing 29.51 koz of gold has been excluded from the Mineral Reserve, since it is not economical on its own.

Item	1 (f) – Development and Operations

MINING

Blanket Mine employs two mining methods that are well suited to the nature of the of the mineral deposits. The extreme variation within the Blanket Mine mineral deposits necessitates modification of the exact mining methods that suit the specific characteristics of each deposit. The general practice on the Mine is to implement one of two tailored mining methods, determined mainly by the width of the mineral deposit.

The two mining methods utilised are:-

•	Long-hole stoping in wider mineral deposits (orebody widths generally more than 3 m); and
•	Underhand stoping in narrow mineral deposits (orebody widths generally less than 3 m).

The planned thrust in development is aimed at opening up ground below 750 m Level which will be the primary production areas, as well as create the necessary exploration drilling platforms. In the Lima, ARS, Blanket and Blanket Feudal areas some mining activities will take place above 750 m Level.

Blanket mine plans to produce 80 koz (recovered) of gold per year. The Blanket Mine production profile targeting Measured and Indicated Mineral Resources is illustrated in the figure overleaf.

Caledonia Mining Corporation Plc NI 43-101 Technical Report on the Blanket Gold Mine, Zimbabwe	7

Blanket Mine Production Profile

It is recommended that additional drilling is undertaken to increase the level of confidence of the Mineral Resources from the Inferred classification to Indicated classification for conversion to Probable Mineral Reserves.

GENERAL INFRASTRUCTURE

Blanket Mine is an operational mine with well-established infrastructure and no major modifications or upgrades - with the exception of the Central Main Shaft expansion project - are necessary to sustain mining and processing operations. Sufficient capital has been allowed for the Central Main Shaft as well as the associated development, equipment and infrastructure. An upgrade of the ore handling infrastructure between Central Shaft and the Blanket Gold Plant is planned, but a cost estimate has not been completed.

Power and water supply allocation to the total Blanket operation, including the Central Main Shaft expansion project, is deemed to be sufficient.

PROCESSING

The Blanket Gold Plant consists of crushing, milling, carbon-in-leach and batch elution electro-winning circuits. The plant has been treating an average of 55 ktpm at a recovery of 93.6% for the past 12 months. The recovery performance is expected to continue, while the processing rate could be increased when the milling upgrade has been completed. Construction of a new TSF should be completed in 2022 to enable uninterrupted production. A cost estimate for the new TSF has been completed at USD2.6 million.

Item	1 (g) – Economic Analysis

The evaluator performed an independent mineral asset economic analysis on the Blanket Mine and the diluted Indicated and Measured Resources in the LoM plan, for conversion to Mineral Reserves. The Discounted Cash Flow, or DCF, is based on the production schedule and all costs and capital associated to develop, mine and process the orebody. Relevant taxation and other operating factors, such as recoveries and stay-in-business costs were incorporated into the economic analysis to produce a cash flow over the life cycle of the Mine.

Caledonia Mining Corporation Plc NI 43-101 Technical Report on the Blanket Gold Mine, Zimbabwe	8

USD commodity prices for the period 2020-2024 have been converted from nominal to real terms. The table below illustrates the forecasts for the first five years as well as the long-term forecast used in the financial model. The price forecasts are based on the median of various banks, brokers and analyst forecasts and are in real-terms throughout the life of mine. The inflation rate was sourced from the International Monetary Fund.

Macro-economic Forecasts (Real Terms)

Item	Unit		Year
		2020	2021	2022	2023	2024	Long-Term
		1	2	3	4	5
US Inflation Rate	%	1.50%	2.80%	2.10%	2.10%	2.10%	2.10%
Gold	USD/oz	1,934	1,931	1,753	1,642	1,472	1,444

Source: Median of various Banks and Broker forecasts (Minxcon) (Oct 2020)

I.	Financial Cost Indicators

The operating costs in the financial model were subdivided into different categories:-

a.	Adjusted Operating Cost (Cash Cost incurred at each processing stage, from mining through to recoverable metal delivered to market less net by-product credits - if any - and includes government royalty payments);
b.	All-in Sustainable Cost (AISC) (sum of Operating Costs, SIB Capital, Reclamation Costs and Corporate General and Administrative Costs); and
c.	All-in Cost (AIC) (sum of the AISC, Non-current Operational Costs and non-sustaining Capital Costs).

Costs reported for the Blanket Mine, which consists of mining, plant and other operating costs, as well as government royalty payments are displayed in the table to follow. Other costs in the Adjusted Operating Costs category include the central and technical services, general and administration, human resources, and other services costs. Other costs for the AISC category include the corporate management costs. The costs are displayed per milled tonne as well as per recovered gold ounce.

Caledonia Mining Corporation Plc NI 43-101 Technical Report on the Blanket Gold Mine, Zimbabwe	9

Project Cost Indicators

Item	Unit	Blanket Mine
Net Turnover	USD/Feed tonne	165
Mine Cost	USD/Feed tonne	22
Plant Costs	USD/Feed tonne	12
Other Costs	USD/Feed tonne	34
Royalties	USD/Feed tonne	8
Operating Costs	USD/Feed tonne	76
SIB	USD/Feed tonne	17
Reclamation	USD/Feed tonne	0
Other Costs	USD/Feed tonne	4
All-in Sustainable Costs (AISC)	USD/Feed tonne	97
Capital	USD/Feed tonne	2
Other Cash Costs	USD/Feed tonne	0
All-in Costs (AIC)	USD/Feed tonne	99
All-in Cost Margin	%	40%
EBITDA[1]	USD/Feed tonne	84
EBITDA Margin	%	51%
Gold Recovered	oz	493,378

Average Gold Price	USD/Gold oz	1,660
Payability - Off-take Agreement	%	98.5%
Net Turnover[2]	USD/Gold oz	1,626
Mine Cost	USD/Gold oz	217
Plant Costs	USD/Gold oz	115
Other Costs	USD/Gold oz	339
Royalties	USD/Gold oz	81
Operating Costs	USD/Gold oz	752
SIB Capex	USD/Gold oz	165
Reclamation	USD/Gold oz	0
Other Costs	USD/Gold oz	42
All-in Sustainable Costs (AISC)	USD/Gold oz	960
Capital	USD/Gold oz	20
Other Cash Costs	USD/Gold oz	0
All-in Costs (AIC)	USD/Gold oz	980
EBITDA*	USD/Gold oz	831

Notes:

1.	*Earnings before interest, tax, depreciation and amortisation (excludes CAPEX).

2.	Net turnover will be the realised income per produced gold oz after 98.5% payability has been applied.

The capital costs over the life of mine are described in the following figure. The total capital including the sustaining capital and contingencies amounts to USD91.4 million over the project life.

Caledonia Mining Corporation Plc NI 43-101 Technical Report on the Blanket Gold Mine, Zimbabwe	10

Capital Schedule

30
25
20
15
10
5
-
Annual Capital (USD million)
23
25
15
9
8
7
5
2020
2021
2022
2023
2024
2025
2026
Years
Initial Mining
Initial Plant
Initial Other
Exp. Mining
Exp. Plant
Exp. Other
Ongoing Mining + Capital Development
Ongoing Plant
Ongoing Other
Renewals and Replacements
Contingencies

II.	Economic Analysis Summary

The annual and cumulative cash flow forecast is displayed in the figure to follow. The Mine has no funding requirement as it has long been in operation. The cash flow dips in the final year when the current Mineral Reserve tonnes are depleted.

Caledonia Mining Corporation Plc NI 43-101 Technical Report on the Blanket Gold Mine, Zimbabwe	11

Undiscounted Cash Flow

300
250
200
150
100
50
0
(50)
Annual Cash Flow (USD million)
25
62
110
154
187
223
245
2020
2021
2022
2023
2024
2025
2026
Years
Capital Expenditure
Annual Cash Flow Excluding CAPEX
Cumulative Cash Flow

For the DCF, the gold price and grade have the most significant impact on the sensitivity of the Project followed by the operating costs. The Project is least sensitive to capital.

Project Sensitivity (NPV7.9%)

Caledonia Mining Corporation Plc NI 43-101 Technical Report on the Blanket Gold Mine, Zimbabwe	12

The value derived for the income approach only reflects the diluted Indicated and Measured Resources in the LoM plan, for conversion to Mineral Reserves. The Mineral Reserve is economically viable with a best estimated NPV of USD191 million at a real discount rate of 7.94%. No IRR could be calculated as Blanket is already in operation and no initial investment is required. The following table shows a summary of the economic analysis.

Project Economic Analysis Summary – Real Terms

Item	Unit	Blanket Mine
NPV @ 0%	USDm	246
NPV @ 2.5%	USDm	226
NPV @ 5%	USDm	209
NPV @ 7.5%	USDm	194
NPV @ 7.9%	USDm	191
NPV @ 10%	USDm	180
NPV @ 12.5%	USDm	168
NPV @ 15%	USDm	157
IRR	%	N/A
All-in Cost Margin	%	40%
Break-even Gold Price (AIC)	USD/oz.	980

Item	1 (h) – Qualified Person’s Conclusions and Recommendations
I.	Conclusions

Mineral Resources:-

Over the past few years Blanket Mine have been in the process of upgrading their Mineral Resource estimation system from historical manual block listing methodology and to digital estimation processes. The historical sampling database has been captured and can be used for more sophisticated estimation methodologies in the 3D environment. In addition to this, the historical mining voids and development have been captured and can be utilised for the Mineral Resource depletions and mine planning for Mineral Reserve purposes. In time Blanket Mine will entirely eliminate use of manually estimated block Mineral Resources and only utilise the 3D environment to investigate potential in new as well as previously mined areas.

The 3D digital environment allows for the scrutiny and review of the geological data in a holistic fashion that was previously not possible. By doing so, geological trends and patterns can be identified for the development of geological concepts that can be utilised in the exploration targeting and the planning of drilling programmes.

This change in Mineral Resource estimation and management systems will result in some fluctuations in the Mineral Resource in the short term but will likely result in an increase in the Blanket Mine Mineral Resources due to improved geological understanding, geological modelling, estimation processes, and management and planning systems.

Mining:-

The life of mine plan is logical and the planned production rates are achievable. The mining strategy is focused on a thrust in development to open up ground for planned mining areas below 750 m Level in line with the planned production targets. Blanket mine plans to produce 80 koz (recovered) of gold per annum.

Engineering and Infrastructure:-

Existing and planned infrastructure at the Blanket Mine and Central Main Shaft extension projects are sufficient to sustain the current production profile and the planned increased production.

Processing:-

The process plant has been operating at a consistent recovery of 93.5%. Since the new oxygen plant was installed during the first quarter of 2020, the average recovery for 2020 went up to 93.8% - this is expected to continue. The plant has demonstrated a throughput of 55 ktpm for the past 12 months, and there are indications that higher throughputs are possible. Operating cost has been consistent at USD12/t ore treated.

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A new TSF is required at a cost of USD2.8 million that would need to be spent in 2022, so that deposition can commence in 2022. An upgrade of the milling section is also planned at a cost of USD2.5 million.

Economic Analysis:-

The Blanket Mine plan including only the diluted Indicated and Measured Resources in the LoM plan, for conversion to Mineral Reserves is financially feasible. The updated Mineral Reserve can therefore be declared. The DCF value of USD191 million for the Blanket Mine was calculated at a real discount rate of 7.94%. No IRR could be calculated since the mine is in operation and no initial investment is required.

Blanket Mine financials are most sensitive to commodity prices, and grade. The Mine financials are least sensitive to capital expenditure.

The all-in sustainable costs for the Blanket Mine amount to USD97/milled t, which equates to USD960/oz. The all-in costs for the Blanket Mine was calculated as USD99/milled t, which equates to USD980/oz. The Mine therefore has a break-even gold price of USD980/oz including capital with an all-in cost margin of 40%, which is comparable to similar mines.

II.	Recommendations

Mineral Resources:-

It is recommended that Blanket Mine continue with enhancements to the Mineral Resource estimation process in order to investigate potential increases in the Mineral Resources in areas above current infrastructure and enhance the planning down-dip. These digital modelling systems should be incorporated into the monthly planning system to ensure the Mineral Resource remains active and updated.

The QAQC data indicates an improvement in the QAQC of the sampling database but still requires additional focus on immediate remedial action if required, especially for the exploration drilling as this directs the Mineral Resources and thus requires the highest integrity.

Mining:-

It is recommended that additional drilling be conducted to determine the upside potential of Inferred Mineral Resources and Exploration Targets. A geotechnical study should be conducted to determine the geotechnical parameters for pillar extraction.

Processing:-

A new TSF needs to be designed and construction should be completed by the end of 2022.

Caledonia Mining Corporation Plc NI 43-101 Technical Report on the Blanket Gold Mine, Zimbabwe	14

Item	2 – Introduction

Item	2 (a) – Issuer Receiving the Report

Minxcon (Pty) Ltd (“Minxcon”) was commissioned by Caledonia Mining Corporation Plc (“Caledonia” or “the Company”) to compile an independent National Instrument 43-101 Technical Report (this “Report”) on behalf of Blanket Mine (1983) (Pvt) Ltd (“Blanket Mine Company”), on the Blanket Gold Mine ( “Blanket” or the “Mine”), situated in the Gwanda area, Zimbabwe.

Item	2 (b) – Terms of Reference and Purpose of the Report

Minxcon was commissioned to prepare a technical report on the Blanket Gold Mine in compliance with the National Instrument 43-101, Form 43-101 F1 and the Companion Policy Document 43-101CP (collectively “NI 43-101”). This Report follows the guidelines as prescribed by NI 43-101. Only terms as defined by The Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) have been utilised in this Report. The Mineral Resources and Mineral Reserves have been estimated in conformity with the accepted CIM Estimation of Mineral Resources and Mineral Reserves Best Practices Guidelines (2019) and are reported in accordance with the Canadian Securities Administrators’ NI 43-101.

In 2018, Blanket Mine Company compiled and published an NI 43-101 Technical Report on the Mine titled National Instrument 43-101 Technical Report on the Blanket Mine, Gwanda Area, Zimbabwe (Updated February 2018) (“2018 Report”). The purpose of this Report is to provide an independent update of the Mineral Resources and Mineral Reserves and developments of the Blanket Mine and property.

The scope of work to complete the NI 43-101 technical report is as follows:-

•	review history of the Project;
•	produce key plans and maps for Report;
•	describe topography and climate;
•	review legal aspects and security of tenure;
•	review project data which includes:-
o	sampling governance;
o	sample method, collection, validation, preparation & storage;
•	review the geological modelling, interpretation and estimation;
•	review Mineral Resource estimation;
•	review mining plans and scheduling;
•	review processing and testwork;
•	review Mineral Resource and Mineral Reserve classification;
•	review cost and capital associated with the operation; this includes:-
o	operational;
o	governmental;
o	environmental aspects;
o	social obligations;
•	complete a valuation; and
•	review market studies of client and contracts.

The Mineral Resources and Mineral Reserves are stated at the effective date of 1 January 2020.

All monetary figures in this Report are expressed in USD, unless stated otherwise.

Caledonia Mining Corporation Plc NI 43-101 Technical Report on the Blanket Gold Mine, Zimbabwe	15

Item	2 (c) – Sources of Information and Data Contained in the Report

The following sources of information, all from Caledonia, were used to compile this Report:-

•	Legal aspects and tenure: Messers Paul Matthews and Patrick Hill;

•	The life of mine (“LoM”) plan and supporting information that forms the basis of the revised plan: Mr Dana Roets, Ms Janet Hobkirk and Mr Caxton Mangezi;

•	Metallurgical information: Mr Gibson Kadzikano;

•	Engineering information: Mr Deon Niemand; and

•	Financial information: Mr Chester Goodburn.

For further details are provided throughout the document, and referenced in Item 27.

Item	2 (d) – Qualified Persons’ Personal Inspection of the Property

The Qualified Persons (“QPs”, as such term is defined by the NI 43-101 Standards of Disclosure for Mineral Projects) for this Report are Mr U. Engelmann and Mr D. van Heerden.

Mr Engelmann has visited the operation on several occasions with the most recent being 19 to 23 August 2019 to review the Mineral Resource systems on the operation which included an underground visit to observe the mining and geology. In addition to Mr Engelmann’s visit, Mr Keith Osburn (contributing author), Senior Resource Geologist at Minxcon, also visited the Geology Department at the Blanket operation from 9 to 11 March 2020 to review the geological modelling, estimation process (digital and manual), QAQC as well as inspecting some of the exploration core. The mine laboratory was also inspected during the site visit.

Mr van Heerden visited the Mine property on 22 on 24 October 2014 during which the mine, treatment plant, waste dumps, sample assay laboratory and data management sections were investigated. A site visit for completion of this Report was deferred due to international travel restrictions imposed by government in response to the COVID-19 pandemic.

Minxcon is an independent advisory company. Its consultants have extensive experience in preparing technical and economic advisors’ and economic analysis reports for mining and exploration companies. Neither Minxcon nor its staff have any interest capable of affecting their ability to give a fair opinion, and will not receive any pecuniary or other benefits in connection with this assignment, other than normal consulting fees.

The authors of this Report are members in good standing of appropriate professional institutions. The following persons are Qualified Persons, as defined by the compliance reporting requirements for NI 43-101, and are responsible for the preparation of the report:-

Mr Uwe Engelmann (Director, Minxcon): BSc (Zoo. & Bot.), BSc Hons (Geol.), Pr.Sci.Nat. (Reg. No. 400058/08), MGSSA (Reg. No. 966310).

Uwe Engelmann has gained over 23 years’ experience in the mining and exploration industry working for various mining companies in South Africa. During this time, he was involved in research in Antarctica, held various geological positions including as Ore Resource Manager for eight years where he was involved in the production and exploration on the shafts, strategic planning, ore resources and reserves as well as the daily management of the shafts. He has been heading up the exploration division of Minxcon Exploration (formerly Agere Project Management) since 2007 where he has been involved in most aspects of exploration, predominantly in Africa, in a wide range of commodities including gold, platinum, copper, coal, manganese, chrome and iron ore. From 2014 he has been heading up the geology/Mineral Resource and exploration division at Minxcon.

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Mr Daniel (Daan) van Heerden (Director, Minxcon): B Eng (Min.), MCom (Bus. Admin.), MMC, Pr.Eng. (Reg. No. 20050318), FSAIMM (Reg. No. 37309), AMMSA.

Daan has worked in the mining industry for over 30 years. He has a vast amount of experience in managing underground and open cast mining operations in South Africa and abroad for world-class mining majors and junior mining companies. He was responsible for new business development for two major mining companies and has experience in mining mergers and acquisitions. He is currently heading the Mining Engineering division of Minxcon, where he is integrally involved in activities such as valuation, due diligence, finance structuring, change management required post the event, feasibility studies, LoM plans, technical reviews and writing of technical reports for various commodities.

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Item	3 – Reliance on Other Experts

Minxcon has accepted information supplied by Caledonia regarding the permits and licences as valid and complete, as provided by Mr Paul Matthews.

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Item	4 - Property Description and Location

Item	4 (a) – Area of the Property

The Blanket Mine is an operating underground gold mine situated on the Gwanda Greenstone Belt (“GGB”) targeting shear zone hosted gold mineralisation. The Mine complex comprises a cluster of mines extending from Lima in the north, through Eroica, Sheet, AR Main, AR South, the currently defunct Feudal, Blanket Section (Blanket 1 to Blanket 6) and Jethro over a total strike length of some 3 km. Gold has been commercially mined at the Project Area from several closely-spaced orebodies defining a mineralised trend via several shafts since the early 1900s. The Mine covers the operating claims of Jethro, Blanket, Feudal, Harvard, Mbudzane Rock, Oqueil, Sabiwa, Sheet, Eroica and Lima, largely encompassed in a 2,120 ha Mining Lease. Ore is processed at an on-site plant.

Item	4 (b) – Location of the Property

As illustrated in Figure 1, the Mine is located in the southwest of Zimbabwe, approximately 15 km northwest of Gwanda, the provincial capital of Matabeleland South. Gwanda is located 120 km southeast of Bulawayo, 200 km northwest of the Beitbridge Border post with South Africa, and 560 km from Harare, Zimbabwe's capital city.

The mine is centred on the following coordinates:-

•	Latitude 20°52' S

•	Longitude 28°54' E

Figure 1: General Location of Blanket Mine

24°0'0"E
26°0'0"E
28°0'0"E
30°0'0"E
32°0'0"E
16°0'0"S
18°0'0"S
20°0'0"S
22°0'0"S
N
AFRICA
ZIMBABWE
MINE
Kilometers
0 1,000 2,000
MOZAMBIQUE
ZAMBIA
Mashonaland Central
Mashonaland West
HARARE
Harare
ZIMBABWE
Mashonaland East
Manicaland
Matabeleland North
Midlands
Legend
Mine Area
City
Provincial Boundary
Elevation
2460 mamsl
160 mamsl
Bulawayo
BULAWAYO
BLANKET GOLD MINE
Matabeleland South
BOTSWANA
Masvingo
Kilometers
0 50 100 150 200
Drawn by: MA, Minxcon (Pty) Ltd
WGS84
May 2020

General Location of Blanket Mine	January 2020

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Item	4 (c) – Mineral Deposit Tenure

I.	Zimbabwe’s Mining Industry

The issuing and control of mineral rights in Zimbabwe is regulated by the Mines and Minerals Act (Chapter 21:05) of 1961 (“MMA”), administered by the Mining Commissioner of the regional mining district. The Mineral Resources are vested in the State through the President of Zimbabwe.

The Government of Zimbabwe does not participate in managing the projects of local or foreign firms in the private sector. Presently, government participation in mining is through Zimbabwe Mining Development Corporation (“ZMDC”) and through the Minerals Marketing Corporation of Zimbabwe (“MMCZ”). The ZMDC was formed in 1982 for government to participate in the mining sector and to save companies that were being threatened to close. It is active in exploration, mining and giving assistance to cooperatives and small-scale miners.

The MMCZ was formed in 1992 and is responsible for marketing all the country's minerals and metal products except gold and silver which are sold through the Reserve Bank. It finances its operations by a commission charge of 0.875% on sales conducted for its clients.

II.	Mining Titles

In Zimbabwe, mining and mine development may be conducted with a mining claim, mining lease, Special Mining Lease and Special Grant. A mining claim covers a small area, thus usually several claims are grouped to form a block of claims. The claim confers on the holder the exclusive right to mine the Mineral Resource for which the claim was registered. Mining claims are dependent on the claim holder applying to the Mining Commissioner for and obtaining an inspection certificate on an annual basis; failure to do so results in the forfeiture of the relevant claim.

A block of claims may be transformed into a Mining Lease for simplicity of administration.

III.	Blanket Mining Lease and Claims

The Blanket Mine's interests in Zimbabwe include a Mining Lease, operating claims (i.e., on-mine), non-operating claims and a portfolio of brownfields exploration projects (satellite projects), as illustrated in Figure 2 as blocks of claims.

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Figure 2: Location of Blanket Mining Lease and Claims

Location of Blanket Mining Lease and Claims	January 2020

The Blanket Mine operates under a mining lease with registered number 40 (“ML40”) which was issued under the MMA to Blanket Mine Company as detailed in Table 1. The mine’s claims under the lease cover an area of 2,120 ha, and include Lima, Sheet, Oqueil, Feudal, Sabiwa, Jethro, Harvard and Blanket claims.

Table 1: Mining Lease Details

Mining Lease Number	Holder	Mining District	Area	Principal Mineral	Other Minerals	Date of Issue	Validity Period
			ha
ML40	Blanket Mine (1983) (Pvt) Ltd	Matabeleland South	2,120.00	Gold	Silver, Copper, Arsenic	24 May 2019	1 year, renewable. Current tenure period expires on 24 May 2021.

Minxcon has viewed a copy of the ML40 as well as the 2020 inspection certificate for renewal, and is satisfied with their validity and authenticity.

Blanket Mine also has several registered claims, not incorporated under the lease. The 59 claims contiguous to the mining lease comprise a total area of approximately 994 ha. The registration numbers, area, number of claims and number of blocks for the individual claims have been supplied to Minxcon by Blanket Mine and are listed in Appendix 1.

Blanket Mine provided a separate list of non-operating claims located away from ML40 and the adjoining claims described above, that form a portion of their Gwanda portfolio. These non-producing claims (satellite projects) consist of 217 blocks of registered base metal (Ni, Cu and As) and precious metal claims covering a total area of 2,672 ha. The names of each claim, as well as registration numbers and type of minerals were provided to Minxcon by Blanket Mine and are listed in Appendix 2.

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A summary of the Blanket mineral titles is provided in Table 2 and corresponds to the Figure 2.

Table 2: Blanket Mineral Title Areas and Status

Claim Block	Status
ML40	Operating
Valentine	Operating
Sabiwa	Operating
Mbudzane Rock	Operating
GG	Non-operating (was under development for gold mining, currently on hold)
Mascot	Non-operating (was under development for gold mining, currently on hold)
Penzance	Non-operating
Annette	Non-operating
Cinderella	Non-operating
Dan’s Luck	Non-operating
Eagle Vulture	Non-operating
Gum	Non-operating
Banshee J	Non-operating
Mazeppa	Non-operating
Will South	Non-operating
Spruit	Non-operating
Shakeshake	Non-operating
Rubicon	Non-operating
Surprise	Non-operating
Bunny’s Luck	Non-operating
Abercorn	Non-operating

A number of claims are subject to active tribute agreements between the Mine and local small scale miners as part of the Company’s Corporate Social Responsibility. This is further discussed in Item 20 (d).

IV.	Surface Rights

In accordance with paragraph 178(2)(a)(b)(c) of the MMA, the owners of the claims of this project possess the following respective surface rights:-

•	use of any surface within the boundaries for all necessary mining purposes;

•	the right to use, free of charge, soil, waste rock or indigenous grass situated within the claims boundaries for all necessary mining purposes;

•	the right to sell or dispose of recovered waste rock.

Minxcon believes that this clause provides sufficient rights to use the surfaces of the claim blocks that have been consolidated into the ML40.

The MMA Amendment Bill makes instruction for landowner compensation in case of land loss due to mining activities in the form of land reallocation or outright purchase. Blanket Mine activities have not triggered this compensation and are not foreseen to do so.

Item	4 (d) – Issuer’s Title to/Interest in the Property

The Indigenisation and Economic Empowerment Act ("The Act"), which was enacted in 2007, required that 51% of the equity of all commercial enterprises in Zimbabwe must be owned by indigenous Zimbabweans.

On February 20, 2012 Caledonia announced it had signed a Memorandum of Understanding with the Minister of Youth, Development, Indigenisation and Empowerment of the Government of Zimbabwe pursuant to which 51% of Blanket would be sold for a paid transactional value of USD30.09 million. The various transactions were implemented with effect from 5 September 2012 on the following basis:-

•	16% was sold to the National Indigenisation and Economic Empowerment Fund (“NIEEF”);

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•	10% was sold to an Employee Trust for the benefit of the present and future employees of Blanket Mine (“BETS”);

•	15% was sold to Fremiro Investments (Private) Limited (“Fremiro”), which is owned by indigenous Zimbabweans; and

•	10% was donated to the Gwanda Community Share Ownership Trust (“GCSOT”). Blanket also made a non-refundable donation of USD1 million to the Trust as soon as it was established and paid advance dividends of USD4 million before the end of April 2013. Pursuant to an arrangement agreed in February 2020, the Trust receives 20% of its dividends declared by Blanket and the remaining 80% is set off against the advance dividends. Previously, all dividends were applied against the advanced dividends.

Caledonia facilitated the vendor funding of these transactions: i.e. indigenous Zimbabweans who have purchased their interest in Blanket will repay their outstanding facilitation loan by sacrificing 80% of their future entitlement to Blanket dividends. Outstanding balances on the facilitation loans attracts interest at LIBOR plus 10% up to 31 December 2016, subject to moratoria on interest accrual during periods when Blanket did not pay dividends. From 1 January 2017, interest was reduced to the lower of a fixed rate of 7.25% per annum, payable quarterly, or 80% of the dividend that is attributable to Blanket’s indigenous shareholders paid in a quarter by Blanket. The reduction in the interest rate reflects the general lowering of interest rates in Zimbabwe.

Following the implementation of Indigenisation, Caledonia received the Certificate of Compliance from the Government of Zimbabwe which confirmed that Blanket was fully compliant with the Indigenisation and Economic Empowerment Act.

Following the appointment of a new President of Zimbabwe in late 2017 the requirement for gold mining companies to be indigenised was removed by a change in legislation with effect from March 2018.

On 5 November 2018 Caledonia and Fremiro entered into a sale agreement for Caledonia to purchase Fremiro’s 15% shareholding in Blanket Mine in exchange for the issue of 727,266 shares in Caledonia at USD7.15 per share and the cancellation of their facilitation loan which stood at USD11,467 as at 30 June 2018. On 21 January 2020 Caledonia announced that all regulatory approvals had been obtained and the transaction became effective thereby increasing Caledonia’s indirect shareholding in Blanket Mine to 64%.

The current ownership structure of Blanket Mine is illustrated in Figure 3. In addition to the effective total 36% shareholdings of NIEEF, BETS and GCSOT as described above, Blanket Mine (1983) (Pvt) Ltd is held 64% by Caledonia Holdings Zimbabwe (Pvt) Ltd, which is a wholly owned subsidiary of Greenstone Management Services Holdings Limited (“GMS”), which in turn is wholly owned by Caledonia. Caledonia is a Jersey-registered company which is listed on the Toronto Stock Exchange (TSX-CAL), the AIM Market of the London Stock Exchange (LSE−CMCL), and the New York Stock Exchange (NYSE-CMCL). GMS is a subsidiary of Caledonia that employs the South African based management that receives a management fee from Blanket. Blanket Mine Company is incorporated in Zimbabwe and is the owner and operator of the Blanket Mine.

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Figure 3: Ownership Structure

Ownership Structure	January 2020

The ML40, in which boundaries all current mining activities occur, is issued to Blanket Mine Company. A number of claims were held under option agreements between Blanket Mine Company and the claim holders. Blanket Mine Company has exercised all its options and purchased the claims under conditions outlined in the option agreements. Each of these has a net smelter royalty (“NSR”) associated with it. The remainder of claims are 100% held by Blanket Mine Company. A summary of the ownership of each claims area is provided in Table 3.

Table 3: Blanket Mineral Title Areas and Ownership

Claim Block	Ownership	Royalty Condition
ML40	Blanket Mine (1983) (Pvt) Ltd
Valentine	Blanket Mine (1983) (Pvt) Ltd – Option exercised	3.0% NSR
Sabiwa	Blanket Mine (1983) (Pvt) Ltd
Mbudzane Rock	Blanket Mine (1983) (Pvt) Ltd
GG	Blanket Mine (1983) (Pvt) Ltd – Option exercised	2.5% NSR
Mascot	Blanket Mine (1983) (Pvt) Ltd – Option exercised	2.5% NSR
Penzance	Blanket Mine (1983) (Pvt) Ltd – Option exercised	2.5% NSR
Annette	Blanket Mine (1983) (Pvt) Ltd – Option exercised	3.0% NSR
Cinderella	Blanket Mine (1983) (Pvt) Ltd – Option exercised	3.0% NSR
Dan’s Luck	Blanket Mine (1983) (Pvt) Ltd – Option exercised	2.5% NSR
Eagle Vulture	Blanket Mine (1983) (Pvt) Ltd – Option exercised	3.0% NSR
Gum	Blanket Mine (1983) (Pvt) Ltd – Option exercised	3.0% NSR
Banshee J	Blanket Mine (1983) (Pvt) Ltd – Option exercised	3.0% NSR
Mazeppa	Blanket Mine (1983) (Pvt) Ltd – Option exercised	2.5% NSR
Will South	Blanket Mine (1983) (Pvt) Ltd – Option exercised	2.5% NSR
Spruit	Blanket Mine (1983) (Pvt) Ltd
Shakeshake	Blanket Mine (1983) (Pvt) Ltd
Rubicon	Blanket Mine (1983) (Pvt) Ltd
Surprise	Blanket Mine (1983) (Pvt) Ltd
Bunny’s Luck	Blanket Mine (1983) (Pvt) Ltd
Abercorn	Blanket Mine (1983) (Pvt) Ltd

Item	4 (e) – Royalties and Payments
I.	Government Royalties

Mining royalties are charged in terms of the Mines and Minerals Act (Chapter 21:05). The royalties are collectable from all the minerals or mineral-bearing products obtained from any mining location and disposed of by a miner or on his behalf. The royalties are chargeable whether the disposal is made within or outside Zimbabwe.

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Zimbabwean tax laws and international pricing have pushed deliveries in the gold sector to decline by 26% within the first-half of 2014. A decision was made by the Government of Zimbabwe in its 2014 Mid-Year Fiscal Policy Review Statement to reduce the royalty on Zimbabwean gold producers from 7% to 5%, effective 1 October 2014. The royalty rate was further reduced to 3% only if the gold price is below USD1,200/oz effective 1 August 2019, with the rate remaining at 5% if the gold price exceeds USD1,200/oz. The royalty of 3% - 5% is, effective 1 January 2020, also tax deductible, with the tax rate applied on the earnings after royalty deductions.

II.	Net Smelter Royalties

Blanket Mine does not have any net smelter royalties applicable to its current operations.

Item	4 (f) – Environmental Liabilities

Operating mines in Zimbabwe are required to set aside money as part of the closure plan and fulfilment of the provisions of the MMA and Environmental Management Act (Chapter 20:27) No. 13/2002 (“EM Act”). The Ministry of Mines is working on amendments to the MMA in which there will be conditions for protection of the environment through the Safety, Health and Rehabilitation Fund.

As far as Minxcon is aware, no statutory instrument has been gazetted implementing an environmental fund as yet, thus so no fees are currently due. In addition, Minxcon is not aware of any requests being made to Blanket Mine Company by the Minister to implement an environmental fund. As such, no environmental rehabilitation trusts and guarantees have been established for Blanket. In addition, the author is not aware that the liabilities have been calculated or budgeted for. However, a closure liability has been calculated (although not currently provided for) and is presented in Item 20 (e).

Item	4 (g) – Permits to Conduct Work

The permits relating to the mining operations at Blanket are described in the sections to follow. Apart from administrative delays relating to COVID-19, the Mine is compliant in terms of authorisations and adheres to all government protocols and regulations as required.

I.	Water Agreement

Water for the operations is sourced from the Blanket Dam that is situated on the Mtshabezi River and owned by the Zimbabwe National Water Authority (“ZINWA”). The use of this water is authorised through a contract agreement between Blanket Mine Company and ZINWA in terms of the Zimbabwe National Water Authority Act (Chapter 20:251).

In terms of this agreement, Blanket Mine Company is allowed to extract 1,200,000 m3 of water for the period 1 April 2020 to 31 March 2021. The agreement is valid for one-year periods and is renewed annually. ZINWA annually send to Blanket the renewable agreement for signing.

Blanket continues to extract water in the interim at a rate of ZWL18.00/m3.

II.	Environmental Impact Assessment Certificates

In Zimbabwean mining legislation, an Environmental Impact Assessment (“EIA”) is not required in order to issue a mining licence, and in terms of the EM Act and its First Schedule is only required prior to commencement of mining and forms part of the planning process. Blanket Mine was established in the early 1900s, long prior to the implementation of governing mining and environmental laws. As such, it appears that an EIA is not required for the Blanket Mine. However, the Company is in constant communication with the Environmental Management Agency (“EMA”) regarding environmental permitting requirements and an EIA was completed for the Mine in 1995. Should the EMA communicate that an EIA certificate for the Mine be obtained, the Company will submit all relevant and associated applications to obtain such and remain fully compliant.

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Blanket Mine holds EIA certificates as issued by the EMA for the development of the additional Mascot and GG gold mines, which do not form subject of this Report but are detailed in Table 4 for completeness, as supplied by the Client. The Company is in the process of drafting renewal applications for the Mascot and GG EIA certificates

Table 4: EIA Certificates

Licence Type	Licence Number	Activity	Validity
EIA Certificate	8000095164	Mascot Mine – gold mining development	14 Dec 2020 – 31 Dec 2021
EIA Certificate	80000951634	GG Mine – gold mining development	14 Dec 2020 – 31 Dec 2021

III.	Additional Environmental Permits

In order for operations to continue, the EMA has issued a number of additional environmental licences to Blanket Mining Company, including:-

•	air emissions (clinic incinerator, blacksmith shop, laboratory, smelter house and power plant generators);

•	solid waste (landfill and tailings);

•	effluent disposal (sewerage and car wash bay);

•	hazardous substances (importation, transportation and storage); and

•	hazardous waste generation (oils and clinical waste).

These licences are listed in Table 5 – dates and licence numbers have been supplied by the Client. The certificates are valid for 1 year and renewed annually. Applications for hazardous waste generation (oils, chemicals, etc.) licences have been submitted and are pending EMA review. New environmental disturbances will require additional permits further to those listed in Table 5, and currently no further disturbances have been identified.

Table 5: Environmental Permits

Licence Type	Licence Number	Activity	Validity
Air Emissions	8000097040	Diesel generator emission	04 Mar 2021– 31 Dec 2021
Air Emissions	8000097042	Clinic incinerator	04Mar 2021 – 31 Dec 2021
Air Emissions	8000097044	Blacksmith	04 Mar 2021 – 31 Dec 2021
Air Emissions	8000097043	Assay laboratory	04 Mar 2021 – 31 Dec 2021
Air Emissions	8000097038	Smelter	04 Mar 2021 – 31 Dec 2021
Effluent Disposal	8000095834	Car wash	04 Mar 2021 – 31 Dec 2021
Effluent Disposal	8000095832	Ablution facilities (sewage, 15 kLpm, disposal : irrigation)	04 Mar 2021 – 31 Dec 2021
Hazardous Substance Importation	8000089121	Sodium cyanide, sodium hydroxide, acids	18 May 2020 – 17 May 2021
Hazardous Substance Storage and Use	8000089160	Sodium cyanide, diesel, acids, caustic soda	19 May 2020 – 17 May 2021
Hazardous Substance Transportation	8000089161	Sodium cyanide, caustic soda, acids, diesel	20 May 2020 – 17 May 2021
Hazardous Waste Generation	8000089162	Used oils, clinical waste (0.5 t, salvage yard)	21 May 2020 – 17 May 2021
Solid Waste Disposal	8000095839	Domestic waste (land filling, 1,500 t)	04 Mar 2021 – 31 Dec 2021
Solid Waste Disposal	8000095838	Tailings storage facility (24,453 kL)	04 Mar 2021 – 31 Dec 2021

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Item	4 (h) – Other Significant Factors and Risks

Minxcon is not aware of any factors or risks that may affect access, title or the ability to perform work on the property.

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Item	5 – Accessibility, Climate, Local Resources, Infrastructure and Physiography

Item	5 (a) – Topography, Elevation and Vegetation

The area around the Blanket Mine is hilly and lies at an altitude of about 1,000 m to 1,300 m above mean sea level (“amsl”). Drainage is to the northeast, into the Mtshabezi River on which the Sheet Dam and the Blanket Dam are located (some 5 km to the east of the Mine).

The indigenous vegetation is dominated by savannah with Marula (Sclerocarya birrea), a variety of Combretum species, Terminalia sericea, Mopane groves and patches of grassland. Around the mine and local settlements, vegetation has been cut down and invaded by secondary thorny scrub dominated by Dichrostachys cinerea. Agriculture is limited to subsistence farming of maize and vegetables.

The main natural water sources include the Tuli River, with its main tributaries (in the east bank running in a north-south direction) being the Mnyabetsi River in the Dibilashaba Communal Area, the Sengezane River in the Garanyemba Communal Area, and the Ntswangu and Pelele Rivers in the Gwanda Bolamba Communal Area.

Item	5 (b) – Access to the Property

Access to the Blanket Mine is by an all-weather single lane tarred road from Gwanda. Gwanda is linked by national highways to Bulawayo, Harare and the Beitbridge Border post. Earlier, Zimbabwe had good road infrastructure. However, lack of investment over the past ten to fifteen years resulted in its deterioration; substantial investment is required country-wide. The railway line connecting the Zimbabwean national network to South Africa passes through Gwanda. An airstrip for light aircraft is located 5 km to the northwest of the town.

Item	5 (c) – Proximity to Population Centres and Nature of Transport

Gwanda Town is the provincial capital of Matabeleland South Province and district capital of Gwanda District. The village of Vubachikwe lies immediately adjacent to the southeast of ML 40. Blanket Mine labourers and their families are accommodated in a mine village about 1 km from the Mine. Gwanda offers a number of lodges and alternative accommodation options.

Major economic activities in the district include gold mining, cement production, livestock production, game ranching and tourism. A number of dams and irrigation schemes are established. The population in the district is mostly rural, with the majority of employed people servicing the agriculture and related industries.

Gwanda offers limited hospitals and medical services, business and financial services, educational facilities, shops, recreational facilities and amenities. Larger hospitals and establishments are offered in Bulawayo, in addition to more skilled service industries. Neighbouring towns and villages to the Mine provide skilled and unskilled labour.

The district is serviced by telecommunication services, and Blanket Mine provides its own Wi-Fi and communication systems.

The A6 highway, forming part of the Trans-African Highway network, is orientated roughly northwest-southeast and links Bulawayo with the Beitbridge border post and Musina in South Africa. The highway runs through the town of Gwanda. A major sealed road, the Old Gwanda Road, branches off from the A6 in Gwanda and runs directly through the ML 40 to Bulawayo, as shown in Figure 4. The Blanket claims are all located along these major roads and are thus easily accessible. The roads are sealed and although potholing is frequent, the surfaces are navigable by all vehicles. The Beitbridge Bulawayo Railway runs roughly parallel to the A6 through Gwanda Town.

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An airstrip and informal airport building are located in Gwanda along the A6. The Joshua Mqabuko Nkomo International Airport is located in Bulawayo. The Mine can be accessed either via the Beitbridge-Bulawayo road, or by flying into Bulawayo and driving two hours via the Old Gwanda Road or the A6 to the site (Figure 4).

Figure 4: Access Routes

Access Routes	January 2020

Item	5 (d) – Climate and Length of Operating Season

The climate in Gwanda is hot and semi-arid, classified as BSh type by the Köppen climate classification system. BSh is characterised by a hot to extremely hot summers and warm to cool winters, with minimal precipitation.

Temperatures are as high as 40ºC during summer months of November to February and average 13ºC during winter (May to August). The climatic conditions make the area vulnerable to meteorological hazards such as droughts, floods, gusty winds, as well as lightening during the wet and hot season.

The region experiences short, variable rainfall seasons (averaging generally below 400 mm per year), and long, dry winter periods. Rainfall is usually associated with thunderstorms, producing rainfall of short duration and high intensity. The rainfall, in general, is less than half of the potential evaporation which has necessitated irrigation development and infield rainwater harvesting to improve crop production which complements animal husbandry as well as reclaims open access areas such as grazing lands. It also induces underground water recharge as part of improving the environment.

A chart depicting the average temperatures and precipitation for Gwanda annually is provided in Figure 5.

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Figure 5: Gwanda Average Annual Temperatures and Precipitation

Source: https://www.meteoblue.com/en/weather/historyclimate/climatemodelled/gwanda_zimbabwe_890516

No appreciable mine production downtime is expected owing to unfavourable climatic or weather conditions. The mine is able to operate year-round.

Item	5 (e) – Infrastructure
I.	Regional Infrastructure

Power Supply

The Blanket mine area is supplied with power through the national grid operated by the Zimbabwe Electricity Transmission and Distribution Company. Power is supplied from the grid to the operations via two overhead powerlines (“OHLs”) energized at 11 kV and 33 kV respectively. The Zimbabwe Electricity Supply Authority (“ZESA”) currently allocates a capacity of 10 MVA to the operations.

Water Supply

Water supply to the Blanket Mine area is sourced from the Blanket Dam located 5 km east of the Mine, as well as groundwater. The Blanket Dam has a capacity of 15 Mm³ and all water rights are held by ZINWA. Water users including Blanket Mine purchase all service and domestic / potable water from ZINWA.

Logistics

Logistics infrastructure in the Blanket Mine area consists mainly of the local road network, national rail network and an airstrip located northwest of the town of Gwanda. All of the above-mentioned infrastructure is easily accessible from Blanket Mine.

II.	Mine Infrastructure

Mine infrastructure comprises of underground workings, various shaft with head gear and hoisting facilities, a process plant, workshops and a tailings storage facility (“TSF”). Stores, workshops and offices, as well as an assay laboratory, are located adjacent to the mine shafts. There is adequate surface area for any potential future expansion. The general location and surrounding infrastructure are indicated in Figure 6.

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Figure 6: General Location and Infrastructure

MBUDZANE ROCK
VALENTINE
VALENTINE
MINING LEASE ML40
DAN'S LUCK
SABIWA
ANNETTE
GWANDA
GG
BANSHEE J
CINDERELLA
SPRUIT
ABERCORN
WILL SOUTH
GUM
MASCOT/PENZANCE
MAZZEPPA
EAGLE VULTURE
SHAKESHAKE
RUBICON
BUNNY'S LUCK
SURPRISE
LEGEND
Power Lines
Major Road
Railway Line
Major Town
Blanket Claim
Mining Lease
Producing Claims
Non-Producing Claims
Kilometers
0 2.5 5 7.5 10
Drawn by: MA, Minxcon (Pty) Ltd. June 2020. WGS84
28°50'0"E
29°0'0"E
29°10'0"E
29°20'0"E
20°50'0"S
21°0'0"S
N

General Location and Infrastructure	January 2020

Caledonia Mining Corporation Plc NI 43-101 Technical Report on the Blanket Gold Mine, Zimbabwe	31

Item	6 – History

Item	6 (a) – Prior Ownership and Ownership Changes

The Blanket Mine is part of the Sabiwa group of mines within the GGB from which gold was first extracted in the 19th century. The Blanket Mine is a cluster of mines extending some 3 km from Jethro in the south through Blanket itself, Feudal, AR South, AR Main, Sheet, and Eroica, to Lima in the north. Blanket Mine has produced over a million ounces of gold during its lifetime.

Following sporadic artisanal working, the Blanket Mine was acquired in 1904 by the Matabele Reefs and Estate Company. Mining and metallurgical operations commenced in 1906 and between then and 1911, 128,000 t were mined. From 1912 to 1916 mining was conducted by the Forbes Rhodesia Syndicate who achieved 23,000 t. There are no reliable records of mining for the period between 1917 and 1941 and it is possible that operations were adversely affected by political instability during World Wars I and II. In 1941 F.D.A. Payne produced some 214,000 t before selling the property to Falconbridge in 1964 (Blanket Mine, 2009). Under Falconbridge, production increased to 45 kg per month and the property yielded some 4 Mt of ore up until September 1993. Kinross Gold Corporation (“Kinross”) then took over the property and constructed a larger Carbon-in-Leach (“CIL”) plant with a capacity of 3,800 tpd. This was designed to treat both run of mine (“RoM”) ore and an old TSF.

Caledonia completed purchase of the mine from Kinross on 1 April 2006. The Blanket Mine re-started production in April 2009 after a temporary shut-down due to the economic difficulties in Zimbabwe. In late 2010, Blanket Mine successfully completed an expansion project which increased production capacity from 24,000 oz of gold per annum to 40,000 oz of gold per annum.

Item	6 (b) – Historical Exploration and Development

Exploration was conducted between 1997 and 2006 around the GG and Mascot areas with follow-up exploration drilling in 2013 around these same areas. Currently, there are exploration shafts at these two sites.

Item	6 (c) – Historical Mineral Resource Estimates

Historical Mineral Resources are defined as having been declared by previous owners, i.e. Kinross. Mineral Resources were stated by Kinross in late 2005 as provided in Table 6. The Mineral Resources were prepared and signed off by Caledonia's 'Qualified Person' Dr T Pearton (PhD, FGSSA.), in accordance with NI 43-101 guidelines. The previous Mineral Resources are stated here for completeness purposes as information to the reader and are not intended to be treated as current Mineral Resources.

Table 6: Historical Mineral Resources as at 31 December 2005 as per Kinross

Mineral Resource Category	Tonnes	Grade	Gold Content	Gold Content
	t	Au g/t	kg	oz
Indicated	431,000	4.06	1,750	56,200
Inferred *	2,064,000	6.31	Incomplete	Incomplete

Source: www.investegate.co.uk/caledonia-mining-crp--cmcl-/rns/acquisition-of-gold-mine/200606201300058747E/

Due to the complexities of the geology and relatively small Mineral Resource blocks above 22 Level, these areas were historically calculated manually. Below 22 Level, AR Main and Blanket Sections were calculated digitally. Other areas below 22 Level were also calculated manually.

Item	6 (d) – Historical Mineral Reserve Estimates

Historical 2005 Mineral Reserves as prepared by Dr Pearton and stated by Kinross are provided in Table 7. Mineral Resources figures were not included in the Mineral Reserve figures.

Caledonia Mining Corporation Plc NI 43-101 Technical Report on the Blanket Gold Mine, Zimbabwe	32

The previous Mineral Reserves are stated here for completeness purposes as information to the reader and are not intended to be treated as current Mineral Reserves.

Table 7: Historical Mineral Reserves as at December 2005 as per Kinross

Mineral Reserve Classification	Tonnes	Grade	Au Content
	t	g/t	kg	oz
Proved	1,118,000	4.19	4,684	150,700
Probable	2,105,000	4.27	8,988	288,900
Total	3,223,000	4.24	13,673	439,600

Source: www.investegate.co.uk/caledonia-mining-crp--cmcl-/rns/acquisition-of-gold-mine/200606201300058747E/

Item	6 (e) – Historical Production

Production from Blanket Mine was first recorded in 1906. The production history for Blanket under various owners up to the end of December 2019 is illustrated in Figure 7, showing RoM tonnes as well as gold ounces produced. Over its life to December 2019, the Mine produced some 1.4 Moz gold from 11.42 Mt ore milled.

Figure 7: Blanket Mine Historical Production (1906 to 2019)

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Item	7 – Geological Setting and Mineralisation

Item	7 (a) - Regional Geology

The majority of Zimbabwe’s known gold mineralisation occurs in host rocks of the Zimbabwe Craton, which is comprised of Archaean-aged basement lithologies. The Archaean basement consists of supracrustal greenstone belts surrounded by granitoid rocks of various ages. The greenstones consist dominantly of meta-basalts with smaller proportions of ultramafic and felsic extrusives and intrusives, and sedimentary rocks. Various combinations of these rock types often occur in association with adjacent granitoid or internal granitoid bodies (Kalbskopf and Nutt, 2003). The Craton is flanked along the northern, eastern and southern sides by mobile belts of varying ages.

A total of 28 discrete recognised greenstone belts of various ages are hosted on the Zimbabwe Craton. The greenstone belts are subdivided into three main stratigraphic units, namely the Sebakwian, Bulawayan and Shamvaian Groups, with the Bulawayan being further subdivided into Upper and Lower Groups. All of these are bounded by unconformities (Mhlanga, 2002). The stratigraphic units are described as follows:-

•	Older greenstones called the Sebakwian Group (~3.5 Ga), which are mostly metamorphosed to amphibolite facies. They comprise komatiitic and basaltic volcanic rocks, some banded iron formation (“BIF”), as well as clastic sediments.
•	The Lower Bulawayan Group (~3.1 Ga to 2.9 Ga), which comprises basalts, high-Mg basalts, felsic volcanic rocks and mixed chemical and clastic sediments. The Lower Bulawayan Group forms the Belingwe (Mberengwa) greenstones.
•	The Upper Bulawayan (~2.7 Ga) consists dominantly of meta-basalts with a basal unit of meta-sediments, including BIF, and komatiites overlain by a further sequence of clastic meta-sediments.
•	The Shamvaian Group (~2.6 Ga) is essentially a sedimentary unit interlayered with felsic volcanic rocks.

Extensive sheets of tonalite and potash-rich granites intrude all of these rocks, which effectively end the Archaean in Zimbabwe. The Great Dyke, a mafic-ultramafic layered intrusion that hosts extensive chromite and platinum group mineralisation, was emplaced after these Archaean events. Karoo Supergroup sediments and volcanic rocks of Permian-Triassic-Jurassic age, Cretaceous post-Karoo sediments, and Tertiary to Recent Kalahari sands overlie the Craton in the north, west, south and southeast of Zimbabwe.

The majority of gold deposits in Zimbabwe are associated with high strain zones cutting through the greenstone belts or in close association with intruding, plutonic gneissic granites or granitoids (Mhlanga, 2002).

Item	7 (b) - Local and Property Geology
I.	Gwanda Greenstone Belt Geology

The Blanket Mine is situated on the north-western limb of the Archaean GGB in south-western Zimbabwe, along strike from several other gold deposits. The GGB is approximately 70 km in length (west to east) and 15 km wide (north to south). The belt is typical of greenstone belts of the Zimbabwe Craton consisting of mafic to felsic volcanics with intercalated sedimentary units. The regional geology of the GGB is illustrated in Figure 8.

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Figure 8: Geology of the Gwanda Greenstone Belt

Modified After: MSA (2011)
Geology of the Gwanda Greenstone Belt	January 2020

Repeated strong deformation affected all lithologies. Structurally, the GGB is dominated by a major periclinal synform, plunging 60° NW in the western half of the belt. It is flanked on both sides by two major deformation zones, namely the North West Gwanda Deformation Zone (“NWGDZ”) on the north-western limb and the South Gwanda Deformation Zone (“SGDZ”) along the southern limb. The SDGZ forms part of a regional structure bounding the southern margin of the belt. In the convergence zone of the NWGDZ and the SGDZ, the Colleen Bawn Deformation Zone (“CBDZ”) splays off the SGDZ eastwards, following the north-eastern arm of the belt. The NWGDZ is approximately 2 km wide and 18 km long with a general northwest to north-northwest trend, from the town of Gwanda to the north-western extremity of the belt (Campbell and Pitfield, 1994).

Four phases of deformation have been defined by Fuchter (1990). Repetition of lithological units, particularly in the north-west, is interpreted as evidence of D1 thrusting. The D2 event produced wide zones of intense schistose deformation, considered to be associated with the gold mineralisation. The D1 thrust phase has a coincident trend and may be an early part of the D2 event (AGS, 2006).

The large fold structures of the D3 deformation event dominate the eastern and western ends of the GGB. Blanket Mine mineralisation the lies on the northern limb of the large western fold (the North West Mineralised Camp). The final D4 deformation event produced major lineaments which dominate the southern margin of the GGB (Fuchter, 1990). Owing to the close proximity of the GGB to the high-grade metamorphic Limpopo Mobile Belt, GGB metamorphism reaches upper greenschist to amphibolite facies and is higher than in the typical Zimbabwean greenstone belts.

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II.	Blanket Gold Mine Geology

As described by AGS (2006), in the Blanket Mine area, lithologies comprise non-mineralised basal felsic schists of igneous or sedimentary origin in the east. Tailings facilities are generally sited on this Felsic Unit.

The felsics are overlain by a metabasaltic ultramafic to mafic unit with pillow basalts remnants. This Mafic Unit is subdivided into a lower zone and upper zone. Ultramafics and BIFs comprise the lower zone, while massive to pillowed lavas with intercalated interflow sediments (cherty argillites) comprise the upper zone (or Black Markers; MSA, 2011). Mineralisation at the adjacent Vubachikwe Mine is hosted in the BIF unit, while Blanket mineralisation occurs in the overlying mafics. Regionally, the rock is a fine-grained massive amphibolite with localised shear planes. A low angle transgressive shear zone characterised by biotite and a well-developed fabric, cuts through the mafic zone is the locus of the gold ore shoots. The shear zone may be up to 50 m wide (AGS, 2006).

Intruding this package is a younger, barren olivine-gabbro sheet. The entire sequence is capped by andesitic lavas with amphibolite feldspar schists of the Intermediate Unit (MSA, 2011).

The generalised stratigraphic column for the area is shown in Figure 9.

Figure 9: Stratigraphic Column of the Blanket Mine Area

UNIT
ZONE
METRES [X 1000]
STRATIGRAPHY
DESCRIPTION
INTRMEDIATE
MAFIC
UPPER
LOWER
FELSIC
2
1
0
ANDESITIC LAVAS AND INTERCALATED AMPHIBOLE FELDSPAR SCHISTS (GREYWACKES]
GABBRO SILLS (SUBVOLCANIC INTRUSIVES)
GABBRO SILLS (SUBVOLCANIC INTRUSIVES)
LIMA
DEFORMATION ZONE
BLANKET
MASSIVE AND PILLOWED BASALTIC LAVA WITH INTERCALATED BLACKMAKERS
VUBACHIKWE
BANDED IRON FORMATIONS BASALTIC AND PERIDOTITIC LAVAS ULTRAMAFIC SCHISTS
? THRUST ?
SERICITE SCHISTS, QUARTZ-SERICITE SCHISTS
QUARTZ SCHISTS, QUARTZITE
FELSIC LAPILLI-TUFF, AGGLOMERATE

Source: AGS (2006)
Stratigraphic Column of the Blanket Mine Area	January 2020

The entire sequence is cut by a regional dolerite sill from the south at Vubachikwe, through the Blanket Mine, to the Smiler deposit which lies approximately 3 km north of the Blanket Mine. Although no significant displacement is caused by the sill, it truncates all the ore shoots, but below the sill continuity of mineralisation is observed (AGS, 2006).

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The geology at the Blanket Mine is illustrated in Figure 10. The image also illustrates the location of the various shafts.

Figure 10: Local Geology of Blanket Mine

N
LEGEND
Shaft
Mining Lease ML40
Lithology
Banded Iron Formation
Basalt
Conglomerate (Quartz)
Dolerite
Gabbro
Greywacke
Sediments
Ultramafics
Lima Shaft
Sheet Shaft
Central Shaft
Feudal Shaft
Main Shaft
4 Shaft
3 Shaft
Jethro Shaft
Kilometers
0 0.5 1 1.5 2
Drawn by: MA, Minxcon (Pty) Ltd. June 2020. WGS84

Local Geology of Blanket Mine	January 2020

Item	7 (c) - Mineralisation

Mining at Blanket occurs over a 3 km strike that includes from north to south, the deposits of Lima, Eroica, Sheet, AR Main, AR South, Feudal, Blanket Section (Blanket 1 to Blanket 6) and Jethro. The main Blanket underground workings are connected to Lima by a 2 km long haulage which follows the strike of the main fabric.

Varying strikes are recorded for the deposits. As described by AGS (2006), mineralisation occurs in near vertical shoots aligned along an approximately N-S axis. The ore shoots vary in shape from the tabular-lensoidal quartz reefs to the massive to pipe-like disseminated sulphide reefs (“DSR”).

Wall rock alteration typically comprises silica−pyrite−muscovite within a broader carbonate alteration halo. Quartz-carbonate altered rock forms the most commonly recognised alteration assemblage.

Gold is deposited at crustal levels within and near the brittle-ductile transition zone at:-

•	depths of between 6 km and 12 km;

•	pressures between 1 and 3 kilobars; and

•	temperatures between 200ºC and 400ºC.

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The deposits may have a vertical extent of up to 2 km, demonstrate extensive down-plunge continuity, and lack pronounced zoning. The ore mineralogy is dominated by gold, pyrite and arsenopyrite. Subordinate minerals such as galena, chalcopyrite, pyrrhotite, sphalerite, tellurides, scheelite, bismuth and stibnite also occur. Sulphide mineralogy commonly reflects the litho-geochemistry of the host rock with arsenopyrite being the most common sulphide mineral in metasedimentary host rocks and pyrite or pyrrhotite being more typical in metamorphosed igneous hosts. The gangue and alteration mineralogy are dominated by quartz and carbonate (ferroan dolomite, ankerite, siderite, calcite) with subordinate albite, fuchsite, sericite, muscovite, chlorite and tourmaline.

Two quartz-filled shear zones are mined, namely the Blanket Quartz Reef (“BQR”) and the Eroica Reef, which have long strike lengths but are not uniformly mineralised although continuous pay shoots of over 100 m on strike are seen. Gold grade fluctuations are more extreme in the quartz reefs than in the DSR type reefs but on average these quartz shears have higher grades and are used as a sweetener of ore to the mill (MSA, 2011).

I.	Blanket Quartz Reef

The BQR strikes some 500 m on surface and is up to 5 m wide, diminishing with depth, dipping 55°W. It displaces the DSR type orebodies with an apparent reverse movement of up to 250 m. The reef texture varies from typical quartz reef at depth through sheeted and boudinaged veinlets to ankeritic carbonate in schist and a sulphide replacement ore zone. This is interpreted as a transition from brittle ductile to a more ductile regime with depth. Towards the north of the reef outcrop, a Z-shaped inflection forms the thickest part of the reef, up to 5 m, compared to less than 1 m on the limbs. Similar inflections are found elsewhere in the Northwest Gwanda Shear Zone. Subsequent to mineralisation the reef was displaced by the north-striking vertical Wenlock Fault which has a dextral strike-slip component of about 60 m. Mineralisation in the BQR is not uniform and comprises native gold with galena. Arsenopyrite is more dominant down-dip. Economic mineralisation is restricted to three 90 m pay shoots (MSA, 2011).

II.	Lima

Lima is situated 2 km north of the Blanket Section and an underground haulage links the two mines. Like the Blanket Section orebodies, the Lima orebodies developed in very high-strain areas. The main shoots are the Hanging Wall and Interlimb. Mineralisation in the Hanging Wall limb comprises pyrite with subordinate arsenopyrite in cleavage planes within pervasive biotite/chlorite alteration. The Interlimb is characterised by a centrally silicified core with pyrite and arsenopyrite constituting the main sulphides (MSA, 2011).

III.	Eroica

The Eroica orebody lies approximately 1,300 m north of the Blanket Section orebodies and renowned for its high native gold content. It dips at 65°W and has a strike length of 300 m in a northerly direction. The Eroica orebody is hosted in a high-strain area where the shear is up to 15 m wide. Brown carbonate alteration characterises the shear in strong association with biotite development. The orebody is defined by thin silicified stringers that develop into swells of up to 5 m in width. The silicification shows pinch and swell both on strike and down-dip, resulting in a series of dismembered silicified pods developed within a particular shear. The biotite and carbonate alteration, together with the silicified stringers, form marker links between the dismembered pods. Finely-disseminated arsenopyrite, pyrite and pyrrhotite are associated with the gold mineralisation (MSA, 2011).

IV.	Sheet

The Sheet orebody lies about 500 m south of Eroica and is a typical example of a fault controlled mineralisation. It comprises of at least three stepped-out, sinistrally displaced and highly silicified hornblende-chlorite schist fault blocks . The orebody was subjected to both strike and “east-west” dip faulting, resulting in major bifurcation of the orebody up-dip into highly fractured North and South orebodies with variable dips. As with the other DSR orebodies at Blanket Mine, the less disturbed Sheet orebody down-dip extension has a 60-65°W dip and a fabric that is sympathetic to the north-northwest regional shear.

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The orebody can attain widths and strike lengths of up to 15 m and 60 m respectively. Mineralisation is associated with finely disseminated arsenopyrite. Pyrite and pyrrhotite occur as accessory minerals and are generally indicative of poor mineralisation. The orebody is encompassed within a ductile metabasalt country rock.

The orebody was mined between 230 m Level and 870 m Level on separate dismembered shear zones. Further exploration is ongoing to assess the resource growth potential of the down-dip extension.

V.	AR Orebodies

AR is a “Z”-shaped mineralised zone and consists of two separate orebodies (AR Main and AR South) with widths up to 30 m as a result of tectonic thickening from faulting and folding. The mineralised zone has no known surface expression and appears to form a ‘peak’ under the regional dolerite sill just above 9 Level some 500 m north of the Blanket Section orebodies. From this point the body splits into two the ore shoots of AR Main and AR South, which plunge 55°W and 58°SW respectively (MSA, 2011).

AR Main

AR Main is a DSR-type orebody and occurs within a broad shear envelope in pillowed metabasalts, which is generally irregular in plan and bounded by shears that assist in defining the limits of the mineralisation. At 750 m Level, a shear disrupts the bodies causing the plunge to flatten to the west. The orebody strikes between 40 m and 60 m with an average width of 30 m at the centre of the envelope (MSA, 2011).

The ore is a silicified amphibolite predominantly comprised of quartz with minor carbonate and chlorite minerals. Gold mineralisation is associated with arsenopyrite and to a much lesser extent pyrrhotite and pyrite. Finely-disseminated arsenopyrite occurs within the orebody which form the high grade areas. Sulphide minerals seldom amount to more than 5% of the rock by volume. The orebody is massive and is exploited using the long-hole open stoping method (MSA, 2011).

AR South

AR South plunges southwest, trending towards the Blanket 2 orebody at depth. AR South is also developed within a broad shear zone and is more pipe-like than AR Main. Its maximum thickness is approximately 50 m and high grade sections are defined by silicification and arsenopyrite (MSA, 2011).

VI.	Feudal

Occurring in the hanging wall of the Blanket-Lima strike about 900 m northwest of Jethro is the almost mined out “outlier” Feudal orebody. The orebody is interpreted to be located at the focal point of two Blanket-Lima strike transgressing shears, namely the Blanket-Feudal and Jethro-Feudal shears. The rocks consist of intermediate to meta-basalt with hornblende chlorite schist hosting the mineralised quartz- sulphide (disseminated arsenopyrite and pyrrhotite) shear zones.

The known orebody (surface outcrop to 7 Level for a 200 m lift) is now mined out. Geological models are being pursued to re-establish the reef down-dip.

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VII.	Blanket Section

The Blanket Section comprises six orebodies, namely Blanket 1 to Blanket 6, which occur some 500 m south of the AR orebodies. On average, the orebodies dip 80°SW. Blanket 1 and Blanket 4 are parallel and occur in north-south trending shear segments. Blanket 2 and Blanket 5, which are also parallel, strike northwest-southeast. Blanket 3 is cylindrical and lies in a shear segment parallel to Blanket 2 and Blanket 5. On surface, the BQR lies in the footwall of the DSR type orebodies. The reef has a shallower dip than the DSR bodies, but plunges in the same direction so that it progressively advances towards them with depth, displacing Blanket 2, 3, 1, 4. Blanket 2 reappears on the footwall of the BQR and is established on the 630 m Level through to the 870 m Level (MSA, 2011)

VIII.	Jethro

The Jethro orebody is located some 400 m south of the Blanket Section. The north-south striking Jethro orebody dips near vertical in a westerly direction and tends to roll over locally (MSA, 2011).

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Item	8 – Deposit Types

Item	8 (a) – Mineral Deposits being Investigated

In greenstone belts, gold mineralisation occurs mainly as vein type or shear zone hosted disseminations. Most of the larger deposits are found within the greenstone belts or their contacts with the granitoids. All mineralisation is hydrothermally emplaced and associated with the regionally developed D2 deformation characterised (at the Blanket Mine) by areas of high strain wrapping around relatively undeformed remnants of the original basaltic flows. It is within the more ductile tensional high strain areas that the wider of the orebodies are located.

These orogenic gold deposits (also referred to as mesothermal, greenstone, shear zone related or lode gold deposits) are commonly associated with late syntectonic intermediate to felsic magmatism. Vein systems occur as a system of echelon veins on all scales. Tabular veins occur within less competent lithologies while veinlets and stringers forming stock works occur in more competent lithologies. Vein systems are often spatially associated with contacts between lithologies displaying competency contrasts. Lower-grade bulk tonnage styles of mineralisation may develop in areas marginal to veins with gold associated with disseminated sulphides in the host rock. Two broad groups of deposits based on precious metal composition were recognised by Roberts (1996):-

•	Silver (Ag) rich deposits, in which the concentration of silver exceeds that of gold; and

•	Gold (Au) rich deposits, in which the concentration of gold exceeds that of silver. The gold and silver concentrations of both types are at the parts per million level. These deposits may be subdivided into two styles of mineralisation, namely quartz-carbonate vein-hosted and DSR type mineralisation.

The Blanket orebodies comprise up to 10% of precious metals (AGS, 2006), so that the gold-rich model is applicable. The Blanket mineralisation is hydrothermally emplaced and associated with the regionally developed D2 deformation characterised by areas of high strain wrapping around relatively undeformed remnants of the original basaltic flows. Wider orebodies occur within the more ductile tensional high strain areas. The localisation of the mineralised shears conforms to a Riedel pattern (AGS, 2006).

Two main types of mineralisation are recognised at Blanket, namely DSR and quartz-filled reefs and shears. These are described to follow, after AGS (2006). A third type of mineralisation may be evidenced in the form of auriferous sulphide minerals as a replacement of the iron-rich minerals along the hinges of the folds in BIF, as is present at the neighbouring Vubachikwe Mine.

I.	Disseminated Sulphide Replacement Reefs

DSRs host the best grades and comprise the majority of the ore shoots. The zones have a silicified core with finely-disseminated arsenopyrite. Relatively high grades are found in a package of silicified biotite chlorite schist with irregular quartz stringers and disseminated and stringer arsenopyrite in the fabric planes. Due to lesser silicification, abundant biotite characterises the margins of these mineralised zones and as a result they have a lower gold content. Disseminated sulphide-replacement orebodies range up to 50 m in width with a strike of 60 m to 90 m. Free-milling gold constitutes up to 50% of the total metal content with the remainder locked in the arsenopyrite. The ore is not refractory despite its association with arsenopyrite. Generally, plant recoveries of 85% to 90% are achieved.

II.	Quartz-Filled Reefs and Shears

Two quartz shears are mined at the Blanket Mine, namely the BQR and the Eroica Reef. These reefs have long strikes; however, they are not uniformly mineralised. Continuous pay shoots of over 100 m on strike are present. The Quartz Reef has a surface strike of approximately 500 m, but economic mineralisation is restricted to three 90 m long shoots.

Caledonia Mining Corporation Plc NI 43-101 Technical Report on the Blanket Gold Mine, Zimbabwe	41

Quartz-filled reefs display a much wider grade range compared to the DSR deposits. On average, these shears are of a higher grade and are used in blending the ore to the mill. Dominant ore minerals are native gold and galena although arsenopyrite becomes more prevalent below 470 m.

Increasing levels of arsenopyrite association with depth confirm that the quartz shears represent higher level offshoots and splays with brittle deformation relative to the more ductile DSR-type core zone mineralised bodies.

Item	8 (b) – Geological Model

The individual models were constructed by Blanket mine to honour the same 2.1 g/t cut-off that has been historically utilised for reporting Mineral Resources. The wireframes are constructed explicitly by manually honouring drillhole intersections and in stope sampling data in Surpac software. The process of manually creating the wireframes is subjective and can differ based on the user.

As part of this work, Minxcon reconstructed Blanket 1, 2, 3 and created the new ARS extension utilising trends observed in the sampling database. This was performed to honour the new 1.5 g/t cut-off that is being applied and test the influence of updating the wireframes based on updated cut-offs. The orebodies remained well constrained, with grade confined to specific narrow veins, and as a result, the change in cut-off had a minimal change to the extents of the wireframes, with local changes only to include new samples. During Minxcon’s work, it was observed that there was a consistent trend in Blanket 2 hanging wall (“HW”), Blanket 2 footwall (“FW”) and Blanket 3. All these orebodies can also be interpreted to splay off of the BQR orebody. Typically, the higher-grade areas of BQR can be correlated to areas where other orebodies occur and may guide where potential orebodies join/splay off BQR such as Blanket 1 and ARS extension. Lithological descriptions are not present in the drillhole database; thus all modelling is done performed on grade intersections. Geological modelling was performed from the known into the unknown, where mining activities assist to positively identify orebody intersections, trend and thickness that can be used as a guide for identifying and connecting that same orebody in grade intersections at depth.

Blanket 1, 2, 3, 4, 6, BQR, Feudal, ARS, ARM, Lima and Eroica have 3D geological models; all other orebodies currently do not have a 3D model or 3D estimation generated.

Figure 11: Plan View of BQR and Associated Orebodies

Plan View of BQR and Associated Orebodies	January 2020

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I.	Blanket 1

Blanket 1 was reconstructed by Minxcon to honour the updated geological understanding. The trend of the previous Blanket 1 orebody was inconsistent with the local trends that are seen in other Blanket orebodies, Minxcon updated Blanket 1 to reflect this (Figure 12). The previous versions of Blanket 1 have shown a large variance before the 2020 remodelling. During the course of Minxcon’s work it was interpreted that some of the intersections previously attributed to Blanket 1 are on a different trend that can be better associated with ARS - this led to the interpretation of the ARS extension, which will be discussed separately.

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Figure 12: Cross Section of Blanket 1 Orebody Evolution from 2018 to 2020

Blanket 1 2018

Blanket 1 2019

Blanket 1 2020

Minxcon Blanket 1 2020

Cross Section of Blanket 1 Orebody Evolution from 2018 to 2020	January 2020

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II.	Blanket 2

Blanket 2HW and Blanket 2FW was updated to include all 1.5 g/t samples. The orebodies remain tightly constrained and changing cut-off has only minor local changes to the wireframes where additional samples are included. The upper portions of the orebody remain very similar to previous interpretations, while to depth some intersections were changed to honour intersections that are more representative of the trend and dip that can be inferred from the upper well-informed areas. In addition, despite some pinching and swelling in thickness that is seen throughout all orebodies, the middling between these orebodies (particularly Blanket 1, 2 and 3 does remain fairly consistent and can be used as a guide to geological modelling, and assist when assigning intersections to the various orebodies. An additional update was performed for Blanket 2FW, previously interpreted as a standalone orebody, however by viewing grade intersections and following the same trends, the FW can be linked and interpreted to splay from Blanket 2HW (Figure 13). Orebodies are shown with a thick clipping of 10 m.

Caledonia Mining Corporation Plc NI 43-101 Technical Report on the Blanket Gold Mine, Zimbabwe	45

Figure 13: Plan View of Updated Interpretation at Blanket 2

2019 Geological Model

2020 Geological Model

Plan View of Updated Interpretation at Blanket 2	January 2020

III.	Blanket 3

Blanket 3 was re-interpreted based on the updated geological understanding. The previous versions of Blanket 3 had been interchanged with Blanket 1 intersections as the Blanket 1 intersections had been reinterpreted from year to year. The upper portion of Blanket 3 where mining occurs remains consistent year to year, however the lower portion has varied significantly. The 2020 Model from Minxcon has attempted to follow the geological understanding from these well-informed areas into the poorer informed areas. As with the other orebodies, the trend and middling remain consistent and can be used with confidence in assigning intersections. It is for this reason that Blanket 1 and Blanket 3 were reinterpreted and remodelled, as Blanket 3 intersections have typically been assigned to Blanket 1 (Figure 14). The previous interpretations versus the updated 2020 model are shown in Figure 14. It must also be noted that for the Blanket 1 2020 model in this image, the drillhole intersections had not been honoured at this stage of wireframe creation and the wireframe generated is based only on the applied trend. By using the correct trend alone it can be observed that corresponding drillhole intersections can be interpreted very easily.

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Figure 14: Cross Section of Updated Interpretation at Blanket 1, 2 and 3

Au g/t
5
4
3
2.1
1
0
Drillholes
Blanket 2HW 2020
Blanket 3 2020, Minxcon
Blanket 3 2019
Blanket 1 2020, mine generated
Blanket 1 2020, Minxcon
N
Plunge −19
Azimuth 333
0,00
25,00
50,00
75,00
m

Cross Section of Updated Interpretation at Blanket 1, 2 and 3	January 2020

IV.	Blanket 4 and Blanket 6

Blanket 4 and Blanket 6 were generated by Blanket Mine. These two orebodies are interpreted to lie within a structurally disturbed area and Blanket 6 is separated into a HW and FW unit displaced by the Wenlock fault. A cross section is taken at an elevation of 206 amsl to show Blanket 4 and 6 in relation to neighbouring orebodies. Blanket 4 and 6 have not been updated at this stage, but it is recommended that they be re-interpreted using the same trends being observed.

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Figure 15: Plan View of Blanket 6 and 4 and Associated Orebodies

Plan View of Blanket 6 and 4 and Associated Orebodies	January 2020

V.	Blanket Feudal and BQR

Blanket Feudal is interpreted in the upper levels only of the Blanket section. This was not remodelled in 2020. This orebody occurs to the west of the BQR while Blanket 1, 2 and 3 all occur to the east (Figure 16). BQR is a continuous unit running through the Blanket section. It has been interpreted that all other Blanket orebodies are closely associated with the BQR and that grade in all orebodies can be correlated. This has not been remodelled in 2020. It is, however, recommended that Blanket Feudal be remodelled using the same principle as that applied to the Blanket models.

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Figure 16: Plan View of Section of BF and BQR

Plan View of Section of BF and BQR	January 2020

VI.	ARM and ARS

ARM and ARS occur to the north of the Blanket section. These orebodies have not been remodelled in 2020. It is however recommended that these be remodelled using the same principle as that applied to the Blanket models. An additional extension to ARS has been modelled that shows a continuous trend with the existing ARS. ARS and ARM are separated by a dyke, the structural controls of this dyke as well as the possible extension of the BQR into the ARM and ARS sections need to be tested (Figure 17). The samples used to generate ARS extension show a good correlation of the trend that is interpreted to exist over Blanket Mine.

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Figure 17: Plan View of ARS and ARM Orebodies

Plan View of ARS Extension and ARS Showing Unclipped Geological Models

Plan View of Clipped Blanket and ARS and ARM Orebodies

View looking East of Unclipped ARM and ARS

Plan View of ARS and ARM Orebodies	January 2020

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VII.	Lima and Eroica

Lima and Eroica were modelled in 2019. It is recommended that these be remodelled using the same principle as that applied to the Blanket models. Eroica consists of ERCS and ERCN, while Lima consists of the main orebody (transparent in Figure 18), as well as a smaller inter reef orebody and a smaller FW body (Figure 18).

Figure 18: Section View of Lima and Eroica Orebodies

Section View of Lima and Eroica Orebodies	January 2020

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VIII.	Blanket Mine Conceptual Geological Model

Based on the geological modelling performed by Minxcon on Blanket 1, 2, 3 and ARS extension the need for a mine scale geological model has become necessary as the basis of defining economic orebodies. Often what is seen on a regional or larger scale will be repeated in fractals on a smaller or orebody scale. In this case the trend and associations seen between orebodies is consistently seen between all orebodies. The trend of the mineralisation seen at Blanket is likely resulting from dextral shear, opening up fractures (extensional gashes) for vein and mineralisation emplacement. This zone of shear fractures has also been described as an extensional or contractional duplex by Woodcock and Fischer (1986). These Riedel shears along with the expected structures can be seen in Figure 19. This could potentially explain why the BQR and Eroica reefs are different to the ARM and ARS orebodies i.e. The more tabular-lensoidal quartz reefs (BQR), which could be the main shear, to the massive pipe-like disseminated sulphide reefs (“DSR”) of ARM, ARS and Jethro, which could be zones of Riedel shears.

Figure 19: Mine Scale Geological Interpretation

Plan View of Clipped Orebodies

Interpreted Mine Scale Trends

Riedel Shears Showing Dextral Movement
Source: Twiss and Moores (1992)
Mine Scale Geological Interpretation	January 2020

Further modelling of the remainder of the Blanket orebodies is required to confirm the trend and association of all other orebodies, in addition, modelling with a mine scale view of these expected Riedel shears will assist with modelling, and infer continuity that may aid in the generation of exploration targets. An additional focus with future geological modelling should be on identifying the continuation of the orebodies and structures even where it is not mineralised to create a comprehensive geological model. Domaining prior to Mineral Resource estimation must then be used to separate out high grade and low-grade domains.

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IX.	Geological Model Volume Reconciliation

Volume reconciliation was performed between the 2018 orebody wireframes and the 2020 orebody wireframes. Both were clipped on the reportable area that was used for the 2020 report tabulation to compare similar areas. Where no volume is shown for 2018 this is due to no physical wireframe existing for that orebody in 2018. There is a general increase in the volume from 2018 to 2020, for most orebodies as can be seen in Table 8. There is significant change in the wireframes and associated volumes between the two years. Many of these changes are due to new geological interpretation changing the shape and trend of the orebodies between the two years. All 2018 wireframes were created onsite by Blanket Mine, while in 2020 all wireframes were created by Blanket Mine, except Blanket 1, Blanket 2, Blanket 3 and ARS extension which were created by Minxcon.

Table 8: Volume Reconciliation from 2018 to 2020

Orebody	Volume (m3)		Volume change (m3)
	2018	2020
Blanket 1	1,138,500	845,790	-292,710
Blanket 2HW	825,440	1,134,900	309,460
Blanket 2FW	147,560	475,660	328,100
Blanket 3	-	558,850	558,850
Blanket 4	596,990	219,700	-377,290
Blanket 6	164,056	239,390	75,334
ARS extension	-	338,050	338,050
BQRFW	171,330	74,575	-96,755
BQRHW	1,844,800	2,174,090	329,290
Feudal	-	277,950	277,950
ARS	472,060	533,040	60,980
ARM	1,315,700	1,139,100	-176,600
Lima	347,576	497,610	150,034
Eroica	592,280	709,380	117,100
Total	7,616,292	9,218,085	1,601,793

X.	Upside Potential

Based on the updated geological model, there are numerous targets that have been identified that would fit in with the trends identified in the geological model. These targets would also assist in proving or disproving & refining the proposed geological model. The focus should be on confirming the continuity of the BQR, as it is very likely this continuous throughout blanket mine, albeit locally at lower grades. A targeted drilling campaign can be proposed to confirm the continuity (Figure 19). At Blanket 4, a very strong trend is observed from the upper levels of blanket all the way into future mine areas, to the south, Jethro falls along the same trend. Connectivity could be established between these two orebodies which could result in potential additional resources close to existing infrastructure. In addition, another trend in the data is seen linking Jethro and Feudal that is running subparallel to BQR which also needs to be understood (Figure 20).

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Figure 20: Plan View Showing Subparallel Trend to BQR and Trend Between Blanket 4 and Jethro

Plan View Showing Subparallel Trend to BQR and Trend Between Blanket 4 and Jethro	January 2020

Additional targets would include considering the optimisation of existing wireframes, and trends used to define these wireframes. An example of this is Eroica, where a very strong trend is seen at 70-65°. By inferring this beyond the boundary of the wireframe there is potential to extend the domain as well as providing additional targets, if these down-dip extensions are seen not to be informed by any samples (Figure 21).

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Figure 21: Section View of Eroica Estimate Showing Trends Observed in The Data

Section View of Eroica Estimate Showing Trends Observed in The Data	January 2020

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Item	9 – Exploration

Item	9 (a) – Survey Procedures and Parameters

No recent trench or soil sampling or geophysics is available and is not considered during geological modelling or Mineral Resource Estimation.

Planned exploration activities to upgrade Resources as well as identify new targets in and around Blanket include the following (Table 9). The down-dip drilling will commence in Q3 once required crosscuts and chambers are in place and will continue into 2022. The drilling in 2021 will take place to cover between 26 Level and 30 Level for the area between ARS and Blanket Section and the Blanket FW area. Down-dip drilling of Eroica North will occur after a longer crosscut is created, this drilling will take place in 2022. Down-dip drilling of for Blanket HW will take place from 30 Level. This will occur in 2022 once haulage and development are in place.

Table 9: Planned Exploration Activities at Blanket

Item	Description
1.Geophysical work
Heliborne VTEM (Versatile Time Domain Electromagnetic) Survey	Will provide high resolution geological and structural information to assist with exploration targeting. Sections, depth slices. Ground penetration of 300 m to 400 m.
Airborne LiDAR Survey	High resolution topographic dtm to definition of 5 cm (Z) and 10 cm (XY)
Penetration through vegetation. Information will assist with mapping of structural features especially where outcrop is limited.
Drone High Resolution Orthophotography	Will assist with mapping of geological structures especially where outcrop is limited.
Ground IP	Follow up of anomalies by surface mapping, to aid interpretation of heliborne geophysics, LiDAR and high resolution (drone) orthophotography
2.Trenching
1,000 m	To sample and delineate potentially economic mineralisation worthy of further investigation
3.Surface Drilling
Surface drilling targets	To probe for potential mineralisation in the down-dip and strike extensions of the identified targets
4. Deep Drilling
Drilling metres (K600)	Infill drilling for an Inferred to Indicated Mineral Resource category upgrade of the ARM far footwall from 630 m Level
Infill drilling for an Inferred to Indicated Mineral Resource category upgrade of the Blanket pay-shoots in the down-dip extensions
Probing for possible economic pay-shoots between ARS in the north and Blanket
Drilling metres (K600- Modular)	Infill drilling and probing beyond the reach of Meter Eater drilling capacity for sub parallel reefs
Drilling metres (K300)	Infill drilling and probing beyond the reach of Meter Eater drilling capacity for sub parallel reefs
K600 repairs	Routine general maintenance of drilling equipment to improve on availability.
5.Core shed
Core shed structure	Shelter is required for the safe storage and preservation of diamond drill cores
The core shed will allow ease access to core boxes.
Core racks	For proper core stacking
(Estimated BQ size core racks = 342 for 60,000 m)
6. Consultancy	To re-log all exploration diamond drill cores with the objective of identifying possible omissions of minor mineralisation.

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Exploration Drilling

The current programme of down-dip drilling from underground crosscuts to test depth extensions of the various orebodies has been underway since 2013. To date 297 holes have been drilled comprising 94,389 m (Table 10). The exploration holes drilled in 2018 and 2019 are shown in Figure 32. The reduction of meters drilled in 2019 is directly related to the new Central Main Shaft (“CMS”) progress and the need to create future drilling platforms.

Table 10: Exploration Holes and Meters by Year

Year	Number of Holes	Meters Drilled
2013	10	4,228
2014	25	8,685
2015	40	14,948
2016	58	19,768
2017	54	19,035
2018	68	18,269
2019	42	9,456
Total	297	94,389

Figure 22: Long Section of Blanket Mine showing Location of 2018 and 2019 Exploration Holes

Long Section of Blanket Mine showing Location of 2018 and 2019 Exploration Holes	January 2020

The current (post 2013) phase of drilling has been focused on down-dip extensions to Blanket Section, AR Main and Eroica South orebodies with commencement of down-dip drilling at AR South orebodies in early 2017. While the programme commenced in 2013 with two refurbished rigs, productivity was significantly increased in 2015 with the introduction of additional rigs. Five Kempe “K600” rigs are now employed at Blanket Mine. Currently three rigs are drilling in high priority areas concurrently six days a week on day and night shifts. The other two rigs (when one of the rigs is not on surface for a major service) are kept in position on holes in lower priority areas on standby for times of breakdown or rig movement for the three ‘priority’ rigs in order to optimise overall production. Drilling coverage has been planned to initially scope out the wider area below 22 Level to bring areas to Inferred Mineral Resource category at a spacing of approximately 60 m along strike by 100 m down-dip. Once the areas are adequately covered at this spacing infill drilling is planned at a spacing of approximately 30 m along strike by 50 m down-dip to bring Mineral Resources to Indicated status.

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Further upgrade to Measured Mineral Resource category using the down-dip exploration drilling is not practical because of the amount of drilling that would be required to reach the required intersection spacing of 7.5 m along strike by 15 m vertical. Measured Mineral Resource status from down-dip exploration drilling will only be achieved where holes inadvertently deviate so that their spacing is much closer than planned. Measured Mineral Resource status is achieved by development of sub-levels within the orebody at 15 m vertical distance with channel and sludge sampling along strike and evaluation drilling every 7.5 m along strike. Current exploration drilling coverage is limited by available drilling chambers. Drilling is conducted from chambers on crosscuts developed into the hanging wall. Development to new chambers at AR South and Eroica is ongoing.

Directional drilling techniques are not employed but holes are planned to incorporate a deviation based on knowledge from previous drilling. While this does not result in a perfectly regular intersection spacing due to irregular and unexpected deviations of holes, the areas are drilled until they are adequately covered.

Drilling coverage to Indicated Resource category spacing is only practical for hole lengths of up to 300 m due to unpredictable hole deviations, with further upgrades of Inferred to Indicated only possible once drilling positions have been developed in the hanging wall on the deeper levels. Drilling is carried out primarily by Blanket personnel but with a Contractor managing and overseeing the operation. The Contractor supplies key staff comprising Supervisors and trained drillers and provides ongoing maintenance requirements to ensure the smooth running of the operation. All drilling is currently being carried out by BQ (36.5 mm diameter) core.

The management of the drilling process rests with the responsible geologist. A summary of drilling procedures for exploration drilling is outlined as follows:-

•	Planned hole collar set up information is provided by geologist.
•	Hole azimuth is set up by surveyor. Hole dip is set up using built in rig clinometer. Set up is checked by Blanket Mine geologist or geotechnician. Hole collar is surveyed when rig is established in position and drilling.
•	Drilling and core are monitored by geologist and geotechnician with checking to ensure core obtained attains a recovery of at least 95%. Hole is stopped based on geological observations.
•	Downhole survey is carried out using Icefield Multi-shot MI3 instrument. Survey readings are downloaded and checked for validity using quality assurance and quality control (“QAQC”) procedure. If not acceptable, request for resurvey.
•	Hole is capped with hole number clearly marked on cap.

Core handling procedures are as follows:-

•	The drillhole identification number and box number are clearly marked onto the upper left side and face of each core tray.
•	All core is packed into core trays as it is recovered from the hole with blocks indicating the depth placed at the end of each ‘run’ for each 3 m drill rod. Core trays are kept secure and guarded against possible mixing. All core boxes are transported to the core yard at the end of the drilling shift where their receipt is entered into a log book.
•	Core boxes are laid out in the correct sequence.
•	Drill core is checked as orientated and assembled to ensure that all pieces fit, and that orientation lines are consistent.
•	Core recoveries are measured between drill depth markings by the geologist or geotechnician to record the core recovery. The complete length of the hole is metre marked.
•	RQD measurements are recorded by the geotechnician.
•	Core is photographed dry and wet.

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•	Logging of core is carried out by the geologist.
•	Mineralised zones are identified and selected for sampling. Sample boundaries are marked at 0.6 m intervals in nearly homogeneous mineralised zones. Selective sampling intervals are employed on mineralised units with unique features, e.g. colour, concentration of mineralisation, alteration, and mineralogy.
•	The core is split into two equal halves with a diamond saw. One half is retained in the core tray.
•	Specific Gravity (“SG”) measurements are carried out for each sample prior to bagging and submission to mine laboratory for sample preparation and assay (Blanks and Certified Reference Material (“CRMs”) are inserted into the sample sequence at this point).
•	Split intersections retained in the core tray are photographed wet.
•	On receipt of assays, QAQC is carried out. Drilling data is incorporated into the database. Plotting in Surpac, 3D modelling and evaluation are carried out.

Channel Sampling and Sludges

Underground channel/chip sampling and sludge sampling procedures are outlined as follows:-

•	The distance from a known survey peg to the first sample section is noted. Subsequent sample sections are marked at 2 m intervals on the roof of the drives along strike. Jethro and Blanket Feudal sample sections are taken at 1.5 m intervals along strike.

•	Sample sections are taken using a chisel and collection dish starting from the hanging wall to the footwall. Samples are generally taken in 0.6 m lengths but may vary depending on geology or the width to be sampled.

•	In wider mineralised zones where not all the mineralisation is exposed by the primary development,

sidewall sludge holes are drilled to a depth of 1.2 m. Sludge holes are drilled into the hanging wall and footwall along the same section line as the channel samples. Drill discharge water is collected in cloth bags and the water seeps out leaving a sludge sample. Samples are taken every 0.6 m. The hole is flushed between each sample to reduce contamination.

•	A sample weight of about 2 kg is collected in each instance.
•	A ticket tagging system is used with sketches drawn at the face showing the ticket numbers corresponding to the samples taken. This assists the data capture in that on receipt from the laboratory, results are plotted on the assay plan against the corresponding ticket numbers.
•	Blanks and CRMs are inserted into the sample sequence.
•	On receipt of assays, QAQC is carried out. Information for channel and sludge samples is both processed digitally (incorporation of all channel and sludge data into database, plotting in Surpac, 3D modelling, evaluation) and plotted manually on the level plans.
•	1:250 scale survey plans are generated as ‘base plans’ for assay, stope assay and geology plans for each 15 m sub-level.

Channel and sludge assay information is plotted manually on 1:250 scale assay plans for every 15 m sub-level. Within all of the mineralised zones, except the AR Main and AR South wider bodies, only 4.2 m is normally sampled (includes 1.8 m wide drive and 1.2 m of sludge sampling into both the hanging wall and the footwall) across the strike and any mineralisation beyond these limits is not included in the Mineral Resource. The unsampled payable sections outside of this width are mined but reported as coming from not-in-reserve (“NIR”) blocks. While the accuracy of sludge sampling is debatable, it is considered to give a reliable indication of mineralisation. By the nature of the sampling methodologies the roof chip sampling and sampling of the evaluation drillholes would appear to have a higher confidence than the sludge sampling. However, an analysis of the different sample types has shown a minor decrease in grade (per orebody) with the inclusion of the sludge samples. This is expected as the sludge samples are taken at the periphery of the orebodies to tests the limits of the orebody of acceptable grade. Exclusion of these sludge samples would result in local over estimation as these sludge samples often record the transition from high grade to low grade. In the case of the underground chip sampling the high volume of samples reduces the impact of isolated sampling inaccuracies.

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Item	9 (b) - Sampling Methods and Sample Quality

Blanket is an operational mine. Only underground Mineral Resource and exploration drilling are currently undertaken.

Item	9 (c) – Sample Data

Only ongoing underground drilling is currently undertaken at Blanket Mine.

Item	9 (d) – Results and Interpretation of Exploration Information

The results of the exploration holes - once checked and validated - were included into the existing database to inform the geological modelling process as well as Mineral Resource estimation.

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Item	10 – Drilling

Item	10 (a) – Type and Extent of Drilling

In addition to exploration drilling, evaluation drilling is performed within stope. Underground mining infrastructure in the form of development drives at 15 m vertical intervals within the orebody is required in order to achieve the required spacing of 7.5 m along strike by 15 m down-dip for the Measured Mineral Resource category. Evaluation drilling is normally only applicable to wider DSR orebodies, while Quartz Reef orebodies are either fully exposed by the actual development drives or can be fully evaluated with sludge holes where required to check for mineralisation in the immediate hanging wall or footwall.

A summary of evaluation drilling parameters and procedures is as follows:-

•	Sub-level drives are mined within the orebodies along strike at 15 m vertical intervals. Drill cubbies are developed every 7.5 m for evaluation drilling.

•	Planned hole collar set up information is provided by the geologist. Holes are drilled into the hanging wall and footwall of the development drive to establish the extent of the mineralisation. Holes are normally horizontal and drilled perpendicular to strike. Holes are drilled using an air driven “meter eater” machine with AXT (30.5 mm diameter) core.
•	Drilling and core are monitored by the geologist and geotechnician with checking to ensure core obtained attains a recovery of at least 95%. Hole is stopped based on geological observations.
•	Hole collar coordinates, azimuth and dip is surveyed (usually when hole is completed, and rig is off
•	the hole using a drill rod inserted into the hole). Hole number is recorded by painting on sidewall.
•	Handling and processing of core follows a similar procedure as for exploration core as detailed above. However, for evaluation holes whole core is sampled.
•	Core is packed into 1 m long closable core trays as it is recovered from the hole with blocks indicating the depth placed at the end of each ‘run’ for each 3 m drill rod. Core trays are kept secure and guarded against possible mixing.
•	All core boxes are transported to the core yard at the end of the drilling shift where their receipt is entered into a log book.
•	Core is carefully repacked into 1.5 m long core trays. Drill core is checked as orientated and assembled to ensure that all pieces fit, and that orientation lines are consistent. The drillhole identification number and box number are clearly marked onto the upper left side and face of each core tray.
•	Core boxes are laid out in the correct sequence.
•	Core recoveries are measured between drill depth markings by the geologist or geotechnician to record the core recovery. The complete length of the hole is metre marked.
•	RQD measurements are recorded by the geotechnician.
•	Core is photographed dry and wet.
•	Logging of core is carried out by the geologist.
•	Mineralised zones are identified and selected for sampling. Sample boundaries are marked at 0.6 m intervals in nearly homogeneous mineralised zones. Selective sampling intervals are employed on mineralised units with unique features, e.g. colour, concentration of mineralisation, alteration and mineralogy.
•	Whole core is sampled. SG measurements are carried out for each sample prior to bagging and submission to mine laboratory for sample preparation and assay (blanks and CRMs are inserted into the sample sequence at this point).

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•	On receipt of assays, QAQC is carried out. Information for evaluation holes is both processed digitally (incorporation of all drilling data into database, plotting in Surpac, 3D modelling, evaluation) and plotted manually on the level plans.

•	1:250 scale survey plans are generated as ‘base plans’ for assay, stope assay and geology plans for each 15 m sub-level.

•	Drill assay information is plotted manually on 1:250 scale assay plans for every 15 m sub-level. Assay plans also record the chip and sludge sampling on the surveyed development and are the basis for orebody delineation in conjunction with the geology plans (stope assay plans are generated to show stoping progress and stope assays).

•	Geological information for evaluation holes is plotted manually on 1:250 scale geology plans for every 15 m level. Geological plans provide the context of the mineralisation and validation of orebody shapes and structural discontinuities.

Item	10 (b) – Factors Influencing the Accuracy of Results

QAQC data prior to 2014 is not available, and thus data from before this period is subject to some degree of uncertainty. However, more recent samples do cover the areas being considered adequately, thus higher confidence samples are also informing the areas informed by lower confidence samples, this assists in reducing the uncertainty in the database.

Item	10 (c) – Exploration Properties – Drill Hole Details

This section is not applicable to the Blanket Mine as it is an operating gold mine with sufficient drillhole data and underground sampling to declare a Measured and Indicated Mineral Resource and Mineral Reserve.

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Item	11 – Sample Preparation, Analyses and Security

Item	11 (a) Sample Handling Prior to Dispatch

All sample submissions to the laboratory are accompanied with clear instructions on a Sample Submission Sheet regarding sample preparation and assay methodology. The sample submission sheet contains spaces and selections to accommodate all necessary instructions for the laboratory. Each of the items on the Sample Submission Sheet is discussed below. QAQC procedures are constantly reviewed to ensure the best practices are followed. The sample preparation and analysis procedures outlined below describe the current information handling. All sampling and QAQC data are currently captured into access and excel. Samples are not released by the Geology department to the assay laboratory that do not satisfy all the required procedures. Each Section Geologist is responsible for ensuring that this is done for drilling, channel or sludge samples originating from their underground section. Samples are not accepted for assay by the laboratory if they do not satisfy the QAQC requirements. In the event of such an occurrence, it is reported to the Geology Manager or the Mineral Resource Manager.

Item	11 (b) – Sample Preparation and Analysis Procedures

All samples are analysed by the Blanket Mine Assay laboratory which is not accredited. The process is broadly as follows:-

•	The sample is crushed to -10 mm and riffle split to produce a portion of approximately 400 g.
•	The 400 g portion is pulverised in a Rocklabs ring mill. Blank samples are run in the pulveriser after every 10 samples for channel chip and sludge samples as per normal laboratory procedure. For evaluation holes after every five samples and for exploration holes after every sample.
•	Pulp is measured into a crucible. For drill core samples, a new crucible is used for every sample. For other samples, it is acceptable for crucibles to be used multiple times but discarded when cracked or showing signs of absorbed impurities.
•	A 50 g aliquot is used for all drill core samples. A 25 g aliquot is used for channel chip samples and sludge hole samples.
•	All samples currently undergo Fire Assay analysis with gravimetric finish.

Item	11 (c) – Quality Assurance and Quality Control

Blanks

Blanks are inserted according to the sample type. For exploration drilling samples, two blanks are inserted for every 36 samples (the number of samples processed in a “batch” at one time in the laboratory). Exploration holes include deep drillholes but also include other surface drillholes. Evaluation Holes are holes which are used to define the limits of the orebody, generally at 7.5 m spacing along strike. The mass of a blank sample needs to be only slightly higher than the weight of the aliquot (50 g for drill core samples and 25 g for all other samples). Blanks are prepared in advance in sealable card packets to avoid any contamination. Blanks are inserted into the batch in random positions in the sequence within a mineralised zone. For samples submitted directly to the laboratory by the samplers (sludge and chip samples for both grade control and evaluation), blanks are currently inserted by the laboratory until a new procedure is in place. The blanks utilised are either a sourced form a local granite or from certified AMIS blank standards. The results for the blanks and standards are monitored on a batch by batch basis with the blanks treated separately from the standards.

Standards

Standards are inserted according to the sample type. For exploration drilling samples, three standards are inserted for every 36 samples (the number of samples processed at one time in the laboratory). The mass of the standard needs to be only slightly higher than the weight of the aliquot (50 g for drilling samples and 25 g for all other samples). Standards are prepared in advance in sealable card packets to avoid contamination. The main purpose of Standards is to check the accuracy of the assay procedure. There are generally three groups of standards - very low grade (±0.41 g/t), low grade (±1.74 g/t) and high grade (±2.44 g/t). All three types of standards are used and are inserted into the batch in logical positions in the sequence within a mineralised zone. The standard is included in the number sequence, is not labelled as a standard and is not recorded as a standard on the sample submission sheet. For sludge and chip samples which are submitted directly to the laboratory by the samplers (samples for both grade control and evaluation), standards are currently inserted by the laboratory. Standards for Drillholes are inserted by the samplers. The results for the standards are monitored on a batch by batch basis and on a standard by standard basis.

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Duplicates

Duplicates are split by the laboratory from pulps as per instructions on the Sample Submission Sheet completed by the geologist. Duplicates are requested for exploration drilling samples only. On the sample submission sheet, the "Sample No." is the sequential number for the duplicate and there will be a gap in the sequence of samples submitted for this duplicate. In the Sample Source column, the number of the sample from which the duplicate is sourced, is recorded. The splitting of a sample is carried out by the laboratory and the split fraction allocated the new sample number for the duplicate.

I.	Assessment Of Results

A QAQC report for each batch is completed and saved (with the name of the batch) on the server. This report includes graphs showing the results for blanks, standards and duplicates and a short statement concluding whether the results are satisfactory or whether a re-assay is required. QAQC sample data is monitored on a monthly basis to ensure that sample batches with control sample data outside of acceptable limits are re-submitted for analysis in a timely manner.

Blanks

All blanks with values greater than the detection limit are flagged. A decision is then made by the Geology Manager as to whether to re-assay or not. Results for blanks for all batches are compiled into one table on an ongoing basis, so that the general blank results can be monitored. This is done on a quarterly basis and finalised at the end of every quarter. This is done in MS Excel and includes a table indicating Batch No., Sample No. and Grade (Au g/t), together with a graph depicting the results for all the blanks. If more than one type of blank is used, then this is done separately for each blank. The report is given the name of the particular blank in question followed by the year and the quarter number (e.g. AMIS0439_2016Q3) and saved on the Mine’s computer server.

Sample blank material is comprised of un-mineralised granite sourced from the local area. A threshold of ten times the analytical detection limit (i.e. a threshold of 0.08 g/t) was used to discriminate samples showing evidence of cross-contamination. For 2018 and 2019 31 blanks failed out of 317 total blank samples for this standard. Although some instances of mislabelling of Blanks or Standards has been identified in the past, these poorly performing blanks returned values that did not match any of those of the certified reference material. It was therefore assumed that they were either a result of mix-up between Blanks and mineralised material or resulted from cross-contamination. In addition to the granite, blank standards from Amis have also been utilised for 2018 and 2019.

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Standards

Standards with values greater than two standard deviations are flagged. A decision can then be made by the Geology Manager as to whether to re-assay or not. For all batches, the results for each standard are compiled into one table on an ongoing basis, so that the trend and accuracy of each standard can be monitored over time. This is done on a quarterly basis and finalised at the end of every quarter. This is done in MS Excel and includes a table together with a graph depicting all the results for that particular standard. A separate report is done for each standard. The report is given the name of the standard in question followed by the year and the quarter number (e.g. AMIS0335_2016Q3) and saved on the Mine’s computer server. During the period 2018 to 2019, eight different standards were utilised (Table 11), the standards used are representative of the grade seen at Blanket and are thus suitable for QAQC purposes. The standards are sourced from Greenstone belts in South Africa and Tanzania. Care must be taken when selecting samples to ensure the standards relevant to the expected grade is used, particularly as the grade will differ slightly from orebody to orebody.

Table 11: Standards Utilised at Blanket Mine from 2018 to 2019

Standards	Expected value	Count
AMIS359	3.89	5
AMIS420	0.41	13
AMIS440	1.74	695
AMIS441	2.44	607
AMIS473	0.41	223
AMIS492	4	160
AMIS526	1.03	216
AMIS558	5.45	27
AMIS681	0.005	45
AMIS439	0.005	580

The three most used standards for this period are addressed in more detail. AMIS 526 is shown in Figure 23 versus the expected value and 2 and 3 standard deviations. It is recommended that 2 standard deviation be used as a flag to check certain results, while 3 standard deviations constitutes a failure of the batch and requires re-analyses. Significant failures are seen in this standard, this was only utilised in 2018 and not 2019. For these types of results, the batches with failures >3 standard deviations must be rerun, and possibly submitted to an umpire laboratory including the same standard to verify results. This will assist in confirming if this is an inconsistency with the standard or systemic error within the laboratory. For AMIS 526, 43% of the standards passed during 2018.

Figure 23: AMIS526 Analysed Results vs. Expected Results

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For AMIS 441 (Figure 24), a fair number of failures are also observed. 77% of the samples analysed in 2018 and 2019 for AMIS441 passed. It is recommended that this is followed up to ascertain the cause of these failures. It must be noted that 2018 had the bulk of the failures for this standard. For 2018 there was a 67% pass rate, and for 2019 an 87% pass rate is seen.

Figure 24: AMIS441 Analysed Results vs. Expected Results

AMIS 440 is plotted in Figure 25. Many failures are seen in 2018 samples here as well. With 34% passed in 2018 and 62% passed in 2019. An improvement is seen with 2019 as with the other standards.

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Figure 25: AMIS440 Analysed Results vs. Expected Result

It is recommended that follow up activities are undertaken to identify the source of these failures in the standards and if this results from laboratory procedures or sampling activities. In addition, duplicates of the various stages of the sampling and analyses process can be taken. Field duplicates (in the core yard), course duplicates (following crushing) as well as pulp duplicates (following pulverisation), this will eliminate any sources of contamination or identify the potential problem areas. A bias is seen in 2018 with numerous failures in standards, 2019 results are an improvement with acceptable pass rates of standards. However, 2018 results are still included in the database. Where dense sampling exists (Reserve areas), the effect of this is minimised. However, where a larger area is informed by only one or two drillholes (Inferred or Target areas), any uncertainty would have a larger influence. For this reason, QAQC procedures should be stricter for exploration holes and any failures in QAQC followed up with re-assays as well as umpire assays. The mine procedures with regards to inclusion or exclusion of samples due to QAQC results must be implemented to ensure these failures are considered during the course of QAQC.

Due to the high sample density the effects of these inconsistencies in results will be minimised, however this accuracy and repeatability of results and standards is most important for exploration areas where one drillhole informs a large area. A focussed study of the QAQC of these exploration holes is recommended.

Duplicates

Duplicate results are plotted against each other and poor correlations are flagged by the QAQC geologist. Appropriate action is then taken when failures are identified. Results for all duplicates for all batches are compiled into one table on an ongoing basis, so that the overall repeatability of duplicates can be monitored. This is done on a quarterly basis and finalised at the end of every quarter. This is done in MS Excel and includes a table indicating Batch No., Sample No. and Grade (Au g/t), Duplicate No. and Duplicate Au g/t, together with a XY correlation graph showing all of the results for all the duplicates. The report is given the name "Duplicates" followed by the year and the quarter number and saved on the Mine’s computer server. An example of duplicates for the 2018 and 2019 period is shown in Figure 26. A good reproducibility of results is seen between the lower grade samples (<4 g/t), with some outliers and a bias towards a higher grade in the original samples above 4 g/t.

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Figure 26: Duplicate Results for 2018 and 2019

Umpire Analyses

For exploration drillholes only, 20% of samples from the mineralised zone are resubmitted to a second accredited laboratory, which is currently Performance Laboratory in Harare. Blanks, standards and duplicates are submitted with the batch as per designated allocation for exploration drill core. Duplicates are prepared by the mine laboratory from the pulps prior to dispatch. Samples retain their original number. Duplicates are given a new number but a record is kept linking the duplicate number to the original sample. A report is prepared for each batch showing the results for blanks, standards and duplicates, as well as a report showing the correlation between the results for Blanket Mine laboratory and Performance laboratory.

Separate reports are compiled to assess the results for each of the blanks, standards and duplicates for Performance Laboratory as described above. A graph for re-assays by Performance laboratory against Blanket assay laboratory’s original assay is shown as Figure 27. The results are scattered and show better performance below 4 g/t.

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Figure 27: Comparison of Results with Performance Laboratory ≤10 g/t

Of the three standards analysed, one standard passed consistently with both laboratories, while with the other two standards the blanket laboratory plotted outside 3 standard deviations while Performance laboratory plotted within 3 standard deviations, with some failures. Both laboratories performed better with the higher-grade standard and less with the lower grade standards.

It is recommended that due to the number of failures seen in the standards and scatter seen in the duplicates that additional submissions are sent to umpire laboratories of evaluation holes as well. It is also recommended that the Umpire laboratory checks are run more regularly and with a higher number of samples, particularly where a batch fails the second re-analyses in the Blanket laboratory.

Storage of Pulps

According to mine procedure, pulps are retained for all drill core samples (both evaluation holes and exploration holes). They are collected by Geology and stored at the facility at the Exploration department offices. Pulps are stored in strong, sealed boxes clearly labelled with the drillhole name, batch number and sample numbers.

Storage of Coarse Rejects

Mine procedure is to retain all coarse rejects for all exploration drill core samples. They are collected by Geology and stored at the facility at the Exploration department offices.

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Item	11 (d) – Adequacy of Sample Preparation

The mine laboratory was inspected by Mr Keith Osburn of Minxcon in 2020 and even though the mine laboratory is not accredited, a high standard is maintained with good level of housekeeping apparent. Standards and blanks are run as part of the routine procedures. Blind checks are done within a batch of a single sample. If any internal laboratory QC fails, the batch is repeated automatically.

In addition, as part of its external verification process the mine laboratory sends samples away to Duration gold laboratory, Zimlabs, Turk mine laboratory and Performance Laboratories (accredited), to test their precision and accuracy. The results of the internal laboratory standards were viewed and are within acceptable limits, with minor failures. An in-house system for sample receipt and sample tracking has been implemented on the mine in 2019. This significantly improves the analytical system and improves accuracy and tracking of samples in the laboratory. The sample preparation methodology is considered adequate for Mineral Resource estimation purposes given the good correlation between planned production grades and actual recovered grades in the plant. A further inspection of the mine laboratory by an independent consultant Mr Jeremy Eliot was conducted in June 2016. Conclusions were similar in that improvements could be made, but, overall, the facilities and processes were of a satisfactory standard.

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Item	12 – Data Verification

Item	12 (a) – Data Verification Procedures

Minxcon has reviewed all data types from the sampling stage through to the resource block listing stage for the Mineral Resource manual and electronic data used for digital estimates which feed into the Mineral Resource statement.

Orebody interpretation for active areas (mostly above 22 Level) for Mineral Resource estimation purposes is carried out manually while digital models for the down-dip exploration areas (mostly below 22 Level) are being progressed to the standard required for digital Mineral Resource estimation. This is a phased approach, as for the 2018 estimate, only AR Main and Blanket Sections had Digital Mineral Resource Estimates. For 2020, all orebodies except Sheet and Jethro are estimated digitally (below 22 Level), while the manual proportion is still retained above 22 Level, except for Lima, which is digital in the upper levels as well. Proceeding sections cover this in more detail.

A representative portion of the manual block listings were compared to the original sample sheets and average grade calculation and area and volume calculations were successfully replicated.

In general, there are four types of samples considered at Blanket.

These are as follows:-

•	channel "chip" samples (evaluation and grade control);

•	sludge hole samples (evaluation and grade control);

•	grab samples (grade control);

•	evaluation drill core samples; and

•	exploration drill core samples.

Evaluation Holes are holes which are used to define the limits of the orebody, generally at 7.5 m spacing along strike. All other holes are defined as Exploration Holes. Exploration holes can be what are currently deep drillholes but will also include other drillholes.

Database Validation

The database validations and checks were performed on all data received to identify and remove errors where identified. The database per year is summarised in Table 12. The Database summarised by sample type is in Table 13.

Table 12: Sample Database Summarised by Year

Year	Drillhole Count
<1960	36,638
1960-1970	150
1970-1980	61
1980-1990	60
1990-2000	305
2000-2010	518
2010-2020	5,440
Total	43,172

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Table 13: Sample Database Summarised by Drillhole Type

Hole Type	Drillhole Count
Channel	27,132
Evaluation	4,098
Exploration	673
Sludge	11,070
Stope	174
Trench	25
Grand Total	43,172

For the purposes of estimation, stope and trench samples were excluded from the database. All other hole types were used.

For the assay results, some absent, 0 and -99 values were present. For resource estimation purposes, all were assigned as half trace 0.0025 g/t. These all result from illegible entries during data capture (-99), absent or missing samples when capturing (0, absent). Assigning 0.0025 g/t is a conservative approach as it is assigned a low grade that will still form part of the database, leaving the values as absent or missing will allow estimation to occur over this samples position, possibly from a neighbouring high grade sample.

All samples noted here include the total database within and outside the orebodies. The individual samples used and clipped per domain is addressed in proceeding sections. The total database is shown in Table 14, all errors identified could be rectified. The total database for Blanket Mine is shown in Figure 28. Sludge and channel samples as well as Evaluation drillhole are typically in the mining areas, while exploration hole are the longer drillholes used to inform new areas (Figure 28).

Table 14: Hole and Sample Count

Item	BHID	Entries	Errors	Not Usable
Collar	43,172	43,172	-	-
Survey	43,172	11,314	2	-
Assay	36,583	279,903	98	-

Figure 28: Long Section of Blanket Mine Showing the Total Database

Long Section of Blanket Mine Showing the Total Database	January 2020

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Item	12 (b) – Limitations on/Failure to Conduct Data Verification

The data capturing process has not been reviewed. The original drillhole logs were not compared to the final access drillhole database. The data as received from Blanket was accepted as received that all available drillholes have been captured and on-site checks pertaining to data capture on the database were performed. All relevant QAQC procedures and error checks were performed on the data that was available.

Item	12 (c) – Adequacy of Data

The QP deems the data to be adequate for the purposes of conducting meaningful Mineral Resource estimations with appropriate Mineral Resource classification in accordance with the guidance as described by NI 43-101. Proof of this statement is validated by the fact that the mine has operated successfully for a number of years using the current Mineral Resource estimation systems with good historical conversion rates for Inferred Mineral Resources to Indicated and then on to Measured. The QP is of the opinion that the sampling database is acceptable for the Mineral Resource estimation methodology being utilised at the Blanket Mine because of the sheer volume of sampling data from the mining operation as well as the historical reconciliation between the gold called for and the recovered gold which indicates a good correlation.

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Item	13 – Mineral Processing and Metallurgical Testing

Item	13 (a) – Nature and Extent of Testing and Analytical Procedures

The plant currently treats RoM from the main orebodies. The ore is free milling, and the mineralogy has not changed to a significant degree. Sufficient information from historic production is required to determine the expected production performance with reasonable confidence.

Item	13 (b) – Basis of Assumptions Regarding Recovery Estimates

The expected processing efficiencies are based on historic production, and these are well in line with the budget as seen in Figure 29. The budgeted recovery of 93.5% for 2020 can be assumed to continue and was used for the financial analysis.

Figure 29: Achieved Recovery and Budget from 2017 to 2020

95
94
93
92
91
90
89
88
87
86
85
Overall Recovery (%)
2017
2018
2019
2020
Actual
Budget

Source: Blanket Mine

Item	13 (c) – Representativeness of Samples

The samples measured from historic production are considered reliable and representative. As a result, they can be used to adequately predict future performance.

Item	13 (d) – Deleterious Elements for Extraction

The arsenopyrite content of RoM material currently being treated from Blanket Mine is sufficiently low enough not to pose a risk to economic extraction and deposition of tailings.

Blanket ores are free milling in that 93% of the gold is recovered via direct cyanidation with a further 1% achievable with the use of oxygen pre-treatment injection methods. Arsenic therefore reports to the mine residue deposit in the form of undecomposed arsenopyrite, constituting less than 1% of the ore. The ore contains approximately 35% carbonate minerals which results in the tailings having an alkaline chemistry which inhibits the decomposition of arsenopyrite which is not exposed to the atmosphere. Rain water run-off from the tailings dam is channelled within bund walls to a sump from where it is returned to the plant as makeup water.

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Blanket will be undertaking a pilot plant test work programme on the other more-refractory Mineral Deposits not currently being mined which may have a higher arsenopyrite content. Continuous testing and analysing of arsenic and other potential deleterious elements will be conducted as part of this test programme. Appropriate neutralisation steps will be included in the process design as required.

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Item	14 – Mineral Resource Estimates

Item	14 (a) – Assumptions, Parameters and Methods Used for Resource Estimates
I.	Mineral Resource Estimation Procedures

i.	Database Compilation

The compilation of the database is comprehensively discussed in Item 12 of this Report.

ii.	Geological Modelling

The construction of the geological models is comprehensively discussed in Item 8 (b) of this Report.

iii.	Statistical Analysis

As part of the import into Leapfrog the samples and associated grade inside wireframes and grade outside is compared to display how closely the wireframes honour the data and shows where any possible grade exclusions occur. This is detailed per orebody in Appendix 3. The detailed statistics is shown in Table 15 below.

Table 15: Statistics per Domain

Orebody	Valid Samples	Minimum	Maximum	Average	Std. Dev
		g/t	g/t	g/t
Blanket 1	898	0.0025	27	1.64	3.21
Blanket 2HW_HG	6,777	0.0025	112	3.95	5.25
Blanket 2HW_LG	87	0.0025	0.005	0.0026	0.0005
Blanket 2FW_HG	1,468	0.0025	117	3.18	4.31
Blanket 2FW_LG	312	0.0025	18	1.26	2.23
Blanket 3	1,697	0.0025	40	2.61	3.33
Blanket 4	3,131	0.0025	94	4.82	7.07
Blanket 6HW	2,235	0.0025	209	5.51	8.55
Blanket 6FW	1,518	0.0025	138	3.85	5.98
BQR HW north	10,178	0.0025	92	3.36	5.03
BQR HW south	898	0.0025	92	2.54	6.08
BQR FW	1,122	0.0025	63	3.03	5.84
BF	698	0.0005	200	2.79	9.11
ARS NSL	5,500	0.0025	98	2.87	4.32
ARS EWL	31,862	0.0025	175	3.66	6.37
ARS HW	953	0.0025	23	2.84	2.94
ARS Ext	230	0.0025	38	2.40	4.23
ARM Main	30,509	0.0025	604	2.55	5.61
ARM HW	280	0.0025	18	1.38	2.52
ARM FW	12,688	0.0025	172	1.56	3.56
Lima Main	3,499	0.0025	62	3.79	5.09
Lima FW	326	0.0050	250	6.90	19.46
Lima Inter	1,796	0.0025	62	3.85	4.68
ERCS	10,317	0.0025	95	3.62	5.31
ERCN	4,017	0.0025	273	3.87	8.65

An example for Blanket 1 is shown in Figure 30. To the left, the samples and grade within the domain is detailed, the red line indicates the mean sample grade and the histogram the sample count. The higher grade occurring outside Blanket 1 reflects Blanket 3 and Blanket 2 samples which are higher grade domains than Blanket 1.

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Figure 30: Sample Statistics Within Blanket 1

au_gt values in relation to BLk1 domain
Inside
Outside
Hard boundary
Mean value
Sample count
Distance from domain
12
10
8
6
4
2
1000
800
600
400
200
0
−10.0
−7.5
−5.0
−2.5
0.0
2.5
5.0
7.5
10.0

iv.	Domaining

The wireframes were checked and imported into Leapfrog for estimation in Leapfrog Edge, a requirement for Leapfrog is that the wireframes are closed and have no cross overs. As part of this exercise all wireframes were verified and corrected so they were closed surfaces in Leapfrog. The Domains applied per orebody is detailed below.

Blanket 1, Blanket 2, Blanket 3

Blanket 1 and Blanket 3 have single domains. While Blanket 2 has a FW and a HW orebody both with two domains. These are separated into High grade (“HG”) and Low grade (“LG”) domains (Figure 31).

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Figure 31: Section View of Blanket 1, 2 and 3 Domains and Data

Blanket 1 Domain and Samples	Blanket 2FW Domains and Samples

Blanket 2HW Domains and Samples	Blanket 3 Domain and Samples

Section View of Blanket 1, 2, 3 showing Domains and Data	January 2020

Blanket 4 and 6

Blanket 4 and 6 occur around the Wenlock fault. Blanket 4 has one domain and Blanket 6 a HW and FW domain (Figure 32).

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Figure 32: Section View of Blanket 4 and 6 Showing Domains and Data

Section View of Blanket 4 and 6 Showing Domains and Data	January 2020

Blanket Feudal and BQR

Blanket Feudal is estimated for the first time in 2020, it occurs in the upper levels of the Blanket section. BQR is divided into a FW and HW unit, and the HW is further divided into a Northern and southern domain based on grade (Figure 33).

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Figure 33: Section View of BQR and Blanket Feudal Showing Domains and Data

S
BF
N
BQRFW
Au g/t
5
4
3
2.1
1
0
Main Haulage
BQRHW_South
BQRHW_North
Plunge 00
Looking West
0
500
1000
1500
m

Section View of BQR and Blanket Feudal Showing Domains and Data	January 2020

ARM and ARS

ARM contains multiple domains, however due to the digital limit applied to the 3D estimates, only ARM main has been estimated and reported, everything above this reverts to manual estimates. Both the manual estimates and digital limits applied will be discussed in proceeding sections (Figure 34). For the main ARM orebody, an internal waste unit is present, this is clipped out and excluded from the ARM estimate. ARS has three domains, EWL, NSL and HW, all three are estimated separately (Figure 34).

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Figure 34: Section View of ARM and ARS Showing Domains and Data

ARM Domains and Data

ARS Domains and Data

Section View of ARM and ARS Showing Domains and Data	January 2020

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Lima and Eroica

Lima is divided into three domains, Main, Inter-reef and FW, all three domains were estimated (Figure 35). Eroica is divided into two domains, ERCN and ERCS (Figure 35).

Figure 35: Section View of Lima and Eroica Showing Domains and Data

Lima Domains and Data

Eroica Domains and Data

Section View of Lima and Eroica Showing Domains and Data	January 2020

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v.	Outlier Analysis

Capping is carried out during the kriging stage to limit the influence that the ultra-high grades may have on the estimation of the surrounding areas. Top cuts were applied during the variography stage to prevent the excessive variances of the anomalously high grade from skewing the distribution away from the representative variance of the data distribution. Probability plots were utilised to identify anomalous grade values, an example for Blanket 2HW HG is shown in Figure 36 with the results in Table 16. Leapfrog Edge applied a top cut to estimation and a top cap for variography. For this estimation the same value was utilised for both. In addition, cutting curves are utilised as a test for the value applied for capping / cutting to check the effect the applied sample would have on the total metal within the dataset. Likewise, applying a large percentage of the value to 1-2 samples will guide the definition of the limit applied.

Figure 36: Probability Plot for Blanket 2HW_HG

Probability Plot - Au BLK2HW
Expected Zi
Actual Au
5
4
3
2
1
0
-1
-2
-3
-4
-5
0
10
20
30
40
50
60
70

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Table 16: Capping Values Applied

Orebody	Variography Top Cap and Kriging Top Cut
g/t
Blanket 1	12
Blanket 2HW HG	44
Blanket 2HW LG	10
Blanket 2FW HG	15
Blanket 2FW LG	10
Blanket 3	18
Blanket 4	45
Blanket 6HW	45
Blanket 6FW	28
BF	27.5
BQRHW_north	56
BQRHW_south	30
BQR_FW	39
ARS NSL	47
ARS EWL	87
ARS HW	17
ARS Ext	12
ARM Main	45
ARM HW	9.6
ARM FW	32
Lima Main	40
Lima FW	40
Lima Inter	23
ERCS	50
ERCN	55

vi.	Data Compositing

Compositing is performed for all orebodies based on the most common sample length. Minxcon agrees with the compositing strategy employed for the resource estimation dataset. The composite applied was 0.6 m.

vii.	Geostatistical Analysis and Variography

All variography was carried out in Leapfrog Edge. All Variography parameters are summarised in Table 17. An example of a variogram is shown in Figure 37 for Blanket 1. All variograms for the other domains can be seen in Appendix 4. For ERCN and BQR HW a vertical pitch was specified by the mine geologists, the data continuity as suggested by the data suggested a more inclined pitch, however testing various options showed this change in pitch had a minimal effect on the estimate.

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Table 17: Variogram Parameters

Orebody	Dip	Dip Azimuth	Pitch	Nugget	Nugget: Sill %	Major Direction (1st Structure)	Semi_major direction (1st Structure)	Minor (1st Structure)	C 1	Major (2nd Structure)	Semi_MAjor (2nd Structure)	Minor (2nd Structure)	C 2
	°	°	°			m	m	m		m	m	m
Blanket 1	74	232	79	0.427	34%	58.3	22.6	20.0	0.2811	92.4	39.0	20.0	0.552
Blanket 2HW HG	72	230	115	0.604	55%	15.1	8.8	3.6	0.4834	100.5	22.4	7.9	0.019
Blanket 2FW HG	79	242	59	0.747	71%	20.8	7.1	4.9	0.2503	59.7	25.7	7.7	0.052
Blanket 2FW LG	79	231	70	0.191	56%	21.4	6.8	12.0	0.4223	102.1	48.6	14.4	0.394
Blanket 3	75	225	90	0.280	29%	19.1	13.7	8.2	0.6011	90.0	59.9	9.8	0.069
Blanket 4	82	264	68	0.405	37%	20.4	7.6	2.0	0.4555	100.2	27.1	12.5	0.226
Blanket 6HW	82	264	68	0.180	16%	11.9	4.1	7.4	0.8053	49.9	12.7	16.5	0.172
Blanket 6FW	82	264	68	0.498	48%	32.1	9.4	3.9	0.2556	94.4	29.1	8.7	0.282
BF	89	16	78	0.027	14%	17.7	10.4	4.8	0.1734
BQRHW_north	75	246	90	0.646	66%	12.3	8.3	4.0	0.2257	95.0	71.3	9.1	0.115
BQRHW_south	75	246	90	0.960	69%	18.8	6.7	8.7	0.3293	56.7	28.7	10.4	0.110
BQR_FW	75	246	71	0.312	29%	12.2	8.5	7.7	0.2978	82.6	63.6	9.2	0.466
ARS NSL	56	254	133	0.411	39%	21.3	22.9	17.6	0.4913	55.2	91.6	64.0	0.154
ARS EWL	61	238	83	0.543	50%	30.5	2.6	8.0	0.5033	66.2	15.1	61.3	0.038
ARS HW	45	287	94	0.515	50%	5.8	10.1	7.8	0.4401	19.7	27.1	18.3	0.076
ARS Ext	80	283	70	0.508	52%	17.0	11.6	10.0	0.4229	79.9	61.0	15.5	0.039
ARM Main	64	242	110	0.700	64%	26.9	11.2	10.0	0.2585	120.5	33.0	44.9	0.132
ARM FW	85	259	109	0.345	28%	40.4	6.2	1.7	0.3683	102.3	44.5	30.2	0.531
Lima Main	62	261	87	0.566	54%	14.2	8.2	2.0	0.3184	61.6	67.3	2.4	0.156
Lima FW	61	269	93	0.609	61%	14.9	3.7	1.2	0.3548	30.4	19.7	1.4	0.037
Lima Inter	62	252	90	0.738	72%	27.2	4.3	1.4	0.1986	99.0	46.3	1.7	0.095
ERCS	67	265	71	0.670	55%	18.0	4.0	1.5	0.2705	103.6	19.9	4.8	0.282
ERCN	67	265	90	0.607	62%	12.0	10.1	3.0	0.1741	124.5	44.7	3.6	0.198

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Figure 37: Variogram Contour and Variogram Created for Blanket 1

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Kriging neighbourhood analysis (“KNA”) was undertaken to assess the optimal parameters for estimation in each of the separate domains. Different scenarios of minimum and maximum samples are run and the results plotted to define the estimation parameters for which the highest quality result can be kriged, this quality is measured by Slope of Regression (“SoR”), and kriging variance. Blanket 1 and Blanket 3 are shown for reference (Figure 38). The block sizes utilised for parent cell estimation were 3 m in x, 10 m in y and 10 m in z. This block size was chosen based on the requirements to enable an accurate representation of the data. The smaller block size in x was chosen to capture the variability in the shortest orientation of the orebodies. Sub-celling to 1 m was performed on the block models.

Figure 38: KNA Analysis for Blanket 1 and Blanket 3

The estimation parameters utilised are shown in Table 18 below. At lower search volumes, more samples are available (typically mining areas) and a higher minimum and maximum can be used, while further from the well informed areas, the minimum and maximum samples will decrease to ensure more weighting is applied to nearby samples. An ordinary krige was employed were possible. Where the estimate did not inform the block model due to an increasing distance from sample data, a simple krige was employed. A declustered mean run with a shifting origin was utilised to determine the mean value per domain where required. The distance from samples and search volume used to inform the block model is reflected in the Mineral Resource Classification.

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Table 18: Estimation Parameters for ARM, ARS, Blanket 1 and Blanket 2

Search Range	Parameter	ARM	ARM	ARM	ARS	ARS	ARS	ARS	BLK1	BLk2HW	BLK2FW	BLK2FW
Svol1	Domain	Main	HW	FW	EWL	HW	NSL	EXT		HW_high grade	FW_high grade	FW_low grade
	Capping	75	9.6	32	87	17	47	12	12	44	15	15
	Variogram	normal						log	normal	normal	normal	Log
	Dip	64	64	85	61	45	56	80	74	72	79	79
	Azimuth	242	242	259	238	287	254	283	232	230	242	231
	Pitch	110	110	109	83	94	133	70	79	115	59	70
	Range Max	121	122	102	67	20	56	80	92	101	60	102
	Range Int	33	33	45	16	30	92	61	39	22	26	49
	Range Min	45	45	30	62	20	64	5	5	5	5	5
	MinSamples	6	6	6	6	6	6	12	18	18	18	18
	Max Samples	120	100	100	120	40	40	40	80	80	100	100
	Min Drillholes	2	2	2	2	2	2	4	6	6	6	6
	Estimation Method	OK	OK	OK	OK	OK	OK	OK	OK	OK	OK	OK
	Block Discretisation	5x5x2	5x5x2	5x5x2	5x5x2	5x5x2	5x5x2	5x5x2	5x5x2	5x5x2	5x5x2	5x5x2
Svol2	SVOL2	1.5 X SVOL1
	MinSamples	6	6	6	6	6	6	9	9	9	9	9
	Max Samples	40	40	40	40	40	40	40	60	60	80	80
	Min Drillholes							3	3	3	3	3
Svol3	SVOL3	to extents of domain						3X variogram range
	Estimation Method	OK	OK	OK	OK	OK	OK	OK	OK	OK	SK	OK
	MinSamples	15	6	6	6	6	6	6	6	6	6	6
	Max Samples	60	20	20	20	20	20	30	30	30	40	40
	Min Drillholes	3	2	2	2	2	2	3	3	3	3	3
Svol4	SVOL4							to extents of domain
	Estimation Method							OK	OK	OK	SK	OK
	MinSamples							6	6	6	6	6
	Max Samples							20	30	30	30	20
	Min Drillholes							2	2	2	2	2
	Declustered mean applied										3.21

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Table 19: Estimation Parameters for Blanket 3, 4 and 6, BF, BQR, ERC, Lima

Search Range	Parameter	BLK3	BLK4	BLK6	BLK6	BF	BQRFW	BQRHW	BQRHW	Lima	Lima	Lima	ERC	ERC
Svol1	Domain			FW	HW		FW	HW_high grade	HW_low grade	Inter	Main	FW	N	S
	Capping	18	45	28	45	27.5	39	76	30	23	40	40	55	50
	Variogram	log	normal				log	log	normal	log	log	log	log
	Dip	75	82	82	82	89	75	75	75	62	62	61	67	67
	Azimuth	225	264	264	264	16	246	246	246	252	261	269	265	265
	Pitch	90	68	68	68	78	71	90	90	90	87	93	90	71
	Range Max	90	100	94	50	50	83	95	57	99	62	30	125	100
	Range Int	60	27	29	13	20	64	71	29	46	67	20	45	20
	Range Min	5	27	5	5	20	5	10	10	5	5	5	5	20
	MinSamples	18	6	18	18	6	18	18	6	18	18	18	18	6
	Max Samples	80	120	100	120	40	80	80	80	80	60	40	120	120
	Min Drillholes	6	2	6	6	2	6	6	2	6	6	6	6	2
	Estimation Method	OK	OK	OK	OK	IDW	OK	OK	Ok	OK	OK	OK	OK	OK
	Block Discretisation	5x5x2	5x5x2	5x5x2	5x5x2	5x5x2	5x5x2	5x5x2	5x5x2	5x5x2	5x5x2	5x5x2	5x5x2	5x5x2
Svol2	SVOL2	1.5 X SVOL1
	MinSamples	9	6	9	9	9	9	9	6	9	9	9	9	6
	Max Samples	60	40	80	80	60	60	60	80	60	40	20	80	40
	Min Drillholes	3		3	3		3	3	2	3	3	3	3	2
Svol3	SVOL3	3X variogram range
	Estimation Method	OK	OK	OK	OK	IDW	OK	OK	OK	OK	OK	OK	SK	OK
	MinSamples	6	6	6	6	18	6	9	6	6	6	6	6	6
	Max Samples	30	20	40	40	80	40	30	40	40	30	20	40	20
	Min Drillholes	3	2	3	3	6	3	3	2	3	3	3	3	2
Svol4	SVOL4	to extents of domain
	Estimation Method	SK		OK	OK		SK	SK			OK	OK	SK
	MinSamples	6		6	6		6	6		6	6	6	6
	Max Samples	30		40	40		30	30		30	20	20	30
	Min Drillholes	2		2	2		2	2		2	2	2	2
	Declustered mean applied	2.05					2.01	2.63					3.015

viii.	Block Model Creation and Grade Interpolation

Parent cell estimation with sub-celling was applied. The parent cell estimate size was 3 m(x) X 10 m(y) X 10 m(z). With sub-celling down to 1 m to capture the resolution that exists in the geological models. The Y direction is along strike and the Z direction is down-dip, the smallest parent cell size in the X direction (3 m) is orientated along the thinnest direction of the orebody.

For all domains estimated, a variogram could be generated thus ordinary kriging was performed for all estimates. Where the estimate needed to extend far beyond the range of the data a simple krige was employed. This is detailed per domain along with the estimation parameters employed. Domained estimation with hard boundaries was used for estimation, where only samples falling within the wireframe’s extents were utilised in estimation. Minxcon utilised of Leapfrog Edge software for running the estimates of all domains.

ix.	Bulk Density

Between May 2016 and February 2020 32,633 SG samples were taken for Blanket Mine. The breakdown per orebody is detailed in Table 20. Only the orebodies being considered, and valid samples are shown. The average for all orebodies is 2.88 and this was applied in tonnage calculations for all orebodies.

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Table 20: SG Samples per Orebody

Orebody	Valid Samples	SG
ARM	6,222	2.90
ARS	8,629	2.88
Feudal	67	2.97
Blanket	6,266	2.84
Eroica	2,849	2.87
Lima	712	2.95
Sheet	515	2.88
Grand Total	25,260	2.88

x.	Grade Estimation

Digital Estimation in 3D was performed using Leapfrog, in addition manual estimation in some areas was used. The Manual block listing were utilised for the older areas where mining has already occurred, with the exception of Lima, while digital estimates are for the new areas down-dip, typically beyond current mining areas. The level at which digital estimates begin is detailed in Table 21. During the course of 2020, the block listings were digitised and brought into 3D space, this assisted to verify no overlaps were occurring with the digital estimate, as well as no internal overlaps of manual blocks were occurring (Figure 39). The current manual blocks are correct as up to July 2020.

Table 21: Dimensions of Each Orebody Along with Depth from which the Digital Estimate Occurs

Orebody	Strike	Width	Depth	Digital from Level Down	Digital from Elevation down (amsl)
	m	m	m
Blanket 1	173	3	-215	22 Level	389
Blanket 2HW	351	3.5	-214	26 Level	269
Blanket 2FW	244	2.7	-215	22 Level	389
Blanket 3	165	3.8	-215	22 Level	389
Blanket 4	35	7	-93	22 Level	389
Blanket 6HW	35	8.2	-91	22 Level	389
Blanket 6FW	34	10.5	-94	22 Level	389
BQR HW	880	3	-215	22 Level - manually edited limit	389- manually edited limit
BQR FW	520	2.5	-94	22 Level	389
BF	390	2.6	508	7 Level	878
ARS NSL	174	15	312	22 Level	389
ARS EWL	147	15	-95	22 Level	389
ARS HW	60	15	229	22 Level	389
ARS Ext	210	4.5	-215	22 Level	389
ARM Main	395	12	-97	22 Level	389
ARM HW	45	12	497	22 Level	389
ARM FW	94	12	383	22 Level	389
Lima Main	285	2	324	Total Digital
Lima FW	98	2	814	Total Digital
Lima Inter	235	2	654	Total Digital
ERCS	105	5	-91	22 Level	389
ERCN	255	5	-92	22 Level	389

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Figure 39: Digital and Manual Estimates for Blanket 2

Digital and Manual Estimates for Blanket 2	January 2020

Utilising the assay plans, the grade of each block was calculated by averaging the length weighted grades of all the samples in the bottom and top drives of the block. The area is then measured to get the area per level. The upper and lower level is then averaged and the perpendicular distance between the levels is used to determine the volume. The SG was then used to get the tonnes for the block. An example for Blanket 2 is shown in Figure 40, the outlined perimeter is the area measured for this level.

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Figure 40: Manual Block Area for 810 m Level for Blanket 2

810mL
N
W
E
S
-10,150 mE
BLK810EV1807
EOH 19,50m
BLK810EV1802
EOH 23,00
BLK810EV1804
EOH 24,00m
BLK810EV1806
EOH 30,00m
-2,306,900 mN
-2,306,900 mN
BLK810EV1805
EOH 16,50m
EOH 12,20m
BLK810EV1809
EOH 12,00m
-10,150 mE
Proposed

Manual Block Area for 810 m Level for Blanket 2	January 2020

Due to the use of averages, the physical volumes created in 3D do differ to the volumes calculated manually. At this stage, the digitally created manual blocks are qualitative only and serve as a check to ensure only relevant blocks are included in tabulations.

In future estimations it is recommended that digital estimates replace all manual blocks. It is possible to estimate the same area covered by all manual estimates in 3D. The potential for errors and overlaps is minimised if all estimates are in the same format. In addition, the lengthy process of checking and comparing all individual manual blocks to the digital estimate will be eliminated. Especially if there is increased confidence in the 3D depletion solids, there is reduced risk in performing digital estimates and accurately depleting the result. Due to the manual blocks being generated as a separate exercise to the 3D depletion solids, there is some minor overlap with the mined-out areas. This is not a significant error, however converting the total estimate to 3D will eliminate any of these overlaps. In addition, mine planning can easily use 3D digital estimates to run mining optimisation, however having separate 3D manual blocks means that a separate exercise needs to be performed to consider these individual blocks for mine planning.

The estimation results were compared visually to the data to confirm continuity between the data and model. All images shown are of the un-depleted models with no additional filters applied. The Lima and Eroica estimates are shown in Figure 41 and reflect the data well.

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Figure 41: ERC and Lima Estimations

ERC and Lima Estimation	January 2020

ARS and ARM orebodies are shown in Figure 42. The Individual orebodies for ARS are shown in more detail in Figure 43.

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Figure 42: ARM and ARS Estimations

N
S
Au g/t
5
4
3
2.1
1
0
Block Model
Samples
ARM
ARS_EWL
ARS_NSL
ARS_HW
Plunge 00
Looking East
0,00
125,00
250,00
375,00
500,00
m

ARM and ARS Estimations	January 2020

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Figure 43: ARS Estimations

ARS HW and ARS NSL

ARS EWL

ARS HW and ARS NSL Estimations	January 2020

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The estimate for the newly created ARS extension is shown in Figure 44. The Blanket 1 estimation is shown in Figure 45. Blanket 2HW and Blanket 2FW estimations are shown in Figure 46.

Figure 44: ARS Extension Estimation

ARS Extension Estimation	January 2020

Figure 45: Blanket 1 Estimation

Blanket 1 Estimation	January 2020

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Figure 46: Blanket 2 Estimations

Blanket 2HW

Blanket 2FW

Blanket 2 Estimations	January 2020

Blanket 3 estimation is shown in Figure 47, with some high-grade intersections down-dip. Blanket 4 is shown in Figure 48, with lower grades intersected to depth.

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Figure 47: Blanket 3 Estimation

Blanket 3 Estimation	January 2020

Figure 48: Blanket 4 Estimation

Blanket 4 Estimation	January 2020

Blanket 6 is shown in Figure 49, Blanket 4 and BQR are closely associated with Blanket 6. The BF estimate is shown in Figure 50, the domain has many samples higher in the domain and very few at depth.

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Figure 49: Blanket 6 Estimation

Blanket 6 Estimation	January 2020

Figure 50: BF Estimation

BF Estimation	January 2020

The BQR estimates are shown in Figure 51. The domaining in BQR HW shows are clear separation into high-grade and low-grade domains.

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Figure 51: BQR Estimation

BQR FW

BQR HW

BQR Estimation	January 2020

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xi.	Mining Depletions

Depletions are correct as at 1 January 2020. All haulages, development and stoping is accounted for in the block models and the Resource excluding mining is presented in Mineral Resource tabulations. An image of all stoping and development is shown in Figure 52.

Figure 52: Long Section of Blanket Mine showing Stopes, Drives, Haulages and Shafts

Long Section of Blanket Mine showing Stopes, Drives, Haulages and Shafts	January 2020

xii.	Cut-off Parameters

Economic, metallurgical and mining parameters were used to derive the cut-offs. The parameters are tabulated in Table 22 below. The gold price used is the 90th percentile of the real term gold price since 1980 while the total operating cost is the cost supplied by Blanket Mine (USD76/t) with a 10% improvement, for potential operational improvements, for reasonable prospects of eventual economic extraction. The plant recovery and mine call factor are also based on the Blanket Mine historical production figures. Reasonable prospects of eventual economic extraction are based on a 10 to 15 year view for precious metals.

Table 22: Cut-off Derivation Factors

Parameter	Unit	Quantity
Metal price	USD/oz	1 600
Total operating cost (Mining and Processing)	USD/t	68
Dilution	%	8
Plant recovery factor	%	95
Mine call factor	%	100

xiii.	Block Model Validation

The purpose of swath plots is to verify the estimate versus the original input data. This is also displayed typically with an additional estimation technique (Inverse distance in this instance), this aids in determining if any variance is due to the estimation technique. Swath plots show the average of the samples versus the average of the estimate within the same perimeter (swath) that is spaced a regular distance apart. This is repeated in X, Y and Z to get a representative view of the correlation in all orientations of the orebody. For Blanket, swaths in Y are generally across strike and swaths in X are along strike, swaths in Z show down-dip. An inverse distance weighting estimate is compared to show the effect kriging and spatial variability may have had. In all instances the inverse distance weighting and ordinary kriging estimates compare well.

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The swath plots are provided in Appendix 5.

For ERCN the swaths accurately reflect the data, with good correlation in X and Y directions. For ERCS, very good correlation is seen with the data.

Lima main shows some smoothing relative to the data, however with good correlation where data is dense. Lima FW shows a good correlation with data, with some underestimation to the edges of the block model.

The swaths for Lima Inter show a strong correlation in the Z direction, with some smoothing in the other orientations.

The ARS HW shows a very good correlation with data. The swath plots for ARS extension shows a very good correlation to the data, with some smoothing to the edges of the estimate. In the swath plots for ARS NSL, a very strong correlation to data is seen.

The swaths for Blanket 1 show some underestimation and smoothing relative to the data, it must be noted there are some significant high grades which skew the average for the data, while kriging serves to smooth the effects of these outliers.

The swath plots for Blanket 2HW HG show a very strong correlation to data in the Y and Z direction. The swath plots for Blanket 2FW LG show some smoothing relative to data, this is due to some higher grades within the low grade domain that skew the data average serves the more smoothed kriged. Swath plots for Blanket 2FW Hg show good correlation in all directions, with some smoothing to the edges of the block model.

Blanket 3 swath plots show a strong correlation to data.

The swath plots for Blanket 4 show under estimation in X, however Y and Z are more representative of the direction of continuity and show good correlation.

Swath plot of Blanket 6HW shows good correlation in Y and Z and some smoothing relative to the data, however good correlation is seen in Y and Z directions.

Swath plots for BQR FW show some smoothing relative to data, due to some higher grade outliers increasing the average of the grade for the samples. Swath plots for BQR HW north show good correlation in X and Z.

The swath plots for BQR HW south show good correlation, however where grades in the samples are particularly high, the estimate is smoother.

The swath plots for BF show good correlation with data, where outliers of grade are seen, the kriged estimate is more smoothed.

In the swath plot for ARS extension some under-estimation is seen relative to data, however this is due to the small number of data points in the domain, where individual sample points and higher grade would have a greater influence on the average of the samples.

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II.	Mineral Resource Classification

For Blanket mine classification of Mineral Resources, variogram ranges and density of sampling were used to define Mineral Resource classification. The standardised classification criteria are summarised in Table 23.

Table 23: Mineral Resource Classification Criteria for Blanket Mine

Mineral Resource Category	Criteria
Measured	Within 1 variogram range, Minimum distance to samples <=20
Indicated	Within 1.5 X variogram range, Minimum distance to samples <=40
Inferred	Within 3 X variogram range

The minimum distance to samples measures the minimum distance to the nearest samples for a block being estimated. In mined areas this will be very low typically <5-10 m. With this distance to samples increasing outwards from the mining areas. SoR and kriging efficiency were considered together with the other parameters, however for the purposes of standardisation of classification for Blanket Mine were not employed. It was also observed where Slope of regression was suitable for Measured, the density of samples and variogram range corresponded and yield a similar definition of confidence. For the Inferred estimates, the classification was extended to 3X the variogram range, this is suitable for Blanket as down-dip continuity has been proven in mined areas and down-dip in exploration drillholes and continuity is known to continue at depth in Greenstone Gold environments. Confidence in geological continuity is thus suitable for Inferred. All classification results are manually smoothed to create connectivity between blocks and exclude outliers, like an isolated Measured block occurring within an Inferred area.

The Mineral Resource classification for Eroica and Lima is shown in Figure 53. The ARS and ARM classifications are shown in Figure 54.

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Figure 53: ERC and Lima Mineral Resource Classification

IMAGE OMITTED
ERC and Lima Mineral Resource Classification	January 2020

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Figure 54: ARM and ARS Mineral Resource Classification

ARM and ARS Mineral Resource Classification	January 2020

The classification of the individual ARS orebodies is shown in more detail in Figure 55.

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Figure 55: ARS Mineral Resource Classification

ARS NSL and HW

ARS EWL

ARS Extension

ARS Mineral Resource Classification	January 2020

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The classification applied for Blanket 1 is shown in Figure 56 and for Blanket 2 in Figure 57 .

Figure 56: Blanket 1 Mineral Resource Classification

Blanket 1 Mineral Resource Classification	January 2020

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Figure 57: Blanket 2 Mineral Resource Classification

Blanket 2HW

Blanket 2FW

Blanket 2 Mineral Resource Classification	January 2020

Blanket 3 classification is shown in Figure 58 and Blanket 4 in Figure 59.

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Figure 58: Blanket 3 Mineral Resource Classification

Blanket 3 Mineral Resource Classification	January 2020

Figure 59: Blanket 4 Mineral Resource Classification

Blanket 4 Mineral Resource Classification	January 2020

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The applied classification for Blanket 6 is shown in Figure 60, and the classification for BQR FW and BQR HW is shown in Figure 61.

Figure 60: Blanket 6 Mineral Resource Classification

Blanket 6 Mineral Resource Classification	January 2020

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Figure 61: BQR Mineral Resource Classification

BQR FW

BQR HW

N
S
Samples
Block Model
BQRHW_south
BQRHW_north
Measured
Indicated
Inferred
Plunge 00
Looking East
0,00
125,00
250,00
375,00
500,00
m

BQR Mineral Resource Classification	January 2020

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The classification for BF is shown in Figure 62.

Figure 62: BF Mineral Resource Classification

BF Mineral Resource Classification	January 2020

III.	Mineral Resource Statement

The Combined Measured and Indicated Mineral Resources declared for the Blanket operations are shown in Table 24. The Inferred Resources are shown in Table 25.

A cut-off of 1.5 g/t is utilised for all Resource declarations. A geological loss of 0% for Measured and 5% for Indicated and Inferred, in line with the current Blanket Mine practices, has been applied. It is recommended that the geological loss is changed to reflect the respective confidence levels that are reflected by the classification category. Minxcon would suggest 5%, 10% and 15% for Measured, Indicated and Inferred respectively. Manual estimates/block listings are included in these tabulations for Measured and Indicated only. The Resource derived from Manual blocks only is shown in Table 26.

The mine depletions are based on the mine faces as at 1 January 2020.

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Table 24: Mineral Resources for Blanket Mine as at 1 January 2020

Mineral Resource Classification	Orebody	Tonnes	Au Grade	Au Content
		t	g/t	Oz
Measured	AR Main	512,720	3.02	49,763
	AR South	877,838	3.63	102,540
	Feudal	17,024	2.90	1,585
	Blanket 1	12,575	5.09	2,056
	Blanket 2	160,753	3.38	17,495
	Blanket 3	239,244	2.74	21,088
	Blanket 4	10,115	3.84	1,249
	Blanket 6	12,315	3.54	1,402
	BQR	583,991	3.16	59,334
	Eroica	74,330	4.08	9,752
	Lima	208,803	3.41	22,876
	Jethro*	11,214	3.83	1,380
	Sheet*	13,094	3.31	1,394
Measured Total		2,734,016	3.32	291,911
Indicated	AR Main	1,351,094	2.82	122,658
	AR South	522,307	2.79	46,876
	Feudal	73,124	3.07	7,207
	Blanket 1	212,466	2.94	20,079
	Blanket 2	450,353	3.34	48,307
	Blanket 3	225,054	2.58	18,691
	Blanket 4	172,513	4.21	23,351
	Blanket 6	163,791	3.67	19,317
	BQR	1,219,551	3.44	134,912
	Eroica	1,001,196	3.76	121,130
	Lima	110,351	3.32	11,791
	Jethro*	88,734	4.11	11,729
	Sheet*	203,829	3.64	23,837
Indicated Total		5,794,361	3.27	609,886
Grand Total		8,528,377	3.29	901,797

Notes:

1.	* Manual Mineral Resource estimate from Block Plans only.

2.	Cut-off applied 1.5 g/t.

3.	No Geological loss applied for Measured, 5% for Indicated and Inferred.

4.	Gold price: USD1,600/oz.

5.	Mineral Resources are stated inclusive of Mineral Reserves.

6.	Mineral Resources are reported as total Mineral Resources and are not attributed.

7.	All orebodies are depleted for mining.

Table 25: Inferred Mineral Resources for Blanket Mine as at 1 January 2020

Mineral Resource Classification	Orebody	Tonnes	Au Grade	Au Content
		t	g/t	Oz
Inferred	AR Main	517,851	1.89	31,437
	AR South	434,969	2.68	37,504
	Feudal	466,381	2.59	38,860
	Blanket 1	1,375,185	2.65	116,954
	Blanket 2	1,524,535	4.05	198,577
	Blanket 3	644,938	3.36	69,771
	Blanket 6	393,883	2.95	37,343
	BQR	2,344,837	3.20	241,453
	Eroica	489,440	3.71	58,361
	Lima	297,789	3.75	35,899
Grand Total		8,489,808	3.17	866,160

Notes:

1.	Cut-off applied 1.5 g/t.

2.	No Geological loss applied for Measured, 5% for Indicated and Inferred.

3.	Gold price: USD1,600/oz.
4.	Mineral Resources are stated inclusive of Mineral Reserves.

5.	Mineral Resources are reported as total Mineral Resources and are not attributed.

6.	All orebodies are depleted for mining.

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Table 26: Mineral Resources Derived from Manual Blocks Only as at 1 January 2020

Mineral Resource Classification	Orebody	Tonnes	Au Grade	Au Content
		t	g/t	Oz
Measured	AR Main	212,233	3.23	22,035
	AR South	65,240	4.01	8,412
	Blanket 1	12,575	5.09	2,056
	Blanket 2	53,828	3.67	6,358
	BQR	125,516	3.74	15,101
	Eroica	69,874	4.15	9,327
	Jethro	11,214	3.83	1,380
	Sheet	13,094	3.31	1,394
Measured Total		563,573	3.65	66,062
Indicated	AR Main	544,789	3.49	61,089
	AR South	136,230	3.81	16,703
	Feudal	12,015	4.08	1,578
	Blanket 1	41,874	4.21	5,663
	Blanket 2	33,890	4.25	4,630
	Blanket 3	1,350	4.25	185
	Blanket 4	99,144	5.15	16,416
	Blanket 6	22,398	4.31	3,101
	BQR	84,322	4.16	11,279
	Eroica	212,421	4.25	29,015
	Jethro	88,734	4.11	11,729
	Sheet	203,829	3.64	23,837
Indicated Total		1,480,994	3.89	185,223
Grand Total		2,044,567	3.82	251,285

Notes:

1.	Cut-off applied 1.5 g/t.

2.	No Geological loss applied for Measured, 5% for Indicated and Inferred.

3.	Gold price: USD1,600/oz.
4.	Mineral Resources are stated inclusive of Mineral Reserves.

5.	Mineral Resources are reported as total Mineral Resources and are not attributed.

6.	All orebodies are depleted for mining.

The manual Mineral Resources still make up 27.4% of the Measured and Indicted Mineral Resource.

IV.	Mineral Resource Reconciliation

The volume reconciliations have been addressed with the geological model. From the reconciliation to the 2018 estimate it is apparent that the largest changes result from orebody volume / wireframe changes. Changes to the estimation methodology and setup are seen to have a minor influence. It must also be noted that the estimation methodology previously utilised was inverse distance, while kriging was employed for 2020. All domains considered had sufficient samples for the generation of a variogram, thus spatial continuity exists, and kriging can be used.

The reconciliation was performed separately for Measured and Indicated only, where a minor change was seen, as the wireframes and thus samples used were largely unchanged (Table 27). While the reconciliation done including Inferred areas saw the greatest changes (Table 28). Wireframe updates occurred predominantly in Inferred areas, as a result samples included in the domain changed and the estimate differed, thus the Inferred reconciliation would show the largest change. The largest changes in grade are in Blanket 1 and Blanket 6 due to wireframe changes, and hence changes in the database informing the wireframe, and in BQR due to the addition of new domains for estimation. Eroica also saw a change in grade due to the use of a kriged estimate instead of an inverse distance weighting estimate. Likewise, in ounces, where the wireframes have been changed (Blanket 1, 2, 3, 4 and 6) the largest differences are seen, while for BQR a change in the domains. With the addition of Inferred reconciliations, the effect is more pronounced, with larger changes where the wireframes have changed (Table 28). When considering the change per orebody, Blanket 1 (Figure 12) had the most significant decrease in ounces from 2018, this was due to significant changes in the wireframes. A major contribution to the decrease is attributed to Blanket 4 which was also due to changes in the interpretation in the wireframes (Table 8). The reconciliation at the cut-off used for 2020 is shown in (Table 29 and Table 30). This compares the 2018 resource at 2.1 g/t and the 2020 estimate at 1.5 g/t.

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Table 27: Measured and Indicated Mineral Resources 2018 to 2020 Reconciliation at 2.1 g/t Cut-off

Year	Tonnes	Au g/t	Oz
2018	6,739,433	3.72	805,001
2020	7,038,300	3.60	814,954
Difference %	4.43%	-3.06%	1%

Notes:

1.	Cut-off applied 2.1 g/t.

2.	No Geological loss applied for Measured, 5% for Indicated and Inferred (2018 and 2020).

Table 28: Measured, Indicated and Inferred Mineral Resources 2018 to 2020 Reconciliations at 2.1 g/t Cut-off

Year	Tonnes	Au g/t	Oz
2018	13,368,946	4.11	1,767,973
2020	13,778,590	3.56	1,579,073
Difference %	3.06%	-13.34%	-11%

Notes:

1.	Cut-off applied 2.1 g/t.

2.	No Geological loss applied for Measured, 5% for Indicated and Inferred (2018 and 2020).

Table 29: Measured and Indicated Mineral Resources 2018 at 2.1 g/t Cut-off Compared to 2020 at 1.5 g/t Cut-off

Year	Tonnes	Au g/t	Oz
2018	6,739,433	3.72	805,001
2020	8,528,377	3.29	901,797
Difference %	27%	-11%	12%

Notes:

1.	2018 Cut-off applied 2.1 g/t.

2.	2020 Cut-off applied 1.5 g/t.

3.	No Geological loss applied for Measured, 5% for Indicated and Inferred (2018 and 2020).

Table 30: Measured, Indicated and Inferred Mineral Resources 2018 at 2.1 g/t Cut-off Compared to 2020 at 1.5 g/t Cut-off

Year	Tonnes	Au g/t	Oz
2018	13,368,946	4.11	1,767,973
2020	17,018,185	3.23	1,767,957
Difference %	27%	-21%	0.00%

Notes:

1.	2018 Cut-off applied 2.1 g/t.

2.	2020 Cut-off applied 1.5 g/t.

3.	No Geological loss applied for Measured, 5% for Indicated and Inferred (2018 and 2020).

A large decrease in grade is seen in the grades in Blanket 1 and ERC. From the plot below, it can be shown that ERC’s lowest drillholes (with high grade) were utilised to estimate a large area. By using inverse distance, in these Inferred estimates with few samples in 2018, a very high weighting is given to the closest samples. The results in informing a large area with a high grade. By using kriging, the high grade is still used to inform locally, however this technique makes use of spatial variability and considers other samples and weights them relative to distance, it is thus expected that Inverse distance would give a higher grade result. Kriging would be preferred for these estimates as it is the best linear unbiased estimator. The difference between these two techniques is shown in Figure 63 which makes use of the same samples, note that for the 2020 estimate the outer search ranges made use of a simple krige which has an average of 3.01 g/t, which reflects the high grades seen in Eroica as a whole but does not push very high grades >5 g/t into an area that has limited supporting data.

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Figure 63: ERC 2018 vs. ERC 2020

ERC 2018 vs. ERC 2020	January 2020

Minxcon does not deem this variance to be material at this stage as Blanket Mine is in the process of converting the Mineral Resource from manual Mineral Resources to digital kriged Mineral Resources. This is a process and the initial estimations need to be refined with time to represent the best digital estimate. In addition to the conversion of the estimation from manual to inverse distance to kriged estimate, the Blanket Mine sampling database is also being reviewed in Leapfrog to view the geology as a whole and not just smaller isolated manual paper plans. This will allow for a more holistic view of the Blanket orebody and how the individual orebodies relate to each other. The result will be better defined wireframes based on geological trends and conceptual geological mineralisation models. This should lead to better orebody definition and exploration targets resulting in a probable increase in Mineral Resources going forward. This reduction in the ounces is therefore viewed as an interim adjustment with a potential increase with the above-mentioned changes and converting the remaining manual Mineral Resources to kriged estimations within the larger wireframes.

Item	14 (b) – Disclosure Requirements for Resources

All Mineral Resources have been categorised and reported in compliance with the definitions embodied in the CIM Definition Standards on Mineral Resources and Mineral Reserves (6 May 2019). As per CIM specifications, Mineral Resources have been reported separately in the Measured, Indicated and Inferred Mineral Resource categories. Inferred Mineral Resources have been reported separately and have not been incorporated with the Measured and Indicated Mineral Resources. Inferred Mineral Resources have a low level of confidence and while it would be reasonable to expect that the majority of Inferred Mineral Resources would upgrade to Indicated Mineral Resources with continued exploration, due to the uncertainty of Inferred Mineral Resources, it should not be assumed that such upgrading will occur.

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Item	14 (c) – Individual Grade of Metals

Mineral Resources for gold have been estimated for the Blanket Gold Mine. No other metals or minerals have been estimated for the Project.

Item	14 (d) – Factors Affecting Mineral Resource Estimates

No socio-economic, legal or political modifying factors have been taken into account in the estimation of Mineral Resources for Blanket Mine. Minxcon is not aware of any known environmental, permitting, legal, title, taxation, socio-economic, marketing, and political or other factors that will materially affect the Mineral Resource estimates.

All underground Mineral Resources are stated at a cut-off grade 1.5 g/t.

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Item	15 – Mineral Reserve Estimates

Item	15 (a) - Key Assumptions, Parameters and Methods
I.	Background

The Blanket Mine is an operational mine and the LoM planning was completed in line with current operational planning to produce 80 koz of gold per year. Only diluted Indicated and Measured Resources in the LoM plan were considered for conversion to Mineral Reserves.

Inferred Mineral Resources have been excluded from the economic assessment for Mineral Reserve estimates. The LoM plan aims to produce 80 koz of gold per year from Measured and Indicated Mineral Resources only.

II.	Mineral Resource Model

The LoM plan was developed utilising the 3D Mineral Resource model, estimates as reviewed and updated by Minxcon (Item 14 (a)). The Mineral Resource classifications were incorporated from the 2017 Mineral Resource estimate. The mine design and scheduling utilise the updated 2020 Mineral Resource model.

III.	Stope Shape Optimiser

Minxcon made use of the Geovia Stope Shape Optimiser (“MSO”) tool which automatically produces optimised stope shapes for a range of underground stoping methods. By providing a set of constraints that detail the mining method and design parameters, MSO provides the optimal stope shape designs to maximise orebody value.

MSO runs were initially performed at a range of cut-off grades from 1.5 g/t to 3.0 g/t in 0.3 g/t increments. The purpose of performing runs at a range of cut-offs is to provide an estimation of the in situ stope grade, tonnes and content at the specific cut-off grade. The purpose of the MSO exercise was to establish a basis for comparison between the optimised MSO blocks at a 2.1 g/t cut-off, and the current operational planning of the Blanket Mine.

The outputs produced by MSO were deemed suitable for use in the strategic and tactical planning for the project. The MSO results were used with the objective to determine the economically mineable stope blocks which provide the highest value for the individual orebodies. The mine design has been aligned to the MSO blocks.

The MSO blocks at a cut-off grade of 2.1 g/t is illustrated in Figure 64.

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Figure 64: Blanket Mine MSO Blocks at 2.1 g/t

Blanket Mine MSO Blocks	January 2020

IV.	Cut- Off Grade

The cut-off grade calculation for the Blanket Mine is detailed in Table 31.

Table 31: Cut-Off Grade Calculation

Description	Unit	Blanket Mine
Gold Price	USD/oz	1300
Dilution	%	8
Mine Call Factor	%	100
Recovery	%	94
Metal price	USD/g	41.80
Total Operating Cost	USD/t	76
Cut-off Grade in Place	g/t	1.94
Reserve Cut-off Grade	g/t	2.10

Blanket Mine utilises a 2.1 g/t planning cut-off grade. The mine design and schedule were completed using the accepted 2.1 g/t cut-off grade.

V.	Modifying Factors

The NI 43 – 101 incorporates the CIM definition standards for Mineral Resources, Mineral Reserves and Mining Studies. The CIM defines modifying factors as considerations used to convert Mineral Resources to Mineral Reserves, which include but are not restricted to mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.

i.	Mineral Reserve Conversion Factors

Mineral Reserve conversion factors are the consideration of mining factors used to convert Mineral Resources to Mineral Reserves. These factors are applied to adjust the in situ Mineral Resources in the LoM planning to realistic and accurate mill feed, volumes, and grade.

The Mineral Reserve conversion factors applied to the Mineral Resources in the LoM plan, are detailed in Table 32.

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Table 32: Mineral Reserve Conversion Factors Summary

Description	Unit	Value
Geological Losses
Measured	%	0
Indicated	%	5
Inferred	%	5
Exploration Target	%	15
Other Dilution Factors
Pillar Loss	%	23
Pillar Extraction	%	50
Dilution	%	8
Mine Call Factor	%	100

ii.	Processing and Metallurgical Factors

The conventional CIL recovery method is well proven and has been used consistently on this orebody. The recovery used was 93.5% and no other metallurgical factors are known that may impact the Mineral Reserve.

iii.	Infrastructure Factors

Infrastructure required for the planned production is either in place or planned for. Sufficient capital provision has been made for all planned infrastructure required for the planned production.

iv.	Economic and Marketing Factors

The gold price that has been utilised for the Mineral Reserve estimate is a real term forecast taken as the median of various bank and analyst forecasts. The average gold price over the LoM is USD1,660/oz.

An uneconomical tail has been cut from the first negative cashflow year and has been excluded from the Mineral Reserve. The tail contains 29.51 koz of gold but is not economically viable on its own.

v.	Legal, Environmental, Social and Governmental Factors

There are no legal, environmental, social or governmental factors that are deemed to be classified as modifying factors applied to the Mineral Reserves.

VI.	Mineral Resource to Mineral Reserve Conversion

The Mineral Resource to Mineral Reserve conversion is illustrated in Figure 65.

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Figure 65: In Situ Mineral Resource to Mineral Reserve Conversion - Ore Tonnes and Grade

Tonnes (kt)
Grade (g/t)
18,000
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
-
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
-
3.23
2.61
3.63
3.63
3.62
3.65
3.65
3.38
3.38
3.38
3.38
16,986
6,772
10,214
421
4,417
5,376
623
380
272
4,862
Mineral Resources in LoM (M&I only) for Mineral Reserve Conversion and Financial Analysis
In Situ Resource (M, I, I)
Resources not in LoM Plan (M, I, I)
Resource in LoM (M, I, I)
Geological Losses (M,I,I)
Inferreds
Resource in LoM (M, I Only)
Pillar Loss
Dilution
Mine Call Factor
Uneconomical Tail
Mineral Reserve Delivered (M & I)
Au Grade

Notes:

1.	The purpose of the waterfall chart is to illustrate the in situ Mineral Resources to Mineral Reserve conversion.

2.	A portion of Inferred Mineral Resources are included in the LoM plan, as it is required to mine through Inferred portions to access Measured and Indicated Mineral Resources. These Inferred Mineral Resources have, however, been excluded in the Mineral Reserve estimation and in the economic analysis.

3.	Only Measured and Indicated Mineral Resources in the LoM plan have been included for the conversion to Mineral Reserves.

Only Indicated and Measured Resources in the LoM plan were considered for conversion to Mineral Reserves. Inferred Mineral Resources have been excluded from the LoM plan for economic assessment for Mineral Reserve estimates. Only diluted Measured and Indicated Mineral Resources have been converted into Proved and Probable Mineral Reserves, respectively.

Pillar loss discounts tonnes and content equally. Dilution increases the tonnage, subsequently diluting the grade. The mine call factor influences only the content.

The Mineral Resource to Mineral Reserve product conversion is illustrated in Figure 66.

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Figure 66: In Situ Mineral Resource to Mineral Reserve Product Conversion – Content and Grade

Mineral Resources in LoM (M&I only) for Mineral Reserve Conversion and Financial Analysis
Content (koz)
Grade (g/t)
2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
-
1.2
1.0
0.8
0.6
0.4
0.2
-
1,763
569
1,193
49
514
630
73
30
528
In Situ Resource (M, I, I)
Resources not in LoM Plan (M, I, I)
Resource in LoM (M, I, I)
Geological Losses (M,I,I)
Inferreds
Resource in LoM (M, I Only)
Pillar Loss
Dilution
Mine Call Factor
Uneconomical Tail
Mineral Reserve Delivered (M & I)

Notes:

1.	The purpose of the waterfall chart is to illustrate the in situ Mineral Resources to Mineral Reserve conversion.

2.	A portion of Inferred Mineral Resources are included in the LoM plan, as it is required to mine through Inferred portions to access Measured and Indicated Mineral Resources. These Inferred Mineral Resources have, however, been excluded in the Mineral Reserve estimation and in the economic analysis.

3.	Only Measured and Indicated Mineral Resources in the LoM plan have been included for the conversion to Mineral Reserves.

The LoM plan contains 528 koz of gold in the Measured and Indicated Mineral Resource classifications which have been converted to Mineral Reserves.

An uneconomical tail has been cut from the first negative cashflow year and has been excluded from the Mineral Reserve. The tail contains 29.51 koz of gold but is not economically viable on its own.

The Mineral Reserve estimate for the Blanket Mine as at 1 January 2020 is detailed in Table 33.

Table 33: Blanket Mine Mineral Reserve Estimate as at 1 January 2020

Mineral Reserve Classification	Tonnes	Grade	Au Content
	kt	g/t	kg	oz
Proved	1,704	3.34	5,694	183,057
Probable	3,158	3.39	10,719	344,619
Total	4,862	3.38	16,413	527,677

Notes:

4.	Mineral Reserve cut-off of 2.1 g/t applied.

5.	The gold price that has been utilised in the economic analysis to convert diluted Measured and Indicated Mineral Resources in the LoM plan to Mineral Reserves is an average real term price of USD1,660/oz over the LoM.

6.	Mineral Reserves are reported as total Mineral Reserves and are not attributed.

Mineral Resources from the Measured and Indicated Mineral Resource Classifications were converted into Proved and Probable Mineral Reserves,

The Blanket Mine Mineral Reserve estimate consists of 35% Proved and 65% Probable Mineral Reserves.

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VII.	Balance of Resources

The balance of Mineral Resources not in the LoM plan is detailed in Table 34.

Table 34: Blanket Mine Mineral Resource Balance

Balance of Mineral Resources	Tonnes	Grade	Au Content
	kt	g/t	kg	oz
Mineral Resource
Measured	2,734	3.32	9,079	291,911
Indicated	5,762	3.26	18,800	604,437
Total M&I	8,496	3.28	27,880	896,348
Inferred	8,490	3.17	26,941	866,160
Mineral Resource in LoM
Measured	1,796	3.61	6,489	208,622
Indicated	3,769	3.66	13,802	443,754
Total M&I	5,565	3.65	20,291	652,376
Inferred	4,649	3.62	16,828	541,039
Balance of Mineral Resource
Measured	938	2.76	2,591	83,289
Indicated	1,993	2.51	4,998	160,683
Total M&I	2,931	2.59	7,588	243,972
Inferred	3,841	2.63	10,112	325,121

The majority of the Measured and Indicated Mineral Resources have been included in the LoM plan.

Item	15 (b) - Mineral Reserve Reconciliation - Compliance with Disclosure Requirements
I.	Compliance

All Mineral Reserves have been categorised and reported in compliance with the definitions embodied in the CIM Definition Standards on Mineral Resources and Mineral Reserves adopted by the CIM Council (incorporated into NI 43-101). As per CIM Code specifications, Mineral Reserves have been reported separately in the Proved and Probable Mineral Reserve categories. Inferred Mineral Resources have not been incorporated with the Proven and Probable Mineral Reserves.

II.	Mineral Reserve Reconciliation

In 2017 a Mineral Reserve estimate for the Blanket Mine was completed by Minxcon. The Blanket Mine Mineral Reserve estimate as at 31 August 2017 is detailed in Table 35.

Table 35: Blanket Mine Mineral Reserve Estimate as at 31 August 2017

Mineral Reserve Classification	Tonnes	Grade	Au Content
	kt	g/t	kg	koz
Proved	1,146	3.89	4,456	143
Probable	2,826	3.67	10,373	333
Total	3,972	3.73	14,829	477

The reconciliation between the Mineral Reserve statements for 2017 and 2020 is detailed in Table 36. The previous Mineral Reserve estimate was stated at similar mining dilution factors applied.

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Table 36: Mineral Reserve Reconciliation between 2017 and 2020

Description	Units	2017 Minxcon	2020 Minxcon	Variance	Variance
		Mineral Reserve Estimate	Mineral Reserve Estimate		(%)
Proved
Tonnes	kt	1,146	1,704	557.73	49%
Au Grade	g/t	3.89	3.34	-0.55	-14%
Au Content	kg	4,456	5,694	1,237.72	28%
Au Content	koz	143	183	39.79	28%
Probable
Tonnes	kt	2,826	3,158	332.31	12%
Au Grade	g/t	3.67	3.39	-0.28	-8%
Au Content	kg	10,373	10,719	345.85	3%
Au Content	koz	333	345	11.12	3%
Total
Tonnes	kt	3,972	4,862	890.04	22%
Au Grade	g/t	3.73	3.38	-0.36	-10%
Au Content	kg	14,829	16,413	1,583.58	11%
Au Content	koz	477	528	50.91	11%

Item	15 (c) - Multiple Commodity Reserve (Prill Ratio)

Gold is the only commodity within the Blanket mining areas that is present in significant concentrations.

Item	15 (d) - Factors Affecting Mineral Reserve Estimation

No socio-economic, legal or political modifying factors have been taken into account in the estimation of Mineral Reserves for the Blanket Mine. Minxcon is not aware of any known environmental, permitting, legal, title, taxation, socio-economic, marketing, and political or other factors that will materially affect the Mineral Reserve estimates. No material issues have been identified for the Blanket Mine.

The Mineral Reserve conversion factors detailed in Table 32 have been applied to the Mineral Resource for conversion to Mineral Reserves.

An uneconomical tail has been cut from the first negative cashflow year and has been excluded from the Mineral Reserve. The tail contains 29.51 koz of gold but is not economically viable on its own.

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Item	16 – Mining Methods

Blanket Mine uses two mining methods which are well suited to the nature of the greenstone belt deposits. The orebodies range from generally steeply dipping sheet-like deposits of a few meters in width, to pipe-shaped and massive deposits with widths more than 50 m. The extreme variation within the Blanket Mine mineral deposits, necessitates modification of the exact mining methods that suits the specific characteristics of each mineral deposit The general practice on Blanket Mine is to implement one of two tailored mining methods, determined mainly by the width of the mineral deposit.

The two mining methods utilised are:-

•	Long-hole stoping in wider mineral deposits (orebody widths generally more than 3 m); and
•	Underhand stoping in narrow mineral deposits (orebody widths generally less than 3 m).

I.	Long-hole Stoping

Blanket mine uses long-hole stoping in the orebodies with a width greater than 3 m. Long-hole stoping is a selective and highly productive mining method that provides good ore recovery. The method is flexible and allows for practical modifications to the mining sequence and configuration to suit the characteristics of the orebody.

It is an overhand, vertical stoping method utilising drifter machines for long-hole drilling and blasting carried out from sub-levels. Mining the orebody creates a void or “open-stope” that is unsupported, however sill pillars are usually left between the stopes. Figure 67 illustrates a schematic of the long-hole stoping mining method.

To access the orebody, crosscuts are developed from the tramming haulage to the extraction haulage which is located approximately 15 m from the orebody. Drawpoint crosscuts are developed at 15 m intervals along the extraction haulage which provide access to the drawpoints. A twin raise system is developed upwards to establish a sliping point for the development of the sub-drive. One raise serves as an access raise, while the other serves as an orepass to handle ore from the sub-drive development. The twin raise system is developed from one sub-drive to the next for the entire 120 m lift.

Drawpoint raises are established at 15 m intervals along the width of the orebody. A lead angle of 45 degrees is always maintained for the sub-drive development, with the bottom most sub-drive (lead drive) leading. Production faces have a lead angle of 72 degrees with the bottom most production face leading. Mining of the orebody is done in retreat from the one extreme end of the orebody to the other along its width.

Coning is done from the coning level and can only commence once sufficient raises for access and ore handling have been developed and holed into the sub-drive. Once coning starts, the raise can no longer be used as an access way. As a rule of thumb, four cones are established before any production may commence.

Production drilling is done in a retreat fashion from the orebody limit and drilling is done top down with Seco S 36 drifter machines. Depending on production requirements, multiple sub-levels may be mined simultaneously. The orebody width will ultimately determine the width of the stoping panel.

Ore will then be extracted from the stope drawpoints via the lower extraction haulage using mechanical loaders. The ore is then loaded onto granby cars for transportation to the station orepasses.

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Figure 67: Schematic Representation of Long-hole Stoping Mining Method

Long-hole Stoping Mining Method	January 2020

II.	Underhand Stoping

Conventional underhand stoping is used in orebodies with a width less than 3 m This mining method implies that the block of ore is mined. Underhand stoping is particularly suitable for steeply dipping, narrow orebodies and allows for better control of the stoping width and dilution. Stoping preparations commence by mining slot raises at 15 m intervals along the extraction haulage from the footwall of the orebody. Development within the orebody is the same as in the long-hole stoping sections, with the difference being that boxes are mined instead of drawpoints.

Upon establishment of sufficient slot raises, production commences with sliping around the slot raise to establish faces. Mining is done in both directions on strike with one face leading the other. Extreme end raises are equipped to serve as access raises for men and material. The lower level is equipped with boxes at set intervals from which ore will be drawn. A schematic representation of the mining method is illustrated in Figure 68.

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Figure 68: Schematic Representation of Underhand Stoping Mining Method

Underhand Stoping Mining Method	January 2020

The sequence is repeated and as the stope grows horizontally and progresses downwards, additional raises are developed, and new stopes established to maintain the required production rates. The stope is mined up to the limits of the sill pillars.

Item	16 (a) – Parameters Relevant to Mine Design

I.	Geotechnical and Hydrological Parameters

Blanket Mine has employed a rock engineering consultant as of February 2020 for the required geotechnical inspections and designs of the underground workings. All legal appointments pertaining to rock engineering requirements are in place. The geotechnical model for Blanket Mine is being revised & with this in mind support standards are continually reviewed and rock mechanics recommendations for the current mining operations are in place.

No new geotechnical, hydrological, or rock engineering work has been conducted for the newly targeted mining areas below 750 m Level. The studies and work associated with these parameters will be addressed by the rock engineering consultant as data is generated & access is obtained through development. This will further inform the geotechnical model.

II.	Underground Access, Ore Flow and Material Handling

The Blanket Mine consists of several small shafts that provide access to the various orebodies in which mining operations take place. With CMS being completed and providing access to Mineral Resources from 750 m Level up to 1,110 m Level and beyond, mining activities will be focused on Mineral Resources below 750 m Level. Production below 750 m Level is planned to be accessed through declines from the respective mining areas. The hoisting capacity and current utilisation of the shafts are detailed in Table 37.

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Table 37: Shaft Utilisation and Hoisting Capacity

Shaft	Access Description	Utilisation	Hoisting Capacity
Central Shaft	Surface to 35 Level	Ore, men and material	2 x 10 tonne skips
No. 4 Shaft	Surface to 825 m Level	Ore and material	2 x 6 tonne skips
Jethro Shaft	Surface to 7 Level	Men and material	Single deck cage
Lima Shaft	Surface to 8 Level	Ore, men and material	1 x 1 tonne skip
Incline Shaft	Surface to 7 Level	Ore	1 x 2 tonne skip
5 Winze	7 Level to 22 Level	Men and material	Double deck cage
Eroica Shaft	14 Level to 675 m Level	Ore, men and material	1 x 1.5 tonne skip
No. 6 Shaft	22 Level to 900 m Level	Ore, men and material	2 x 3 tonne skip

The Blanket Mine shaft infrastructure is illustrated in Figure 69.

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Figure 69: Blanket Mine Shaft Infrastructure

Plan View

Section View

Blanket Mine Shaft Infrastructure	January 2020

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III.	Ventilation

The Blanket Mine is ventilated by an ascensional ventilation system. In an ascensional ventilation system, intake air is directed to the lowest active mining level and the air then ascends along the working faces to the main returns by means of fans.

The ventilation intakes are located in the southern part of the mine and consist of the Jethro, Number 4, Main and Feudal Shafts. The air is directed to the respective ventilation districts by means of fans and is returned in the northern part of the mine via the Sheet, Eroica 1 and 2, Eroica Raise Bore, Lima and Lima North Shafts.

Central shaft is currently isolated from the rest of the mine with respect to ventilation. Significant changes to the ventilation layout and air quantities are expected when CMS will be connected to the Mine. The connection of Central Shaft to other mining areas will require a new ventilation strategy which also allows for the planned expansion in mechanisation.

Blanket Mine employs a ventilation consultant to advise on changes in the ventilation strategy and design. The current ventilation flow is illustrated in Figure 70.

Figure 70: Blanket Mine Ventilation Layout

Blanket Mine Ventilation Layout	January 2020

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Item	16 (b) – Production Rates, Expected Mine Life, Mining Unit Dimensions, and Mining Dilution

I.	Shift Cycle

The Blanket Mine operates on a planned 29-day average production cycle. The actual production days may vary from month to month and are mainly dictated by the public holidays in each month. Drilling and blasting operations are conducted on dayshift while nightshift conducts cleaning operations. The Blanket Mine shift system is detailed in Table 38.

Table 38: Blanket Mine Shift System

Shift	Activity	Duration
Morning Shift	Drilling and blasting	8 Hours
Night Shift	Lashing and cleaning	12 Hours

Tramming is conducted on both morning and night shift.

II.	Production Rates

The planned development rates for the Blanket Mine is detailed in Table 39.

Table 39: Blanket Mine Development Rates

Development Type	Unit	Value
Conventional	m/month/crew	50
Mechanised	m/month/rig	60

Concurrent development on 30 Level and 34 Level has been planned. Development from the shaft towards the various orebodies on 30 Level will be done with drill rigs drilling two ends per rig per day, while development on 34 Level will be done conventionally.

Blanket Mine plans to produce 80 koz of gold per year. The LoM plan reflects 80 koz of gold production from Mineral Reserves only. The planned production rates from the different orebodies are detailed in Table 40.

Table 40: Blanket Mine Production Rates

Orebody	Unit	Value
Blanket	tpd	490
ARM	tpd	540
ARS	tpd	480
Eroica	tpd	280
Lima	tpd	280

III.	Life of Mine Plan

The Blanket LoM plan commences in 2020. The LoM plan includes Measured, Indicated and Inferred Mineral Resources, however only diluted Measured and Indicated Mineral Resources in the LoM plan were considered for conversion to Mineral Reserves.

The mining strategy targets primarily the Mineral Resources below 750 m Level. Mining in the Lima orebody targets Mineral Resources above 750 m Level. In the ARS East West Limb, Blanket and Blanket Feudal orebodies, some mining will take place above 630 m Level.

The diluted production schedule for the Blanket Mine is illustrated in Figure 71.

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Figure 71: Diluted Life of Mine Production Schedule by Mineral Resource Classification

A total of 1,704 kt Measured Mineral Resources at a grade of 3.34 g/t and 3,158 kt Indicated Mineral Resources at a grade of 3.39 g/t is included in the LoM plan. A LoM of 7 years is envisaged for the Blanket Mine.

The content delivered to the plant from the Blanket Mine is illustrated in Figure 72.

Figure 72: Blanket Mine Content Delivered to the Plant

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The LoM plan includes a total of 183 koz and 345 koz of gold from the Measured and Indicated Mineral Resource Classifications, respectively.

The monthly ore tonne production is illustrated in Figure 73 and Figure 74.

Figure 73: Monthly Stope Ore Tonne Production

Figure 74: Monthly Development Ore Tonne Production

Development ore tonnes are produced from on reef development including leader drives, raises, strike drives, drawpoint raises and drawpoint cones.

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IV.	Mining Unit Dimensions

The planned dimensions for development are detailed in Table 41.

Table 41: Development Dimensions

Description	Width	Height
	m	m
Decline	4.0	3.0
Cubby	4.0	3.0
Haulage	3.0	3.0
Raise	1.5	1.5
Lead Drives	4.0	3.0
Drawpoint Crosscut	3	3
Strike Drive	1.6	1.8
Drawpoint Raise	1.5	1.5
Access Crosscut	4.0	3.0
Exploration Crosscuts	2.0	2.0
Drawpoints	3.0	3.0
Shaft Development	4.0	3.0
Ventilation Raise	1.5	1.5
Crosscut	3.0	3.0

The mine design criteria for the Blanket Mine is detailed in Table 42.

Table 42: Mine Design Criteria for Blanket Mine

	Unit	Unit
Level Parameters
Main Level Spacing	m	120
Sub-level Spacing (Middling)	m	15
Drawpoint Crosscut Spacing	m	15
Diamond Drilling Crosscut Spacing (Along extraction haulage)	m	7.5
Extraction Haulage Spacing from Orebody	m	15
Development Lead Angle	Degrees	45
Production Lead Angle	Degrees	72
Pillars
Sill Pillar Thickness	m	30
Sill Pillar Spacing	m	90

The Blanket Mine design is illustrated in Figure 75.

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Figure 75: Blanket Mine Design

Blanket Mine Design	January 2020

V.	Mineral Reserve Conversion Factors

Mineral Reserve conversion factors are applied to convert the Mineral Resources to Mineral Reserves. The applied Mineral Reserve conversion factors are detailed in this section.

Geological Losses

Geological loss is applied to account for geological uncertainty associated with different Mineral Resource categories. The mine plan includes Inferred Mineral Resources, Indicated Mineral Resources and Measured Mineral Resources. Geological losses of 0% was applied to Measured Mineral Resources, 5% to Indicated and Inferred Mineral Resources and 15% to Exploration Target Mineral Resources.

Pillar Loss

Pillar loss is applied to the different orebodies as a percentage factor of material that is left in situ as pillars for support purposes. The pillar losses applied to the Blanket Mine were calculated from the specific pillar sizes as required for support purposes suited to the mining method.

The Blanket Mine sill pillar design is illustrated in Figure 76.

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Figure 76: Blanket Mine Sill Pillar Design

Blanket Mine Sill Pillar Design	January 2020

The pillar loss calculation is detailed in Table 43.

Table 43: Blanket Mine Pillar Loss Calculation

Parameter	Unit	Values
Stope Height (Lift)	m	120	120	120	120
Stope Width (Variable)	m	30	20	10	5
Stope Area	m²	3600	2400	1200	600
Crown Pillar Thickness	m	15	15	15	15
Crown Pillar Width	m	30	20	10	5
Crown Pillar Area	m²	450	300	150	75
Drawpoint Area	m²	9	9	9	9
Raise Area	m²	18	18	18	18
Drawpoint and Raise Spacing	m	15	15	15	15
Number of Drawpoints and Raises	Nr	2	1.33	0.67	0.33
Drawpoint and Raise Area	m²	66	44	22	11
Sill Pillar Thickness	m	15	15	15	15
Sill Pillar Width	m	30	20	10	5
Sill Pillar Area	m²	384	256	128	64
Total Pillar Area	m²	834	556	278	139
Pillar Loss	%	23.2%	23.2%	23.2%	23.2%

The pillar loss calculation is supported by the 80% extraction rate which has previously been applied by Blanket Mine which accounts for material that is left in situ as pillars.

Pillar Extraction

A pillar extraction of 50% has been applied to account for pillars which will be extracted on retreat when a block has been mined out. The pillar extraction accounts for the extraction of sill pillars (including pillars between drawpoints) which will be extracted.

A detailed rock engineering recommendation is required to determine which pillars are eligible for partial or total extraction.

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Ore Losses

Ore losses occur when mined material containing grade, is mixed with waste material, and can be attributed to several different causes. Different ore losses have been applied to account for ore to waste losses during mining of the various orebodies. It was assumed that the entire thickness of the reef is taken out, with negligible ore lost to waste.

Dilution

Dilution is defined as a percentage value representing a certain amount of waste material that is mixed with the ore during the mining process. This results in increased ore tonnages, but due to waste material containing no or very little grade, the overall grade delivered to the plant is decreased.

The thickness of the orebodies mined at the Blanket Mine vary significantly and are in some instances very irregularly shaped. The Blanket Mine applies an accepted dilution of 8%, derived from actual production figures.

Dilution of 15 cm in the hanging wall and footwall was applied to orebodies which are mined using the conventional underhand mining method and dilution of 30 cm was applied to orebodies which are mined using long-hole stoping. It has been assumed that drilling with shorter drill steels in conventional mining results in less overbreak than drilling with long drill steels used in long-hole stoping.

The average dilution calculation is detailed in Table 44.

Table 44: Blanket Mine Average Dilution Calculation

Orebody	Mining Method	Average Orebody Thickness	HW and FW Dilution	Dilution
		cm	cm	%
Blanket 1	Underhand	300	30	10.00
Blanket 2FW	Underhand	270	30	11.11
Blanket 2HW	Underhand	350	30	8.57
Blanket 3	Underhand	380	30	7.89
Blanket 4	Underhand	700	30	4.29
Blanket 6FW	Underhand	1050	30	2.86
Blanket 6HW	Underhand	820	30	3.66
ARS	Long-hole	1500	60	4.00
ARS EXTENSION	Long-hole	450	60	13.33
ARM	Long-hole	1200	60	5.00
Lima	Underhand	200	30	15.00
Eroica	Underhand	500	30	6.00
Average Dilution				8.00

Mine Call Factor

MCF is the ratio, expressed as a percentage, which the specific product accounted for in recovery plus residues bears to the corresponding product called for by, the Mine's measuring methods. The MCF was calculated from historic and current figures.

The MCF calculation from 2015 to 2020 is detailed in Table 45.

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Table 45: Blanket Mine - Mine Call Factor Calculation 2015 to 2020

Year	Milled Tonnes	Gold Recovered	Gold in Tails	Gold Accounted For	Total Mined Tonnes	Mined Grade	Gold Called For	MCF
	t	oz	oz	oz	t	g/t	oz	%
2015	440,057	42,804	3,243	46,047	440,057	3.22	42,574	108%
2016	510,662	50,351	3,794	54,145	510,662	3.28	50,903	106%
2017	547,060	56,133	3,941	60,074	547,060	3.42	56,826	106%
2018	560,913	54,512	4,166	58,678	545,267	3.26	56,626	104%
2019	556,746	55,182	3,902	59,084	556,440	3.31	57,248	103%
2020	398,854	38,042	2,552	40,594	381,559	3.22	39,501	103%

Notes:

1.	Figures for 2020 are as at 31 August 2020.

A MCF of 100% has been used for the Blanket Mine, derived from the actual MCF calculations from 2015 to 2020.

Item	16 (c) – Requirements for Stripping, Underground Development and Backfilling

I.	Underground Development

The existing development forms part of the mine plan to provide access to the underground workings and the targeted mining areas.

Additional development is required for opening up sufficient ground and to provide access to the mining areas below 750 m Level. Different development requirements exist for the orebodies included in this study.

The naming convention used in the development designs are detailed in Table 46.

Table 46: Development Designs Naming Convention

Design Naming Convention	Definition
EXC	Exploration Crosscut. Refers to crosscuts that are developed along declines and haulages from which exploration drilling is typically done.
DWR	Drawpoint Raise. Refers to the raises developed from the lower main level to the first sub-level as a starting point for coning.
ACC	Access Crosscut. Refers to the access crosscuts which offramp from the declines to the main haulages and extraction haulages.
DEC	Decline. Refers to the development of the declines to provide access to the different areas in the Blanket Mine.
DWX	Drawpoint Crosscut. Provides access from the extraction haulage or main haulage to the drawpoint.
HLG	Haulage. Refers to horizontal off-reef development along the strike of the orebody. Also called the tramming haulage.
DRS	Strike Drive. Refers to horizontal on-reef development along the strike of the orebody.
RSE	Raise. Refers to raises in the design that are developed between levels for ventilation and access purposes. The raises also serve as a starting point for stoping.
VRS	Ventilation raises. Refers to the raises that are developed between levels for ventilation purposes.
DRL	Lead Drive. Refers to the main level drive that are developed first and leads the sub-level development.
SHF	Shaft Development. Refers to 30 Level and 34 Level capital development.
CUB	Cubby. Refers to cubbies along the declines which are typically used as laybys.
DWC	Drawpoint Cone. Refers to the cone that is established for each drawpoint.
XCT	Crosscut. Refers to the connection between lead drives and haulages.

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The Blanket Mine will focus on increased development throughout 2021, focusing on key development ends to open up ground below 750 m Level. The planned capital development consists of:

•	Eroica decline 3 from 750 m Level to 990 m Level with an intermediate level on 810 m Level which is halfway between 750 m Level and 870 m Level;
•	ARM decline 2 from 750 m Level to 870 m Level, planned to commence in 2022;
•	ARS decline 4 from 870 m Level to 930 m Level to serve the Blanket orebody;
•	ARS decline 5 from 885 m Level to 930 m Level;
•	Blanket decline 6 from 930 m Level to 990 m Level;
•	930 ARS extraction haulage to serve as an intermediate production level for the ARS 990 and Blanket 990 blocks.

The planned capital development is in line with the No. 4 Shaft and Central Shaft capacity constraints. The Blanket Mine development design is illustrated Figure 77.

Figure 77: Blanket Mine Development Design

Blanket Mine Development Design	January 2020

Central Shaft development has been split into infrastructure development and 30 Level and 34 Level capital development. Infrastructure development consists of the Western and Eastern Drive haulages, station tips and crosscuts, workshops, laydown areas and load level development.

The capital development consists of the 30 Level and 34 Level North and South haulages, re-muck bays, tipping bays, cubbies and exploration crosscuts. The development profile for the Blanket Mine is illustrated in Figure 78.

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Figure 78: Blanket Mine Development Profile

Development meters are high in the first two years of the LoM plan with the focus on opening up Mineral Resources below 870 m Level and to establish the intermediate production levels on 810 m Level to serve the Eroica orebody and on 930 m Level to serve the ARS and Blanket orebodies.

II.	Backfilling

The Blanket Mine currently does not have any requirements for backfilling within any of the mining areas. If future depth extensions are planned, it may require an investigation into backfill requirements.

Item	16 (d) – Required Mining Fleet and Machinery

The underground mining fleet consists of rail-bound and trackless equipment. Mining below 750 m Level is planned to be mainly mechanised mining. Production and development drilling is done by using a combination of Seco 25 jackhammers in conventional underhand mining areas while Seco 36 drifters are used in long-hole stoping areas.

The underground rail-bound and trackless fleet is detailed in Table 47.

Table 47: Blanket Mine Current Mining Fleet

Rail-bound Fleet	Quantity	Trackless Fleet	Quantity
Air loaders	17	Dump trucks	7
Battery operated locomotives	21	LHDs	12
Cars (Material & Hoppers)	122	Bobcat	1
		Utility vehicles	1
		Rock breakers	1 installed, 2 to be installed

A revision of the current mining fleet is required to determine the equipment requirements for the planned future increase in mechanised sections.

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Item	17 - Recovery Methods

Item	17 (a) - Flow Sheets and Process Recovery Methods

The Blanket gold plant consists of a conventional crushing, milling, CIL, batch elution and smelting configuration current running at 55 ktpm. The crushing and milling circuits are designed to process RoM. However, the CIL and downstream circuits were designed to treat tailings dam material at a rate of about 110 ktpm (or 3,800 tpd). The CIL is currently used exclusively for treatment of RoM at a rate of up to 55 ktpm. A process flow diagram is depicted in Figure 79 and Figure 80.

The plant consists of the following circuits:-

•	Primary crushing - jaw crushing
•	Secondary crushing - cone crushing in closed circuit with a screen
•	Primary Milling - rod mills in open circuit
•	Regrind - ball mill in closed circuit with cyclones
•	Gravity Concentration – Knelson concentrators and Gemini table
•	Intensive leach for gravity concentrate
•	Thickening - Dewatering cyclones
•	Leaching - Carbon in Leach (CIL)
•	Elution and electrowinning – Combined in batch mode
•	Casting - smelt house
•	Carbon regeneration - Re-activation kiln
•	Reagent make-up and dosing circuits
•	Water recycling and storage

Figure 79: Crushing and Milling Process Flow Diagram

Crushing and Milling Process Flow Diagram	January 2020

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Figure 80: CIL and Elution Process Flow Diagram

CIL and Elution Process Flow Diagram	January 2020

Table 48 summarises historic production data and operating costs between September 2019 and May 2020.

Table 48: Historic Production from September 2019 to May 2020

Item	Source	Unit	Yearly Average	Sep-19	Oct-19	Nov-19	Dec-19	Jan-20	Feb-20	Mar-20	Apr-20	May-20
Milled tonnes	Blanket	t/month	48,814	46,750	52,465	47,861	55,064	43,774	46,311	50,836	45,187	51,106
Head	Blanket	g/t	3.27	3.22	3.56	3.48	3.45	3.37	3.41	3.38	3.15	3.26
Head	Calculated	kg	160	150	187	167	190	148	158	172	142	167
Gravity Recovery	Blanket	%	54.2	61.3	50.7	53.6	56.0	53.3	51.6	54.0	53.2	52.5
CIL Recovery	Blanket	%	84.5	83.6	85.2	84.8	84.7	85.3	85.0	85.5	87.0	85.8
Overall Recovery	Blanket	%	93.6	93.9	93.5	93.9	93.9	93.9	93.5	93.9	94.5	93.6
Production	Calculated	kg	149	141	175	156	179	139	148	161	135	156
Residue	Calculated	g/t	0.21	0.20	0.23	0.21	0.21	0.21	0.22	0.21	0.17	0.21
Residue	Calculated	kg	10	9	12	10	12	9	10	11	8	11

Source: Blanket Mine

The milled tonnes varied between 44 ktpm and 55 ktpm for the past 12 months with an average of 49 ktpm (Figure 81). The overall recoveries varied between 92.4% and 94.5% with an average of 93.6% (Figure 82). The gravity gold recovery varies between 50% and 61% with an average of 54%. The CIL circuit gold recovery is also very steady with an average of 84.5%. It is worth noting that the use of oxygen improved CIL recovery from an average of 82.6% to 85.4% for the period June 2019 to May 2020. This has led to an increased overall recovery to 93.8% in the year 2020. The plant is expected to achieve a similar recovery in future when treating current Blanket RoM material. RoM material from other sources may be more refractory and will have to be tested before being treated in the Blanket plant.

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Figure 81: Historic Milled Tonnes and Head Grade from June 2019 to May 2020

Source: Blanket Mine

Figure 82: Historic Recoveries and Gold Production from June 2019 to May 2020

Source: Blanket Mine

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There is a fully equipped assay laboratory which is located 200 m from plant offices. The mine laboratory was inspected by Mr Dario Clemente and even though the mine laboratory is not accredited, it does have the necessary equipment required to prepare and analyse mine and plant samples. The sample preparation areas are demarcated for low grade and high-grade areas, especially where cross-contamination is a risk.

Good housekeeping standards are applied in the sample crushing and preparation and fire assay areas. As part of its external verification process the mine laboratory sends samples away to Duration, Met Solution and Performance Laboratories (accredited according to the mine personnel), to test their precision and accuracy. Minxcon was supplied with figures for January, April, July and August 2014 which (apart from April) had a good correlation coefficient. In addition, the laboratory makes use of standard reference material which it sources from Geostats in Australia or AMIS from South Africa. Graphs, which show a good correlation, were supplied to Minxcon. The laboratory does not have an electronic tracking system. The implementation of a Laboratory Information Management system (“LIMS”) will reduce human error.

The current TSF will support deposition until 2023, after which a new TSF must be commissioned. An Engineer of Records will be appointed to confirm this estimate as per latest Global Industry Standards of TSF Management. The new TSF will be designed by another TSF specialist and the current estimate for design work and construction is USD0.2 million and USD2.6 million, respectively.

Item	17 (b) – Plant Design, Equipment Characteristics and Specifications

This section details the process flow. Refer to in Figure 79 and Figure 80 for the process flow schematic diagram.

The plant was designed and constructed by Kinross Mining Company to treat RoM ore from the Blanket mine. The ore is fed over 14" x 24" jaw crushers to reduce the top size from -300 mm to less than 80 mm. The ore from No. 4 Shaft is crushed to -135 mm underground. Tramp iron magnets (located ahead of the crushers) remove scrap iron before it enters the cone crushers. The crushed ore is stored on a 900 t open stockpile from where material is fed to the cone crushers (Figure 83 and Figure 84).

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Figure 83: Cone Crusher Building

The cone crushers were upgraded recently and replaced with two 38" hydraulically adjusted Nordberg crushers (Figure 84). The crushers can operate independently and feed Osborn vibrating screens. The screened product which is smaller than 10 mm is delivered to the mill feed bin. The equipment quality is good and good maintenance is applied (an observation made during the site visit).

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Figure 84: Cone Crushers

There are three 6.5 ft. x 12 ft. rod mills which operate in parallel. Each feed belt has a mill feed mass meter which is used to control and measure the mill feed rate. The foundations of the previous mills were in the process of being demolished which leaves adequate space for future expansion. The rod mill feed bin live capacity is small which, in turn, requires that the crushers operate on a three-shift cycle to ensure that the rod mills have adequate feed for continuous operation.

The regrind duty is performed by BM6 (12 ft x 16 ft) and BM3 (6.5 ft x 12 ft) which are operated in parallel and closed circuit. BM3 was originally configured for primary duty in parallel with the primary mills (BM4, BM7 and BM8) but was reconfigured for as a regrind mill early in 2019. Another 12 ft x 16 ft mill has been installed and will be commissioned in April 2021.

Figure 85: Rod Mills

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Approximately 50% to 60% of the gold production is recovered as gravity gold. Knelson Gravity Concentrators are fed from the primary mills and their concentrate is stored and processed further on a Gemini shaking table every 24 hours with the tailings recycled back into the circuit. Gemini table concentrates are taken for direct smelting whilst the tailings are sent to an Intensive Leach (“IL”) circuit. The tails from the IL are sent back to milling.

The tails of the Knelson gravity concentrator are pumped to a cyclone cluster with the coarse product (U/F) going for regrind and the fine product (O/F) sent to the Carbon in Leach (CIL) plant. The CIL consists of one pre-aeration tank and seven leach tanks where alkaline-cyanide leaching and simultaneous absorption of dissolved gold onto granular activated carbon takes place (Figure 86).

Figure 86: CIL Circuit

Oxygen generated from a Pressure Swing Absorption (“PSA”) oxygen plant is added into the first CIL tank; liquid oxygen is also available in the event of the oxygen plant being out of circuit for maintenance or breakdowns. There is a TAC 1000 cyanide online analyser which measures and controls cyanide addition. This process control system, in conjunction with oxygen injection, has reduced cyanide consumption.

Elution of the gold from the loaded carbon and subsequent electro-winning is done on site. There are two 2.5 tonne elution columns which operate in parallel. The design of the columns is unique in that the elution and the electro-winning processes take place in the same pressurised vessel. The advantage of this is that there is no circulation of solution outside the vessel which requires heat exchangers for heating and cooling. The overall effect is that the system is very energy efficient and cost effective.

During electrowinning (Figure 87) the gold is deposited on steel wool cathodes within the elution column, and the loaded cathodes are removed on a planned cycle and acid-digested. The resultant gold solids from acid digestion and the re-dressed gold concentrate from Knelson Concentrators are smelted into bars. The granular activated carbon is regenerated in a kiln before it is recirculated back to the CIL section. Loaded carbon is not acid treated to reduce reagent costs. Carbon reactivation has remained acceptable although the acid treatment can be re-introduced if required. The gold bullion, in the form of doré bars, is delivered, as required by Zimbabwean gold-mining law, to the Government-operated Fidelity Printers and Refiners for sampling and refining.

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Figure 87: Elution and Electrowinning Vessels

Power is supplied from the national grid, but a fully-automated diesel driven power plant is available when power trips occur. The diesel power generation sets have a capacity of 10 Megawatts and can service both the mine and the plant when required.

The plant tailings from CIL are reduced in cyanide content and deposited on two licensed tailing impoundment areas located close to the plant. The maximum amount of tailings water is pumped back to the metallurgical plant for re-use. Daily management and operation of the tailing deposition area is contracted out to the Zimbabwean subsidiary of Fraser Alexander.

Item	17 (c) – Energy, Water and Process Materials Requirements

I.	Labour Requirements

Table 49 summarises the current labour complement for the Blanket Gold Plant.

Table 49: Plant Labour Complement

Section	Position	Number
Plant Senior Staff	Mill Superintendent	1
	Asst. Mill Superintendent	1
Plant Staff	Plant Metallurgist	1
	Plant Foreman	1
	Metallurgical Technician	1
	Plant Operators	3
	Mill Clerk	1
	Elution Supervisor	1
	Senior Smelting Assistant	1
	Senior Lab. Assistant	1
Primary Crusher	Senior Crusher Attendants	2
	Crusher Attendants	13
Secondary Crusher	Senior Crusher Attendants	1
	Crusher Attendants	5
	Crusher Attendants	1
	Gravity &Smelting Assistants	3
Milling	Mill Attendants	4
	Mill Attendants	10

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Section	Position	Number
Elution	Senior Elution Assistant	1
	Elution Assistants	2
	Elution Attendants	3
Tailings	Supervisor	1
	Slimes Dam Attendants	3
	Pump Attendants	3
CIL	CIL Attendants	4
	CIL Attendants	6
	CIL Attendants	1
Water	Water Works Attendant	1
	Water Works Attendant	2
	Water Works Attendant	1
Metallurgical Lab and Sample preparation	Laboratory Assistants	2
	Laboratory Assistants	4
Wet Assay	Supervisor	1
	Lab Assistants	1
Sub Total		87
Engineering	Mechanical Engineer	1
	Foreman	1
	Fitter	5
	B/Maker	4
	Plumber	1
	Rubber Liner	1
	Assistant Fitter	5
	B/maker Assistant	4
	Lubricator	1
	R/Liner Assistant	1
	Plumber’s Assistant	1
	Electrician	1
	Assistant Electricians	1
Sub Total		27
Total		114

Source: Blanket Mine

The Electrical Engineer is not included in the above table as he is shared between the plant and the mine. All the plant employees are adequately trained and from observation around the plant, as well as the condition of equipment, it is clear that management is of a high standard. The higher labour complement is in part due to the manual control nature of the plant.

The laboratory personnel account for an additional ten people. The laboratory is used for plant analysis as well as management of mine and exploration samples. The plant does not have a central process control system, but there are local controls in the important areas such as mill feed control cyanide addition and level controls in relevant areas.

II.	Reagents and Consumables

The reagent and consumable consumptions are shown in Table 50. The forecasted consumptions are not expected to change significantly.

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Table 50: Reagent and Consumable Consumptions

Item	Unit	Average Past Year
Grinding Media and CIL Reagents
Rods	kg/t	0.68
Balls- 40 mm	kg/t	0.89
Total Steel Media	kg/t	1.57
Lime	kg/t	1.68
Carbon	kg/t	0.07
Sodium Cyanide	kg/t	0.85
PSA Oxygen	kg/t	3.42
Elution Consumables
Steel Wool	kg/t C	0.244
Caustic Soda	kg/t C	42.91

Source: Blanket Mine

Some of the higher consumptions of reagents was due to the high retention times of approximately 72 hours in the CIL circuit. This mainly affects carbon consumption due to the long exposure to agitation and abrasion in the CIL tanks, as well as cyanide consumption.

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Item	18 – Project Infrastructure

Item	18 (a) - Mine Layout and Operations

The Blanket Mine consists of a series of small shafts providing access to the underground workings of the various orebodies that are being mined.

I.	Jethro Shaft

The shaft has dimensions of 3 m x 2 m and is mainly utilised for the transport of men and material from surface to 7 and 9 Level. The shaft is equipped with a single drum winder with a 19 mm rope and capacity of 10 men.

II.	5 Winze (Sub-Shaft)

5 Winze has dimensions of 3 m x 2 m and is a sub-shaft and is mainly used to transport men and materials between 9 Level and 22 Level. This shaft is similarly to Jethro shaft equipped with a single drum winder with a 19 mm rope and a capacity of 10 men.

III.	6 Winze (Sub-Shaft)

6 Winze has dimensions of 3 m x 2 m and is a sub-shaft used mainly for the hoisting of ore from 26 Level to 22 Level from where ore is transported to No. 4 Shaft for hoisting to surface. This shaft is equipped with a 112 kW single drum winder with a 22 mm rope and a capacity of 3 t skip or 500 tpd. At the bottom of 6 Winze shaft is a 12 kW spillage winder equipped with a 13 mm diameter winding rope.

IV.	Blanket Shaft (No. 4 Shaft)

No. 4 Shaft was historically the main production shaft of Blanket Mine. No. 4 Shaft has dimensions of 4 m x 2 m with two compartments. This shaft is mainly used for the hoisting of ore and waste rock from 22 Level to surface. The shaft is equipped with a 560 kW thyristor driven double drum winder with a 34 mm rope and capacity of 6 t per skip or 3,000 tpd. No. 4 Shaft Headgear and Winder Room are shown in Figure 88.

Figure 88: No. 4 Shaft Headgear and Winder Room

The current access infrastructure is detailed in Figure 89.

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Figure 89: Current Shaft Infrastructure – Blanket Mine

BLANKET MINE SECTION SHOWING MAIN SHAFTS

Lima
Eroica
Sheet
Central Shaft
Feudal
4 Shaft
No 3 Shaft
Jethro
AR Main
AR South
11
16
10
14
17
8
3
4
1
2
5
12
9
7
13
15
6
140ml
230ml
510ml
630ml
750ml
870ml
990ml
1110ml
1230ml
7 Level
9 Level
14 Level
18 Level
22 Level
26 Level
30Level
34 Level
38 Level

Legend:

1 – Jethro Shaft	6 – No 6 Shaft	11 – Lima	16 – Eroica Raise Bore
2 – Jethro Winze	7 – No 1 Orebody Shaft	12 – Eroica Winze	17 – Feudal
3 – No 2 Main Incline	8 – BF Raise Bore	13 – Eroica Shaft	
4 – No 4 Shaft	9 – AR	14 – Central Shaft (CMS)	
5 – No 5 Winze	10 – Sheet	15 – AR Main Vent Raise	

Minxcon

Current Shaft Infrastructure – Blanket Mine

January 2020

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A number of expansion projects have either been completed or are planned for the Blanket mining operations in order to increase production. The majority of the expansion projects will consist of the Below 750 m Level (22 Level) expansion projects.

The first project includes the sinking and construction of the new CMS in-between the AR Main and AR South / Blanket orebodies from surface to below 1,203 m Level (just above 38 Level) and its associated infrastructure. Sinking and equipping of the shaft has been completed with the development of the associated orepass system and loading station development currently in progress.

Further projects include the development of various decline shaft infrastructure targeting specific mining areas in order to increase production. The planned shaft infrastructure development declines planned are listed in Table 51.

Table 51: Planned Shaft Infrastructure Development

Description	Target Area	From (Level / Area)	To (Level / Area)
Decline 2	AR Main	750 mL / ARM	Below 870 mL / ARM
Decline 3	Eroica	750 mL / Eroica	990 mL / Eroica
Decline 4	AR South / Blanket	870 mL / ARS(Blanket)	930 mL / ARS(Blanket)
Decline 5	AR South / Blanket	885 mL / ARS(BL Blanket)	930 mL / ARS(Blanket)
Decline 6	AR South / Blanket	930 mL / ARS(Blanket)	990 ml / ARS(Blanket)

Item	18 (b) – Infrastructure

I.	Surface Infrastructure

Surface infrastructure comprises mine offices, change houses, mine headgears, workshops, store rooms, a processing plant, hospital, tailings facility and an assay laboratory.

Production shafts on surface consist of the No. 4 Shaft and the Jethro Shaft. Sub-shaft infrastructure in the form of the No 5 Winze connects Jethro to the underground workings. Other shafts and raise bore holes on surface, primarily used for ventilation purposes, include Lima, Eroica and Sheet. A total of 11 hoists are installed at the mine, three of which are used for ore handling (No. 2 incline shaft, the sub-vertical shaft and 6 Winze shaft). The surface infrastructure at the Blanket Mine is illustrated in Figure 90.

The existing infrastructure at the Blanket mine will be utilised in parallel with new infrastructure which is specifically aimed at targeting the Below 750 m Level mining areas. The extensions entail the sinking of the new CMS (currently completed with the exception of the loading station and orepass system) from surface down to 1,203 m Level (just above 38 Level). 6 Winze sub-shaft located close to 5 Winze sub-shaft is used to access the Blanket complex below 750 m Level and will provide secondary access to the new CMS.

The new CMS is not lined and has a four-compartment, 6 m diameter layout, equipped with a 2 x 3,642 kW double-drum winders one rock and the other men and material. Once fully equipped and commissioned, this shaft will be used as the main route for the transport of men, material and rock.

On surface, a 900 mm wide, 50 m long overland waste conveyor will transport waste rock to a rock dump. Additional supporting surface infrastructure will include shaft offices, change rooms, lamp rooms, etc. New housing for both senior and junior staff is also planned in anticipation of the increased production profile.

A TSF is also located in close proximity to the Project Area. The labour force and their families reside within a kilometre of the mine in accommodation provided by the Mine.

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Figure 90: Surface Infrastructure Arrangement

The planned surface infrastructure layout and general arrangement of the CMS is illustrated in Figure 91.

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Figure 91: Surface Infrastructure Arrangement – Central Main Shaft

CMS Surface General Arrangement

Diesel Supply Tanks
Sub-station
Generator sets
Temp Offices
Switchgear house
Gen set house
Income Sub-Station
Winder House
Compressor House
Yard and Workshops
Central shaft and Headgear
Ore and waste bins
Explosive magazine

CMS Winder and Shaft Layout

Winder House Building
4,2m diameter
Double Drum Winder
c/w 2 x 1650 Kw AC Motors
Rope diameter 43mm
Skip 10 ton payload
Man Conveyance 23 person / deck
Shaft Collar
Sinking
Headgear Plinths
Scotch's Derrick
Winder Foundations
110Kw V.S.D. Single Drum
Winder
c/w 15.5m long boom
Dymot Winch
Stage Winder Plinths

Surface Infrastructure Arrangement — Central Main Shaft

January 2020

The 5 Winze currently extends from 140 m Level down to the 750 m Level, while 6 Winze currently extends down to 870 m Level. Men and materials are hoisted via the Jethro vertical shaft, 5 Winze and 6 Winze to the new underground mining areas in the interim until the CMS is fully commissioned.

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Development waste and ore are hoisted with two 6 t at No. 4 Shaft and two 10 t auto discharging rock skips through the CMS after it is commissioned. The loading level at CMS will be equipped with a loading station as well as ore bins. The loading arrangement will be equipped with automated loading flasks and spillage bins similar to the current arrangement at 765 m Level at No. 4 Shaft. The CMS arrangement complete with shaft stations, loading stations and pump stations below 22 Level, is illustrated in Figure 92.

Figure 92: Central Main Shaft Arrangement Below 22 Level

The CMS loading station (currently being developed) will include three silos, 1 x waste and 2 x reef with bulkheads on Load and Pump level feeding into the loading bin utilising a 1,200 mm conveyor belt. The loading and pump level layout is only for illustrative purposes and not to convey any technical information, illustrated in Figure 93.

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Figure 93: CMS Load and Pump Level Layout

CMS is equipped with 2 x 3,642 kW double drum winders the on a rock winder with two 10 t skips attached to 44 mm diameter rope. The other a men/material winder with a double deck cage and 44 mm diameter rope. The cage has a capacity of 40 persons per deck. The shaft layout is, only for illustrative purposes and not to convey any technical information, illustrated in Figure 94.

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Figure 94: CMS Layout Complete with Conveyances and Service Infrastructure

II.	Underground Mining Fleet

Underground tramming is done by the aid of compressed air operated loaders, granby cars, hoppers and battery-operated locomotives, which tip the ore or waste into grizzlies which lead to ore or waste passes.

Developments ends and draw point lashing is done by LM56/57 air loaders which load onto different sizes of hoppers and granby cars. In main levels loading is done from steel boxes into granby cars.

In addition to this infrastructure, bin chutes and conveyors fed by vibrating feeders have been allowed for on 765 m Level to assist in the transport of reef and waste from the bins to the shaft for hoisting. The UG fleet is listed in Table 52.

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Table 52: Underground Rail-bound Fleet

Section	Locomotive Number	Locomotive Size	Number of cars	Car Size	No Of Batteries	Air Loaders

ARM 870 Decline 2	10	6t	7	3t	2
Total	1		7		2	0
Eroica 750	2	6t	9	3t	2	1
	11	6t	9	3t	2	1
	22	6t	9	3t	2	1
			2	3t		1
Total	3		29		6	4
750 Blanket (6 #)	7	6t	6	3t	2	0
Total	1		6		2	0
BQR 750	3	6t	6	3t	2	1
						1
						1
Total	1		6		2	3
ARS Decline 1	4	6t	8	3t	2
	8	6t	8	3t	2
ARS 750	13	2.5t	3	3t	1	1
Total	3		19		5	1
870 2OB	1	6t	6	3t	2	1
	20	6t	6	3t	2	1
	16	2.5t			1	1
Total	3		12		5	3
ARM 630	5	6t	9	3t	2	1
	8	6t	9	3t	2	1
	9	6t	8	3t	2	1
						1
						1
Total	3		26		6	5
1 OB	6	6t	1		0	1
Total	1		1		0	1
Eroica 230	5	2.5t	1	2t	2
	14	2.5t	2	2t	1
	17	2.5t	3	2t	1
Total	3		6		4	0
Lima 510	19	6t	8	3t	2
	21	6t	2	3t	2
Total	2		10		4	0
Grand Total	21		122		36	17

The current fleet utilised at the operational sections of Blanket Mine will be utilised once the expansion projects of CMS is completed with some additional quantities to allow for the planned increase in production. In addition to the rail bound fleet of the Blanket Mine selected areas of CMS will be mined with trackless machinery. These areas mainly consist of development ends that are drilled and blasted conventionally but loaded and trammed with trackless equipment. The rail-bound fleet is listed in Table 52 and the trackless fleet in Table 53.

Table 53: CMS Underground Trackless Fleet

Machine Type & Description	Quantity
Fermel MK 3 Liberator Articulated Dump Truck (14T)	10
Boart Longyear (Aardvark) Low Profile LHD	17
Bobcat	1
Utility Vehicle	1
Rock Breakers	1

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III.	Mining Section

Underground drilling is conducted with Seco 23, Seco 25, Seco 215 rock drills and Seco 36 (Konkola) drifters. The rock drills are used mainly for development and the drifters for production, i.e. long-hole drilling. The drilling equipment is listed in Table 54.

Table 54: Mining Section Drilling Machines

Machine Type & Description	Quantity
Seco 23/Seco 25 /215 Rock Drills	77
CH 123 drifters	2
Seco 36 (Konkola) drifters	12

Similar to the underground rail-bound fleet, the same mining equipment utilised at the operational sections of Blanket Mine will be utilised once the expansion projects of CMS have been completed with some additional quantities to allow for the planned increase in production.

IV.	Dewatering

Currently, underground water is pumped to surface from the 7 Level pump station at a rate of between 40 m³ and 60 m³ per hour. The pump station has a maximum pumping capacity of 150 m³ per hour to handle excessive water inflow (especially during the rainy seasons). Pumping is done in stages on five different levels, 7, 9, 14, 19 and 22 Levels. A submersible 2125 flyght pump is at the bottom of 6 Winze shaft, the deepest point on the mine, and pumps to 22 Level pump station. The pumps and dams throughout the section is listed in Table 55.

Table 55: Blanket Complex Pumping Information

Pump Station	Installed Pumps	Level Pumped to
(N° 4 shaft bottom)	2125 pump	22 Level
6 Winze bottom	2125 pump	22 Level
22 Level sump	1 x CEN 40/160	22 Level Dam
22 Level Dam	2 x MCH 6 stage stork	19 Level
19 Level	2 x MCH 8 stage stork	14 Level
14 Level	2 x MCH 10 stage stork	9 Level
9 Level	3 x CEN 50/250 single stage stork	7 Level
7 Level	1 x 3-stage Curo	Surface

The CMS main pump station located just below 34 Level (belt and pump level) will be equipped with a 5 m diameter high rate clarifier settler as well as a 7 m diameter vertical dam with a capacity of 1.5 Ml. Clear water will overflow from the settling arrangement into the clear water dam and the settler underflow will be pumped directly to surface with a positive displacement pump.

Item	18 (c) – Services

I.	Power Supply and Reticulation

ZESA supplies power to Blanket Mine from their main substation in Gwanda. The main supplies are the 33 kV and the 11 kV overhead lines. The 33 kV supply feeds Lima, Reclamation and the main substation at No. 4 Shaft, adjacent to the processing plant. The 11 kV supply feeds Jethro shaft, slimes dam, Smiler shaft and the village. The 11 kV is further transformed to 550 V supply at Jethro and Smiler and at Slimes dam. The ZESA power allocation to No. 4 Shaft, Jethro Shaft, 5 Winze and 6 Winze Complex is 10 MVA with a current nominal maximum demand (“NMD”) of 7.6 MVA.

The Blanket Mine has investigated and approved the option of employing a solar power plant to supplement existing power supply to the Blanket Mine. Commencement of the project is planned for March 2021. The solar plant will potentially add 12 MW of capacity to the Blanket Mine power supply.

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Blanket also has 4 x 2.5 MVA generators at No. 4 Shaft and with total installed capacity of 10 MVA. Additional standalone diesel generators with suitable switchgear, transformers, and controls were also installed at CMS to ensure that the mine can stay operational during power interruptions. This additional installation has a total installed capacity of 8 MVA and is illustrated in Figure 95. Total installed generator capacity at Blanket is 18 MVA

Figure 95: Diesel Genset Unit and Transformers

At the Blanket main substation, the 33 kV line terminates into 4 x 3 MVA 33 kV/2.2 kV transformers, of which only 3 are active. The 2.2 kV supply from one transformer feeds the main Blanket compressors and the underground reticulation feeder through an 800 A vacuum circuit breaker. The other 2.2 kV supply from the second transformer feeds the RoM section of the processing plant (on 2.2 kV and 550 V supply) through a 600 A vacuum circuit breaker.

The third transformer feeds the 2.2 kV No. 6 Ball Mill, CIL section and elution plant which operates on 400 V supply.

The main substation has a maximum demand of 6,000 kVA at a calculated power factor of 0.85. The acquisition and installation of a power factor correction unit to increase the power factor to the required 0.99 is currently underway.

All equipment underground, i.e. winders, pumps and fans operate on 550 V. The 2.2 kV underground feeder is therefore transformed at different levels so as to run the relevant equipment on those levels.

The 33 kV ZESA supply at Lima terminates into a 1 MVA 33 kV/550 V transformer which supplies mainly the Lima hoist, 2 x GA250 and 1 x GA160 screw compressors. A power factor correction unit has been installed in this substation.

The 33 kV supply at reclamation terminates into a 1 MVA 33 kV/400 V transformer, which feeds the raw water supply pumps for the Process Water Pond. No power factor correction unit has been installed in this section.

Power to the new shaft complex will be supplied via a 2.5 km 33 kV overland powerline leading to the shaft sub-station. Power will be distributed through 3 x 3 MVA 33 kV/ 6.6 kV/525 V transformers and its associated switchgear. For the underground environment 250 kVA 6.6 kV/550 V transformers will be used to drive larger components such as conveyors and larger portions of the production sections. 50 kVA 550 V/110 V transformers will be used to step power down from 550 V for lighting purposes.

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The expected NMD during Phase 1 of the Blanket Mine extension project is 5 MVA. Metering of the actual NMD is only 3.9 MVA. The NMD during phase 2 of the extension project will increase to 6.3 MVA while the current ZESA allocation to the total extension project is 5 MVA. This indicates that application might be required to an increase of the allocation for the CMS project by 1.3 MVA.

II.	Water Supply and Reticulation

ZIMWA holds all water rights in Zimbabwe and Blanket subsequently purchases process and domestic water from ZIMWA. Water for the mine, metallurgical plant and the mine village is obtained from the Blanket dam which is located 5 km east of the Mine. The Blanket Dam has a total capacity of 15 Mm³. In addition to this water source, the mine has equipped several boreholes to alleviate water shortages during the dry season and droughts.

An average of 80,000 m³ per month is pumped from the dam using 2 x 80/250 CEN stork pumps which are installed at the dam.

Two x 80/250 CEN stork pumps are also installed half way between the dam and the mine. One of the pumps supplies water to the domestic water tanks where the water treatment plant is installed and the other pumps to the processing plant. The domestic water is purified at the water treatment plant, pumped to storage tanks and then gravitated to all the houses on the mine.

Most of the processing plant water is recycled from the slimes dam. However, besides additional water from the Blanket dam, as stated above, five boreholes have been drilled to augment the processing plant supply.

Capital is allowed for new pumps, valves and pipelines to be used for the reticulation of water on surface. Service water will be transported through these pipelines separate from potable water. Water on surface will be used for fire suppression and will service the ablution facilities of the shaft offices and change houses. New 80/250 single stage stork pumps will service the dams and water will be pumped through a 250 mm Asbestos Cement (“AC”) pipeline system to the new shaft complex. The CMS will include a 7 ML dam on surface that will be the main storage facility for the complex.

III.	Ventilation

Ventilation at the Blanket Mine is largely natural with the No. 2 incline shaft, Jethro shaft, 5 Winze shaft and 6 Winze sub-vertical shaft down-casting. Shafts such as Lima, Sheet and Jethro Winze are used for up-casting ventilation. A single booster fan as well as several other fans are installed at development ends to aid ventilation.

Once mining operations expand to the below 750 m Level the operation will remain naturally ventilated with the assistance of a number of booster fans, specifically in development ends. Ventilation throughout the workings is deemed to be sufficient for the current and planned production rates.

IV.	Compressed Air

Underground drilling and lashing is aided by compressed air. This creates a significant compressed air demand and subsequently a total compressed air capacity of 30,100 cfm is installed on the mine.

Compressed air is fed underground at Blanket via an 8" pipeline with an additional 4" line feeding the plant. The air supply at Lima is fed underground via a 6" pipeline.

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In conjunction with CMS, a new compressor house, complete with a 15 t overhead gantry crane has been constructed on surface. This compressor houses two GA 250 and tow GA 160 compressor units capable of combined capacity of 5,000 cfm at a pressure of 7 bar. This additional compressed air supply will complement the existing compressed air infrastructure in order to sustain the increased tonnage profile and subsequent increase in drilling equipment. The compressors available at the Blanket No. 4 Shaft and CMS are listed in Table 56 and Table 57 respectively.

Table 56: Compressors at Blanket Mine

Item	Description	Voltage Rating	Rated Current	Avg Running Current	Power KW	CFM	CFM/KW
1	ER8 N0. 1	550	388	354	308	2,200	7.14
2	ER8 N0. 2	2,200	105	89	308	2,200	7.14
3	Sullair No.1	2,200	276	223	185	1,000	5.41
4	Sullair No.2	550	276	220	185	1,000	5.41
5	Sullair No.3	550	276	217	185	1,000	5.41
6	Centac No.1	2,200	328	318	1,100	6,900	6.27
7	Centac No.2	2,200	328	318	1,100	6,900	6.27
8	GA250 @ Lima	550	325	290	250	1,500	6.00
9	Demag @ Lima	550	213	185	160	900	5.63
8	GA250***	550	325	290	250	1,500	6.00
	Totals				4,031	25,100	6.23

Table 57: Compressors at Central Main Shaft

Item	Description	Voltage Rating	Rated Current	Ave Running Current	Power KW	CFM	CFM/KW
1	GA250	550	325	290	250	1,500	6
2	GA250	550	325	290	250	1,500	6
3	GA160	550	216	204	160	1,000	6.3
4	GA160	550	216	203	160	1,000	6.3
	Totals				820	5,000	24.5

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Item	19 – Market Studies and Contracts

Item	19 (a) – Market Studies and Commodity Market Assessment

The following sections provide an overview of the gold market. The QPs have reviewed these studies and analyses and are satisfied that the results support the assumptions in the Report.

I.	Gold Commodity Overview - 2020

The gold market comments have largely been extracted from the World Gold Council’s Gold Demand Trends report for the quarters 1, 2 and 3 2020 from investor information published into the public domain.

•	Gold demand fell by 10% year-on-year (“y-o-y”) in the first three quarters of 2020 compared to 2019 primarily due to a slump in consumer demand as the world continues to fight the COVID-19 pandemic.
•	Global central bank reserves grew by 247 t (-53% y-o-y), with Q3 seeing net sales for the first time since 2010.
•	Total gold supply declined by 5% to y-o-y in the first three quarters of 2020 to 3,394 t primarily attributed to COVID-19 restrictions hampering both mining and recycling production.
•	The gold price averaged USD1,770/oz in 2020, and in August 2020 broke the USD2,000/oz barrier for the first time. The gold price ended the year at USD1,883/oz. The elevated pricing was driven largely by global uncertainty and investors looking for safe-haven assets.
•	The average global All-In Sustaining Costs rose to approximately USD950/oz.

II.	World Gold Deposits and Reserves

According to the USGS minerals commodity database, there are almost 66,000 identified deposits in the world where gold features as the primary mineral. The geographical distribution of these is illustrated in Figure 96.

Figure 96: Global Distribution of Gold Deposits

From the image it can be seen that the majority of occurrences are concentrated in North America. The global minable gold reserves, however, are dominated by Australia, Russia and South Africa due to the higher grade deposits found in these regions, with averages generally well above the global average of 1.01 g/t. Africa continues to be home to some of the highest grade (and highest risk) projects in the world. The average grade differs significantly (33%) between producing and undeveloped deposits. This has important implications on future gold production, and at a gold price reaching low levels, many of these projects will simply not be economically feasible.

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Gold reserves are distributed globally as graphically portrayed in Figure 97, totalling 50 Bt (rounded) for some 1,555 Moz Au.

Figure 97: Country Listing of Gold Reserves as at End 2019

Data Source: US Geological Survey, Gold Data Sheet - Mineral Commodity Summaries 2020, January 2020

III.	Gold Supply and Demand Fundamentals

i.	Gold Supply

Total gold supply declined by 5% to y-o-y in the first three quarters of 2020 to 3,394 t - largely due to a decrease in mine production and recycling in response to COVID-19 restrictions.

Mine Production

According to the World Gold Council (2020), mine production dropped 5% in the first three quarters of 2020 to 2,477 t. This was due to many countries imposing COVID-19 lockdown restrictions that prevented mines from operating or restricted operations from ramping up to full production.

Table 58 shows the top 20 gold mining countries for the years 2018 to 2019. China the largest producer followed more significantly than in 2018 by Russia, whilst South Africa occupies the 8th position.

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Table 58: Top 20 Gold Mining Countries

Country	Mine Production (t)		Change %
	2018	2019	year-on-year
China	404.1	383.2	-5
Russia	295.4	329.5	12
Australia	317.0	325.1	3
United States	225.0	200.2	-11
Canada	188.9	182.9	-3
Peru	157.6	143.3	-9
Ghana	149.1	142.4	-4
South Africa	128.0	118.2	-8
Mexico	118.4	111.4	-6
Brazil	96.7	106.9	11
Uzbekistan	100.0	104.0	4
Indonesia	141.5	82.6	-42
Kazakhstan	68.4	76.8	12
Sudan	76.6	76.6	0
Papua New Guinea	68.9	72.9	6
Burkina Faso	62.0	62.0	0
Mali	61.3	61.2	0
Argentina	59.3	53.1	-10
Tanzania	47.8	48.0	0
Colombia	43.0	46.3	8
Rest of World	752.3	807.1	7
World Total	3,561	3,534	-1

Source: World Gold Council (2021)

Net Producer Hedging

The first three quarters of 2020 saw net de-hedging of 28 t (World Gold Council, 2020). With prices hitting record-levels in many currencies, miners accelerated deliveries and winding up of hedge books.

Recycling

Overall recycling was only slightly down year-on-year for the first three quarters of 2020 (World Gold Council, 2020). This is primarily due to lockdown restrictions in the first half of 2020. The third quarter saw a significant jump in recycling with prices reaching record levels and many lockdown restrictions relaxed.

ii.	Gold Demand

Gold demand fell by 10% y-o-y in the first three quarters of 2020 compared to 2019 primarily due to a slump in consumer demand as the world continues to fight the COVID-19 pandemic. The slump was largely offset by investment demand as investors sought safe-haven assets.

Investment

Gold exchange-traded products are traded on the major global stock exchanges including Zurich, Mumbai, London, Paris and New York and most funds are physically backed by vaulted gold. According to the World Gold Council (2020), total investment demand in the first three quarters of 2020 was up 61% y-o-y to 1,617 t.

ETF investment inflows drove the trend with inflows of 1,005 t in the first three quarters of 2020, a 166% increase y-o-y. Inflows were primarily fuelled by investors seeking safe haven assets as the economic impact of the COVID-19 pandemic started to materialize. Rate cuts and liquidity injections from governments and central banks also drove ETF inflows.

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Demand for coins and bars was almost flat, falling 2% y-o-y in the first three quarters of 2020. This is due to an increase in Western coin demand being offset by a decline in Eastern demand for coins and bars.

Technology

Application of gold in the technology sector remains relatively small. According to the World Gold Council (2020), the demand in the first three quarters of 2020 contracted 11% year-on-year to 217 t mainly due to high gold prices and global economic downturn.

Jewellery

According to the World Gold Council (2020), over 2019 the net jewellery demand contracted 41% y-o-y in the first three months of 2020 to 910 t. This mainly attributed to elevated gold prices and a lower disposable income throughout the world due to the impact of the COVID-19 pandemic.

Central Banks

Central banks adding 247 t to official gold reserves in the first three months of 2020, a decline of 53% y-o-y with Q3 seeing net sales for the first time since 2010. Sales were primarily from Uzbekistan and Turkey.

Gold is politically independent and bears no credit risk. Some central banks have been pursuing an overt policy of dedollarisation. In response to the pressure of financial sanctions from the West, the Bank of Russia has been actively dedollarising their reserves, purchasing some 274 t of gold in 2019 (slowed sharply in 2020), and also equally substantially decreasing the country’s holdings of US Treasuries. Gold is a safe haven as the international monetary system shifting towards multipolarity, thus will continue to be an important reserve asset for central banks.

The top 40 countries’ official gold holdings as at September 2020 are displayed in Table 59.

Table 59: Top 40 Reported Official Gold Holdings (as at September 2020)

Rank	Country	Tonnes	Rank	Country	Tonnes
1	United States	8,133	21	Spain	282
2	Germany	3,362	22	Austria	280
3	IMF	2,814	23	Poland, Rep. of	229
4	Italy	2,452	24	Belgium	227
5	France	2,436	25	Philippines	190
6	Russian Federation	2,299	26	Algeria	174
7	China, P.R.: Mainland	1,948	27	Venezuela, Republica Bolivariana de	161
8	Switzerland	1,040	28	Thailand	154
9	Japan	765	29	Singapore	127
10	India	668	30	Sweden	126
11	Netherlands, The	612	31	South Africa	125
12	Turkey	561	32	Mexico	120
13	ECB	505	33	Libya	117
14	Taiwan Province of China	424	34	Greece	114
15	Kazakhstan, Rep. of	383	35	Korea, Rep. of	104
16	Portugal	383	36	Romania	104
17	Saudi Arabia	323	37	BIS	102
18	United Kingdom	310	38	Iraq	96
19	Uzbekistan, Rep. of	307	39	Egypt, Arab Rep. of	80
20	Lebanon	287	40	Australia	80

Source: World Gold Council (2020)

IV.	Currency

As gold is usually traded relative to its USD price, the value of the dollar has a meaningful impact on gold. More importantly, gold is viewed as a natural hedge to the USD as it is not directly linked to the monetary or fiscal policies of a particular government. This characteristic strengthens their inverse relationship. Because the USD is also the primary currency used in global transactions and is seen as a stable and reliable unit of exchange, countries aim to have ample reserves to be able to meet their USD denominated liabilities. As such, the dollar forms the lion’s share of foreign reserve portfolios. However, governments need to manage the concentration risk in their reserves by diversifying into high quality, liquid assets that lack credit risk – like gold.

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Gold is often seen as a currency that provides a natural alternative to money. Gold satisfies many criteria that define a currency, including its use as convertibility, store of value and medium of exchange. Through the years it can be seen that gold has the evolving nature of the relationship with the USD, its geological scarcity and its physical/chemical qualities as a non-corrosive, durable metal make it a natural hedge to paper currencies. Because fiat money can be printed as a result of monetary policies, part of gold’s value as a hard asset is derived from its lack of supply growth. Gold is a highly liquid asset, with daily trading volumes comparable to major currency pairs such as the USD-pound sterling and is eclipsed only by USD-Yen and USD-Euro transactions. The trade weighted US dollar index, which compares the US dollar to 23 different world currencies, can be compared to the gold price to demonstrate the relationship between the gold price and world currencies (Figure 98).

Figure 98: Gold Price vs Trade Weighted U.S. Dollar Index

While gold is considered a commodity by many, in practice, its role as a currency stands out. It is used by central banks as part of their foreign reserves, accepted in exchange for goods in parts of the world, and traded alongside other currencies in the financial system. According to the Bank for International Settlements’ 2013 annual report, “gold is to be dealt with as a foreign exchange position rather than a commodity because of its volatility (which is almost consistently lower than commodities) is more in line with foreign currencies, and banks manage it in a similar manner to foreign currencies”.

An allocation to gold, denominated in USD, represents an implicit exposure to a foreign currency, providing international investors with protection against falls in their local currency.

Further, when evaluating a portfolio’s exchange risk in light of its foreign currency denominated holdings, gold can be used as a cost-effective and better-rounded complement to other hedging strategies. For example, for a US investor trying to hedge currency risk stemming from emerging market exposure, gold has been historically less costly than a basket of currencies and including gold as part of the hedging strategy has significantly reduced drawdowns.

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Driven by China’s desire to increase its financial influence, the Chinese Renminbi is likely to emerge gradually as a genuine international currency as Beijing eases restrictions on its use in transactions and investments abroad. It is expected that during the coming period of uncertainty and transition between different reserve currencies, official central bank asset managers around the world are likely to increase their interest in gold as a result of doubts about the overall strength of global monetary arrangements. This has been prominent since the economic downturn in 2008.

V.	US Inflation and Interest Rates

A common argument for buying gold is that it is seen as an inflation hedge. Consumer price indices (“CPI”) measure ‘representative’ baskets of goods that may well reflect a general price trend, but these will likely not reflect everyone’s experience of inflation. The reason for the US CPI being the measure most widely used to measure gold’s effectiveness as hedge, is due to the fact that gold is traded by the USD and that real interest rates create an opportunity cost for holding gold make US inflation a logical candidate to use as a reference in long-term pricing.

Real US rate is the lending interest rate adjusted for inflation, as measured by the gross domestic product deflator. From Figure 99 it can be seen that when the real US rate becomes negative, the gold price increases, which indicates that investors start investing in gold rather than the banks to receive better returns. The change in real interest rates since 2018 has been a supportive driver of the gold price.

Figure 99: Gold Price vs. Real USD Rate

VI.	Gold Pricing

Gold was certainly one of the best performing assets in 2020. The December 2020 average gold price of USD1,857/oz was 26% higher than the December 2019 price.

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Early in 2020 gold traded at around USD1,560/oz and started increasing in April, reaching a record high of USD2,067/oz on 7 August 2020 which was followed by a correction with the Q3 closing price being approximately USD1,900/oz. The gains were primarily driven by investors turning to gold as a safe-haven investment amid the COVID-19 pandemic uncertainties as well as the very low interest rate environment.

Figure 100 shows the gold price since 2000.

Figure 100: Gold Yearly Prices

Consensus opinion has the real gold price remaining relatively constant (and high) over the short term and reducing over the medium to long term.

Table 60: Gold Price Forecast (Nominal Terms)

	Unit	2020	2021	2022	2023	2024	Long-term (Constant)
Gold	USD/oz	1,934	1,985	1,840	1,760	1,613	1,444

Source: Minxcon (Oct 2020)

VII.	Gold Outlook

High levels of uncertainty related to the COVID-19 pandemic and the low-interest rate environment has supported strong investment in safe haven commodities, especially gold in the first half of 2020. According to the World Gold Council (2020), gold has benefited from investors’ need to reduce risk, as seen with record inflows in gold-backed ETFs.

The global economy has been hit hard by the COVID-19 pandemic, with the IMF having projected a 4.9% contraction in global growth in 2020. Economic recovery is also unlikely to be swift, with a U-shaped recovery or even W-shaped recovery due to recurring waves of infection being the most realistic outcome (World Gold Council, 2020b). The high levels of uncertainty coupled with long-lasting impact to investor portfolio performance make gold an attractive asset.

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Global equities have been climbing in price almost uninterrupted for a decade. The COVID-19 pandemic changed that trend, at least in Q1 of 2020, with major equity indices dropping by as much as 30%. Equities did recover sharply in Q2, but there is concern that company fundamentals are not supported by overall state of the economy. Price-earning ratios are nearing dot-com bubble levels from 1999 to 2000, before a major correction. Risks associated with equity volatility may be mitigated by gold hedging. As discussed by Clark (2020), “interest in gold from investors is likely to remain high this year, because the reasons they bought gold—to hedge against overvalued markets and insure against the possibility of a recession or crisis—have not materialised yet”. Although demand for gold in the jewellery and technology sectors has declined, global central banks net gold purchases have been accelerated. With the shift towards multipolarity in the international monetary system, gold will continue to be an important reserve asset for central banks.

Investment demand for gold is currently supported by high risk and uncertainty, low opportunity cost and positive price momentum. The economic contraction will however result in lower consumer demand, especially for jewellery, historically the largest segment of gold demand, as evidenced in Figure 101.

Figure 101: Gold Demand 2019 vs. 2020

As the demand for gold trends higher, new supply from gold producers is set to decline in the medium-term. A number of large mines in South Africa have been mothballed due to the deep nature of the orebodies and thus high running costs and increased risk, Significantly less funds have been spent on gold exploration in recent years, and less major gold discoveries are being made. According to Clark (2020), the gold industry spent USD11.8 billion on exploration in 2012 and only USD4.4 billion in 2019. Gold grades being mined are generally lower today than two decades ago (the average gold grade mined in 1985 was 5.17 g/t and in 2017 it was 1.64 g/t), and the average cost to discover a new gold deposit has risen to almost threefold of the value of a discovery (30 years ago the average cost to discover a new gold deposit was USD53 million, whereas now it is around USD149 million). If demand remains at its current levels or further increases while supply falls, the price of gold could increase.

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Item	19 (b) – Contracts

On January 28, 2014 Caledonia announced that as a result of new regulations introduced by the Zimbabwe Ministry of Finance, all gold produced in Zimbabwe must now be sold to Fidelity Printers and Refiners Limited ("Fidelity"), a company which is controlled by the Zimbabwean authorities and which is now responsible for the final refining and marketing of all gold produced in Zimbabwe. Accordingly, all of Blanket’s production has subsequently been sold to Fidelity, effective March 2014. According to the agreement, Blanket should receive 98.5% of the value of the gold within a maximum of 9 days of a sale to Fidelity.

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Item	20 – Environmental Studies, Permitting and Social or Community Impact

Item	20 (a) – Relevant Environmental Issues and Results of Studies Done

Information regarding environmental consideration is taken largely from AGS (2006), Fraser Alexander Zimbabwe (Pty) Ltd (March 2010) and Blanket Mine (November 2009).

SRK completed a full EIA in 1995 to identify the major detrimental aspects of the mining operation and recommend remedial measures. It was identified that there is potential to pollute groundwater from the TSF. Per MSA (2011), a risk assessment of the TSF complex was completed in 2002 including safety and environmental aspects of deposition and stability analysis. The dam was not lined prior to deposition, and MSA stated that seepage will decline as the slime level rises. An additional mitigating factor is that the seepage waters are not acidic and established dewatering holes lower the pollution to more acceptable levels.

No further significant detrimental environmental impacts were identified by that study. No further environmental studies or assessments have been provided to Minxcon. The Competent Person is not aware of environmental issues that could materially impact the issuer’s ability to extract the Mineral Resources or Mineral Reserves.

Caledonia, the owners of the mine from June 2006 to date, developed an Environment Management Plan, which describes the plan followed by the mine staff to ensure continuous environmental improvement and management An updated Environment Management Plan was registered with the EMA in 2020. This serves as the guideline for all environmental issues at Blanket Mine and deals with new environmental disturbances that requires additional permits and authorisations further to those described in Table 4 and Table 5.

Caledonia endeavours to address any newly identified potential environmental impacts through appropriate study work, and remain transparent and complaint in terms of required authorisations.

Item	20 (b) – Waste Disposal, Site Monitoring and Water Management

The Blanket Mine tailings operation is a gold tailings operation, comprising two TSFs/compartments adjacent to one another. These TSFs, namely A & B, were combined in 2015 to make one TSF. All tailings effluent is now being decanted via the previously TSF A penstock. The TSF is operated as a paddock (or day wall) operation. Decanting of the TSF occurs through the penstock, with Dam A having an elevated penstock installed in 2005/2006. TSF A is the initial TSF with TSF B having been constructed subsequently and adjacent to Dam A. The TSF has very current annual survey which is done by an external consultant and the information is available at the survey office. The TSFs are operated by Frazer Alexander Zimbabwe.

The unresolved issue of the hard naturally occurring groundwater is an outstanding concern for the closure plan of Blanket. A letter was written in December 2012 to the EMA requesting:-

1.	Oxygen absorbed to be removed from the sampling parameters because it has limited relevance to groundwater.
2.	The TDS Limit Value increased to ≤2,500 blue band to reflect the naturally occurring groundwater.
3.	In response to EMA suggesting the sewage pond outflows be used to irrigate the TSF vegetation which is being done; the sewage outflow should be removed from the sampling parameters as the “end of pipe” will reflect in the TSF unsaturated zone monitoring.
4.	In terms of the current tailings disposal permit, Blanket Mine is required to measure parameters including pH, conductivity, sulphates, nitrate, TDS, zinc, iron, manganese, free cyanide and turbidity. Generally, all results have been within acceptable limits except for manganese and conductivity, which are apparent in the control borehole.

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Similar monitoring of the sewage disposal area shows that all holes are in the acceptable green category. The sewerage ponds are now classified in the red category under the EMA as they are not lined. In March of 2020 Blanket Mine engaged Epoch Resources (Pty) Ltd (“Epoch”) to undertake an audit review of the tailings operation at the Blanket Mine. The audit review identified no significant operational or design risks associated with the dam. Although we have not received an official report this has been hampered by the COVID-19 pandemic.

An updated survey of the TSF is available. The TSF is now audited every year by Fraser Alexander, however there is a requirement for an audit to be done by an independent auditor once every third year, as was the case during the 2020 audit. Tonnages are recorded monthly by the contractor to facilitate the determination of the rate of rise (“RoR”). However, at a production rate of 1,710 tpd the RoR is 0.54 m per year based on the final design area of 28 ha, which is well below the legal maximum of 2 m per year. The following practices are being carried out on the TSF maintenances:

•	The annual dam survey is carried out annually by an external survey consultant in the last quarter of the year
•	All monitoring tools are in place and well documented and Fraser Alexander is providing monthly reports.
•	A minimum vertical freeboard of 2.0 m for the dam is maintained at all times.
•	Piezometers are checked by carrying out Upset Tests to confirm that they are fully operational. This is currently being done once per month.
•	An updated comprehensive survey be carried out on the entire TSF, including the dam basins, position of drains, penstock outlets and piezometers. This is now being done every October.
•	During the audit of the TSF the stability assessment is undertaken.

Environmental monitoring or sampling requirements are stipulated for a number of the environmental permits issued, as listed in Table 61. The validity of the permits are provided in Table 5. Bar delays in renewals relating to COVID-19, the Mine is fully compliant with mining and operating legislation.

Table 61: Environmental Permits Monitoring and Sampling Requirements

Licence	Licence Number	Monitoring/Sampling Requirement	Period
Air Emissions - Diesel generator	8000073744	Sampling: CO, NOx, SOx	Quarterly
Air Emissions - Clinic incinerator	8000073743	Sampling: particulate matter, NOx, CO	Quarterly
Air Emissions - Blacksmith	8000073753	Sampling: particulate matter, NOx, SOx	Quarterly
Air Emissions - Assay laboratory	8000073742	Sampling: particulate matter, Pb	Quarterly
Air Emissions - Smelter	8000073754	Sampling: particulate matter, NOx, CO	Quarterly
Effluent Disposal – Car wash	8000089589	Monitoring: pH, COD, conductivity, Cr, Mn, Pb, As, Fe, Cu, Zn	Quarterly
Effluent Disposal - Sewage ablution	8000089545	Monitoring: pH, BOD, faecal matter, ammonia, DO, COD, phosphates	Quarterly
Solid Waste Disposal - Domestic waste	8000089644	Monitoring: pH, COD, Mn, Fe, conductivity, As, Cu, Pb, Zn, Ni	Quarterly
Solid Waste Disposal - TSF	8000089643	Monitoring: pH, COD, CN, Mn, Fe, CONDUCTIVITY, As, Cu, Pb, Zn, Ni	Quarterly

Air emissions sampling exercises are completed annually. Blanket Mine Company has informed the QP that EMA conduct quarterly site inspections and are satisfied with these procedures.

The TSF borehole monitoring, sewage ponds and car wash monitoring are done quarterly. The domestic waste has no monitoring facilities and Blanket are in the process of obtaining an EIA to construct a lined landfill with monitoring boreholes.

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Item	20 (c) – Permit Requirements

Permit requirements for the Mine are detailed in Item 4 (g). A number of licence renewals are pending: delays are not expected to hinder operations. Apart from these delays, Blanket Mine remains compliant with legislation and all regulations applicable to the mine site.

Item	20 (d) – Social and Community-Related Requirements

In 2012, 10% of Blanket Mine was donated to GCSOT and 10% is held by BETS.

Blanket’s investment in community and social projects is not limited to the operation of the mine and the welfare of its employees but includes payments to the GCSOT in terms of Blankets dividends as well as certain ex gratia project related payments.

In December 2019 Blanket Mine launched a formal Corporate Social Responsibility Programme which will see the Mine making a greater, more visible, investment in corporate social giving. The five key pillars of focus are Education, Health, Environment, Agriculture and Women and Youth Empowerment. In the first quarter of 2020, under the Agriculture pillar, Blanket Mine re-equipped a four-hectare irrigation plot that supports 20 families in Gwakwe Communal lands. A new perimeter fence was erected around the plot and the farmers were provided with seed and farming tools. Under the Education pillar, work commenced on the renovation of two primary schools which were in a state of disrepair. One school is in Gwanda South, the other is situated close to Blanket Mine. During the same period another school received a donation of school desks.

When the COVID-19 pandemic became a major issue of concern in Zimbabwe, Blanket Mine responded by embarking on an awareness campaign, distributing informative flyers and putting up awareness posters at schools around the mine, in the surrounding communal lands and in Gwanda town. Cash donations amounting to ZWL21 million were made towards the Chamber of Mines’ COVID-19 response initiative while the Mine committed to further weekly contributions. A donation of hygiene consumables and personal protective equipment (“PPE”) was made to the Gwanda Prison. A consignment of PPE was procured for donation to Gwanda Provincial Hospital. In addition, Blanket Mine committed to renovating and extending Phakama Polyclinic in preparation for the imminent arrival of COVID-19 in Gwanda.

Several more projects are planned for the 2020 financial year and plans are well underway to complete these.

Small scale and artisanal gold miners are present within the Project Area. Satellite projects deemed to have limited exploration potential are viewed in terms of their potential to generate goodwill by making them available to local small scale miners and artisanal groups through 3-year renewable Tribute Agreements as part of the Company’s Corporate Social Responsibility. The claims that are being tribute are Mbudzane Rock, Annette, Dan’s Luck, Banshee J, Cinderella, Gum, Mascot, Mazeppa, Spruit, Rubicon and Bunny’s Luck. Other than for the purpose of the Company’s Corporate’s Social Responsibility, tributing claims provides Blanket Mine with security of tenure against the “Use it Or lose it principle”. The tribute agreements do not have any effect on Blanket Mine’s exploration/mining plans.

Item	20 (e) – Mine Closure Costs and Requirements

In January 2019 Blanket Mine contracted Knight Piésold to update the mine closure plan, which is required to be updated regularly, including estimate the costs of decommissioning and closure of the mine. This study included all aspects of the mining operation such as open workings, waste dumps and infrastructure. An updated decommissioning and reclamation cost estimate was undertaken by Blanket Mine and reported in December 2019.

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There are a number of Government of Zimbabwe regulations and guidelines including the Mining General Regulations, the EM Act and the Waste Disposal Regulations which cover a mine’s closure obligations. These are all addressed and costed in the Knight Piésold report. The closure plan aims to ensure site stability and safety from both a physical and chemical perspective, allowing for a post-closure environment that suits current land uses. The plan envisages concurrent closure obligations being carried out, where possible, with mining operations. Focus is placed on minimisation of environmental damage, protection of stream water quality, decrease in public health and safety hazards and provision for domestic livestock use.

The closure cost estimate was calculated at USD2.7 million by Knight Piésold, including a 13.8% contingency. The mine is not required to post a guarantee for this amount, but has reached an agreement with government that the break-up value of the plant and mine infrastructure be pledged as a guarantee for the closure cost. It is the intention of Blanket to continue self-funded small scale operations for five years after closure, during which time salvaged material and equipment will be sold off and operations will be wound down.

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Item	21 – Capital and Operating Costs

Item	21 (a) – Capital Costs

I.	Mining and Infrastructure Capital

The total Blanket operation mining and infrastructure project and sustaining capital budget (excluding capital development and sustaining capital) for the years 2020 and 2021 is listed in Table 62.

Table 62: Blanket Operation Project Capital Budget

Description	Unit	Total
Central Main Shaft	USDm	18.8
Capital Projects & Equipment	USDm	14.6
Deep Drilling	USDm	0.1
Total Excl. Dev	USDm	33.5

The project and sustaining capital schedule of the Blanket mining operations for the years 2020 and 2021 is illustrated in Figure 102. The capital cost includes mainly capital expenditure for the completion of the CMS project as well as the sustaining capital associated with existing infrastructure and equipment. Sustaining capital expenditures are capital expenditures resulting from improvements to and major renewals of existing assets. Such expenditures serve to maintain existing operations, but do not generate additional revenue. Sustaining capital for the operation from 2022 as been allowed for and is based on 12% of total OPEX per annum.

Figure 102: Blanket Operation Mining and Infrastructure Project Capital Schedule

Off-reef development and infrastructure development has been capitalised from the mining operating cost and is reported as capital development. The capital development is undertaken throughout the LoM and consists mainly of opening-up development and 30 Level and 34 Level infrastructure development. Minxcon applied the capital development rates provided by the client. The capital development is detailed in Table 63.

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Table 63: Capital and Infrastructure Development Costs

Capital and Infrastructure Development	Unit	Cost
Decline	USD/m	1,690
Haulage	USD/m	800
Drawpoint Crosscut	USD/m	800
Crosscut	USD/m	800
Shaft	USD/m	800
Ventilation Raise	USD/m	800
Access Crosscut	USD/m	800

Notes: Other development costs have been included in the development operating costs.

II.	Processing Capital

The current TSF is nearing the end of its life and provision has been made for the construction of a new one. The capital estimate is USD2.8 million that would be spent over the one-year construction period. Construction would need to start at the end of 2022 so that it is completed by the end of 2023 at which time the current TSF would have reached its capacity.

III.	Capital Summary

Table 64 details the total capital expenditure over the LoM. Capital expenditure totals USD91.4 million over the LoM, of which USD37.0 million is capital development and USD29.8 million is renewals and replacement expenditure.

Table 64: Capital Summary

Capital Expenditure	Over LoM	Blanket Mine
Mining Capital	Unit	1.0
Mechanical Engineering	USDm	9.0
Electrical Engineering	USDm	0.9
Deep drilling	USDm	0.1
Capitalised Development	USDm	37.0
Renewals and Replacements	USDm	9.8
Sub-Total Sustaining Mining Capital	USDm	56.8
Mining Capital Contingency	USDm	6.1
Total Mining Capital	USDm	62.9
Plant Capital		1.0
New TSF	USDm	2.8
Sub-Total Expansion Plant Capital	USDm	2.8
Mill Engineering	USDm	2.9
Milling	USDm	0.7
Renewals and Replacements	USDm	5.2
Sub-Total Sustaining Plant Capital	USDm	8.7
Plant Capital Contingency	USDm	0.8
Total Plant Capital	USDm	12.4
Other Non-Direct Capital		1.0
Technical (Planning & Survey)	USDm	0.2
Technical (Geology & Assay)	USDm	0.3
Exploration	USDm	0.4
Administration	USDm	0.2
Renewals and Replacements	USDm	14.8
Sub-Total Sustaining Other Capital	USDm	16.0
Other Capital Contingency	USDm	0.1
Total Other Capital	USDm	16.1
Total Expansion Capital	USDm	2.8
Total Sustaining Capital	USDm	81.5
Total Capital Contingencies	USDm	7.1
Total Capital	USDm	91.4

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Figure 103 illustrates the capital schedule over the LoM.

Figure 103: Capital Schedule

Item	21 (b) – Operating Cost

Minxcon reviewed Blanket Mine’s actual historic costs since 2017, converted to real terms. From the information received it is clear that the historic costs have remained relatively consistent ranging between USD2.8 million per month and USD3.6 million per month, fluctuating with tonnes. The cost per milled tonne typically ranges between USD65/t and USD80/t excluding outliers and ignoring June 2018 and July 2019, where extraordinary cost adjustments were applied. The average cost since 2017 is USD72/t. The 2020 budget costs seem a bit low compared to the historic costs especially compared to the 2020 actual costs (10% difference per tonne). Minxcon opted to use the conservative six-month historical average costs for financial modelling as this is deemed a true reflection of the actual costs on the mine, except for the mining operating costs where Minxcon looked at the individual rates per ore tonne and per development meter over the three-year period. A sensitivity to the operating cost applied is included in Item 22 (f).

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Figure 104: Historic Operating Cost Summary (Real-terms)

Figure 105 illustrates the mining operating unit costs as split by Blanket Mine for production tonnes along with the tonnes. From the figure it is clear that the costs fluctuate inversely with tonnes produced.

Figure 105: Ore Mining Costs

Figure 106 illustrates the mining operating unit costs as split by Blanket Mine for development along with the development meters. Development included in this operating cost is raises, sub-drives, lead drives and diamond drill crosscuts. From the figure it is clear that the costs fluctuate inversely with meters produced.

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Figure 106: Development Mining Costs

Table 65 details the average mining operating rates since 2017 which was utilised for the financial model.

Table 65: Mining Rates Summary

Mining Costs	Unit	Cost
Production	USD/t	16.00
Development	USD/m	460.00

Table 66 details the plant cost summary utilised for the financial model. The rates reflected are the six-month historic average costs. Minxcon made an assumption on the fixed/variable split with regard to grid power, with 10% of the grid power allocated to fixed costs and 90% allocated to variable costs.

Table 66: Plant Cost Summary

Fixed Plant Costs	Unit	Cost
Labour	USD/month	57,765
Grid Power	USD/month	19,347
Total Fixed	USD/Month	77,113
Variable Plant Costs	Unit	USD/t
Consumables	USD/t	5.59
Diesel Power	USD/t	1.08
Grid Power	USD/t	3.69
Total Variable	USD/t	10.35

Table 67 details the engineering cost summary utilised for the financial model. The rates reflected are the six-month historic average costs.

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Table 67: Engineering Costs Summary

Fixed Engineering Costs	Unit	Cost
Electrical - Labour	USD/month	43,127
Mechanical - Labour	USD/month	156,024
Mill Engineering - Labour	USD/month	26,579
Total Fixed Engineering Cost	USD/month	247,938
Variable Engineering Costs
Electrical - Consumables	USD/t	2.27
Mechanical - Consumables	USD/t	10.50
Mill Engineering - Consumables	USD/t	2.41
Total Variable	USD/t	15.18

Table 68 details the general and administrative (“G&A”) cost summary utilised for the financial model. The rates reflected are the six-month historic average costs.

Table 68: G&A Cost Summary

G&A Costs	Unit	USD
Planning	USD/month	40,435
Safety and Training	USD/month	61,411
Technical / Reserve Drilling	USD/month	31,772
Technical Services	USD/month	73,536
Administration	USD/month	555,435
Human Resources	USD/month	119,308
Total G&A Cost	USD/month	881,896

Blanket Mine has also incurred costs relating to COVID-19 for the three months from April 2020 to June 2020 averaging USD93,000/month. Minxcon did not include these costs in the financial analysis as it is not foreseen that these costs will continue indefinitely.

IV.	Financial Costs Indicators

The operating costs in the financial model were reported into different categories as defined by the World Gold Council. Table 69 illustrates a breakdown off all the costs included in each costing category:-

a.	(Operating) Adjusted Operating Cost;
b.	AISC; and
c.	AIC.

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Table 69: Financial Cost Indicators

All-in Costs (AIC)	All-in Sustainable Costs (AISC)	Adjusted Operating Costs

On-Site Mining Costs (on a sales basis)

On-Site General & Administration costs

Royalties & Production Taxes

Realised Gains/Losses on Hedges due to operating costs Community Costs related to current operations

Permitting Costs related to current operations 3rd party smelting, refining and transport costs

Non-Cash Remuneration (Site-Based)

Stockpiles/production inventory write down

Operational Stripping Costs

By-Product Credits

Corporate General &/Administrative costs (including share-based remuneration)

Reclamation & remediation - accretion & amortisation (operating sites)

Exploration and study costs (sustaining)

Capital exploration (sustaining)

Capitalised stripping & underground mine development (sustaining)

Capital expenditure (sustaining)

Community Costs not related to current operations

Permitting Costs not related to current operations

Reclamation and remediation costs not related to current operations

Exploration and study costs (non-sustaining)

Capital exploration (non-sustaining)

Capitalised stripping & underground mine development (non-sustaining)

Capitalised stripping & underground mine development (non-sustaining)

Capital expenditure (non-sustaining)

The general definitions of these costs are as follows:-

i.	Adjusted Operating Cost

The Adjusted Operating Cost represents the cash cost incurred at each processing stage, from mining through to recoverable metal delivered to market, and, if any, less net by-product credits. In addition, royalty taxes are included in Adjusted Operating Costs. Costs are reported as “per oz” of gold. The operating margin is defined as metal price received minus Adjusted Operating Costs.

Adjusted Operating Costs cover:-

•	mining, ore freight and milling costs;
•	ore purchase and freight costs from third parties in the case of custom smelters or mills;
•	mine-site administration and general expenses;
•	concentrate freight, smelting and smelter general and administrative costs;
•	matte freight, refining and refinery general and administrative costs;
•	marketing costs (freight and selling);
•	community relations costs; and
•	royalty taxes.

ii.	All-in Sustainable Cost

AISC is the sum of net Adjusted Operating Costs (Operating), Sustaining Capital, reclamation costs and other non-direct operating costs. The AISC margin is defined as metal price received per ore tonne or gold ounce minus the AISC, over the metal price received. Non-direct operating costs cover:-

•	the portion of corporate and divisional overhead costs attributable to the operation; and
•	research and exploration not attributable to the operation.

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iii.	All-in Cost

AIC is the sum of the AISC, all non-sustaining capital costs and non-current operational costs. The AIC margin is defined as metal price received per ore tonne or gold ounce minus the AIC, over the metal price received.

Costs reported for the Mine on this basis are displayed per plant feed tonne as well as per recovered gold ounce in Table 70. It should be noted that no contingencies have been applied to the operating costs as most of these costs are based on contracts or actuals. A 13% contingency has been applied to the capital expenditure in line with the Caledonia estimates. A sensitivity analysis to increase in OPEX and CAPEX has been included in Item 22 (f).

Table 70: Project Cost Indicators

Item	Unit	Blanket Mine
Net Turnover	USD/Feed tonne	165
Mine Cost	USD/Feed tonne	22
Plant Costs	USD/Feed tonne	12
Other Costs	USD/Feed tonne	34
Royalties	USD/Feed tonne	8
Operating Costs	USD/Feed tonne	76
SIB	USD/Feed tonne	17
Reclamation	USD/Feed tonne	0
Other Costs	USD/Feed tonne	4
All-in Sustainable Costs (AISC)	USD/Feed tonne	97
Capital	USD/Feed tonne	2
Other Cash Costs	USD/Feed tonne	0
All-in Costs (AIC)	USD/Feed tonne	99
All-in Cost Margin	%	40%
EBITDA[1]	USD/Feed tonne	84
EBITDA Margin	%	51%
Gold Recovered	oz	493,378

Average Gold Price	USD/Gold oz	1,633
Payability - Off-take Agreement	%	98.5%
Net Turnover[2]	USD/Gold oz	1,626
Mine Cost	USD/Gold oz	217
Plant Costs	USD/Gold oz	115
Other Costs	USD/Gold oz	339
Royalties	USD/Gold oz	81
Operating Costs	USD/Gold oz	752
SIB Capex	USD/Gold oz	165
Reclamation	USD/Gold oz	0
Other Costs	USD/Gold oz	42
All-in Sustainable Costs (AISC)	USD/Gold oz	960
Capital	USD/Gold oz	20
Other Cash Costs	USD/Gold oz	0
All-in Costs (AIC)	USD/Gold oz	980
EBITDA	USD/Gold oz	831

Notes:

1.	Earnings before interest, tax, depreciation and amortisation (excludes CAPEX)

2.	Net turnover will be the realised income per produced gold oz after 98.5% payability has been applied.

The net turnover in Table 70 indicates the net realised income received per produced gold oz after applying the 98.5% payability as per the Fidelity agreement.

Blanket Mine has an all-in sustainable cost of USD97/milled t, which equates to USD960/oz. The all-in costs for the Blanket Mine amount to USD99/milled t, which equates to USD980/oz.

Figure 107 illustrates the annual operating cost per plant feed tonne against the feed tonnes. The increase in costs towards the end of life is due to the depletion of the potential Mineral Reserves.

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Figure 107: Operating Costs vs. Feed Tonnes

Figure 108 illustrates the all-in costs of the operation along with the realised gold price after applying the 98.5% payability.

Figure 108: AIC vs. Realised Gold Price

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Item	22 – Economic Analysis

Item	22 (a) – Introduction and Terms of Reference

The purpose of this section is to demonstrate the economic viability of the Mine Plan in order to declare updated Mineral Reserves.

I.	Economic Analysis Date

Value relates to a specific point in time. The effective date for the economic analysis is 1 January 2020.

II.	Economic Analysis Approaches and Methods

The following valuation approaches are three internationally accepted methods of valuing mineral projects, and are illustrated in Table 71:-

•	Cost Approach: used to value early-stage exploration properties. The valuation is dependent on the historical and future exploration expenditure.
•	Market Approach: used to value exploration and development properties, based on the relative comparisons of similar properties for which a transaction is available, in the public domain. The market approach relies on the principle of “willing buyer, willing seller” and requires that the amount obtainable from the sale of the mineral asset is determined as if in an arm’s-length transaction.
•	Income Approach: used to value development and production properties in the production phase. This method relies on the “value-in-use” principle and requires determination of the present value of future cash flows over the useful life of the mineral asset.

Table 71: Acceptable Methods of Mineral Project Economic Analysis

Valuation Approach	Exploration Properties	Development Properties	Production Properties	Dormant Properties		Defunct Properties
				Economically Viable	Not Viable
Income	Not generally used	Widely used	Widely used	Widely used	Not generally used	Not generally used
Market	Widely used	Less widely used	Quite widely used	Quite widely used	Widely used	Widely used
Cost	Widely used	Not generally used	Not generally used	Not generally used	Less widely used	Quite widely used

i.	Income Approach

The discounted cash flow (“DCF”) economic analysis is based on future free cash flow discounted to present value. This analysis is widely used within investment banking and company economic analysis. The DCF is based on the production schedule and all costs associated to develop, mine and process the Reserve. Relevant taxation and other operating factors, such as recoveries, stay-in-business costs and contingencies are incorporated into the economic analysis to produce a cash flow over the life cycle of the project.

It is generally acceptable to use Mineral Resources in the cash flow (income) approach if Mineral Reserves are also present. These Mineral Resources and Mineral Reserves must be signed off by a Competent Person in accordance with CIM definition standards (or other required Reporting Code). Additionally, Mineral Reserves must be based on a LoM Plan for an operating (going concern) mine, or at least a PFS for a mine project.

ii.	Market Approach

The market approach requires the comparison of the project with relatively recent transactions of resource assets that have similar characteristics to those of the asset being valued. It is generally based upon a monetary value per unit of the resource (where available), or per unit of defined tonnes (Measured, Indicated and Inferred). Typically, the comparable method uses the transaction price of comparable assets to establish a value for the specific asset to be valued. The difficulty of this approach within the mining industry is that there are no true comparables, as each asset is unique with respect to key factors such as geology, mineralisation, costs, stage of exploration, infrastructure, as well as peripheral issues such as social, political and environmental aspects and the valuator needs to take that into consideration during the economic analysis.

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When transactions of mineral assets do occur, they rarely involve strictly cash, leaving the valuator the task of converting blocks of shares, royalties or option terms into present-day monetary equivalents. In the first cases, the defined value of the share (inclusive of whether it is transacted at a premium or discount), at the time of the transaction, is applied to convert the share volume into a cash value. The same principle is applied to royalties and option terms to convert these transaction preferences into a cash basis.

iii.	Cost Approach

The cost approach relies on historical and/or future expenditure on the property and involves estimation of the depreciated cost of reproducing or replacing the asset and improvements. Reproduction cost refers to the cost at a given point in time of reproducing a replica asset, whereas replacement cost refers to the cost of reproducing improvements of equal utility. In cases where insufficient confidence exists in the technical parameters of the mineral asset, economic analysis methods rely almost entirely on the principle of historical cost, implying that an asset’s value is correlated to the money spent on its acquisition, plus a multiple of expenditures. A prospectivity enhancement multiplier (“PEM”) is a factor applied to the total cost of exploration, the magnitude of which is determined by the level of sophistication of the exploration for which positive exploration results have been obtained.

iv.	Methodology Justification

The evaluator performed an independent economic analysis on the Project’s diluted Indicated and Measured Mineral Resources for conversion to Mineral Reserves. Owing to the fact that the Project has a budget plan based on a compliant mine plan with Indicated and Measured Resources, the income approach was applied on the total mineable reserve incorporated in a detailed mine plan as the primary economic analysis methodology in determining the economic viability for conversion to Mineral Reserves.

Item	22 (b) - Principal Assumptions

A company has different sources of finance, namely common stock, retained earnings, preferred stock and debt. Free cash flow is based on either Free cash flow to firm (“FCFF”) or Free cash flow to equity (“FCFE”). FCFF is the cash flow available to all the firm’s suppliers of capital once the firm pays all operating expenses (including taxes) and expenditures needed to sustain the firm’s productive capacity. The expenditures include what is needed to purchase fixed assets and working capital, such as inventory. FCFE is the cash flow available to the firm’s common stockholders once operating expenses (including taxes), expenditures needed to sustain the firm’s productive capacity, and payments to (and receipts from) debt holders are accounted for. It must be noted that FCFF minus Nett Debt = FCFE.

The scope of this economic analysis exercise was to determine the financial viability of the diluted Indicated and Measured Resources in the LoM plan, for conversion to Mineral Reserves. This is illustrated by using the DCF method on a FCFF basis, to calculate the net present value (“NPV”) and subsequently, the intrinsic value of the project in real terms.

The NPV is derived from post-royalties and tax, pre-debt real cash flows, after taking into account operating costs, capital expenditures for the mining operations and the processing plant and using forecast macro-economic parameters.

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I.	Basis of Evaluation of the Mining Assets

In generating the financial model and deriving the economic analysis, the following were considered:-

•	Only diluted Indicated and Measured Resources in the LoM plan were considered for conversion to Mineral Reserves.
•	Any Inferred Mineral Resources in the LoM plan have been excluded from the economic analysis.
•	This Report details the optimised cash flow model with economic input parameters.
•	The cash flow model is in constant money terms and completed in USD.
•	The DCF economic analysis was set up in calendar years from January to December with the mine plan starting in January 2020.
•	A hurdle rate of 7.94% (in real terms) was calculated for the discount factor, with an NPV sensitivity to the discount rate also included in the analysis.
•	The impact of the Mineral Royalties Act as per the Zimbabwean Mining Regulation.
•	Sensitivity analyses were performed to ascertain the impact of discount factors, commodity prices, grade, working costs and capital expenditures.
•	Economic analysis of the tax entity was performed on a stand-alone basis.
•	The full value of the operation was reported for Blanket Mine – no attributable values were calculated - therefore 100%.

II.	Macro-Economic Forecasts

The following section includes the macro-economic and commodity price forecasts for the operation over the LoM. Forecast data is based on projections for the different commodity prices and the country-specific macro-economic parameters and is in calendar years from January to December starting January 2020.

USD commodity prices for the period 2020-2024 have been converted from nominal to real terms. Table 72 illustrates the forecasts for the first five years as well as the long-term forecast used in the financial model. The price forecasts are based on the median of various banks, brokers and analyst forecasts and are in real-terms throughout the LoM. The inflation rate was sourced from the International Monetary Fund.

Table 72: Macro-economic Forecasts (Real Terms)

Item	Unit		Year
		2020	2021	2022	2023	2024	Long- Term
		1	2	3	4	5
US Inflation Rate	%	1.50%	2.80%	2.10%	2.10%	2.10%	2.10%
Gold	USD/oz	1,934	1,931	1,753	1,642	1,472	1,444

Source: Median of various Banks and Broker forecasts (Minxcon) (Oct 2020)

III.	Working Capital

The creditors and debtors days were sourced from the client and are based on historic actual numbers. The creditors’ days were calculated at 90 days and debtors days at 14 days, which is slightly longer than the off-take agreement stipulates.

IV.	Recoveries

The ore from the Blanket Mine operation is treated at the existing Blanket Plant; the expected recovery percentage can be seen in Table 73. The recovery is detailed in the processing Section of this Report.

Table 73: Recovery Percentage

Item	Percentage
Plant Recovery % Blanket Mine	93.5%

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V.	Discount Rate

To test the appropriateness of the discount rate for the specific Project, Minxcon used the Capital Asset Pricing Model (“CAPM”) to calculate the discount rate. The company has negligible debt, hence the use of CAPM over Weighted Average Cost of Capital (“WACC”) Since no Zimbabwe equity risk premiums are available, the project risk was based on South African premiums. The following were considered:-

•	The US Risk Free Rate (10 years) at 0.68% was considered as an acceptable risk-free rate at the time of the analysis.
•	The market risk premium of 6.0%, a rate generally considered as being the investor’s expectation for investing in equity above the risk-free government bond.
•	The beta of a stock is normally used to reflect the stock price’s volatility over and above other general equity investments in the country of listing – the Beta was calculated at 0.94 as described below.
•	A South African country risk premium of 3.99% as calculated by Aswath Damodaran from the Stern School of Business at New York University.

•	By using the CAPM, Minxcon calculated a nominal discount rate of 10.61% which translates in a real discount rate of 7.94%.

Table 74: Capital Asset Pricing Model Discount Rate Calculation

Cost of Equity	Discount Rate
US Risk free rate	0.68%
Risk premium of market	6.00%
Country Risk Premium	3.99%
Operational Risk (Base Beta)	0.94
Nominal Cost of equity (CAPM)	10.31%
Real Cost of equity (CAPM)	7.94%

i.	Beta

Beta is a measure of the volatility or systematic risk of a security or a portfolio in comparison to the market as a whole.

Minxcon analysed the Betas of a number of major gold mining companies listed on the Johannesburg Stock Exchange (JSE) to serve as a comparison for Caledonia. Although not directly comparable because it is on different stock exchanges it does provide some indication of volatility. The unlevered Betas of the South African gold mining companies on the Johannesburg Securities Exchange were found to range between 0.25 (Pan African Resources) and 1.70 (Sibanye Stillwater, which is a gold and PGM miner). Caledonia’s shares are listed on the NYSE American LLC (CMCL) and depositary interests in the shares are traded on AIM of the London Stock Exchange plc (CMCL). The levered Beta of 0.94 (unlevered Beta is the same since debt is negligible) which falls within this range and is closest to AngloGold Ashanti, with a Beta of 0.96. The listed Beta of 0.94 is therefore deemed appropriate. Table 75 shows the Betas of the gold mining companies considered.

Table 75: Southern African Gold Mining Companies' Beta Values

Gold Company	Unlevered Betas	Levered Betas	Exchange
AngloGold Ashanti	0.96	0.95	JSE
Gold Fields	0.98	1.08	JSE
Harmony	0.78	0.82	JSE
Sibanye Stillwater	1.7	1.63	JSE
Pan African Resources	0.25	0.28	JSE
Mean	0.79	0.83
Median	0.96	0.95
Caledonia	0.94	0.94	NSYE

Source: InfrontAnalytics (Oct 2020), Reuters (Oct 2020)

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Item	22 (c) - Cash Flow Forecast

The saleable product tonnes and ounces are displayed in Table 76. The current mine plan includes 4,862 kt of ore containing 528 koz of gold at an average grade of 3.38 g/t. A total of 493 koz of gold is recovered over the 7-year LoM.

Table 76: Production Breakdown in Life of Mine

Item	Project	Blanket Gold Mine
Ore Tonnes Mined	kt	4,862.04
Average Mined Grade	g/t	3.38
Total Oz in Mine Plan	oz	527,677
Grade Delivered to Plant	g/t	3.38
Recovered grade	g/t	3.16
Yield/Recovery	%	93.5%
Total Oz Recovered	oz	493,378

The gold ounces produced along with the mined and recovered grades are illustrated in Figure 109. The gold production start decreasing after year 6 as to the current available Measured and Indicated Mineral Resources are depleted.

Figure 109: Recovered Gold

I.	Cash Flow Forecast

The annual cash flow before capital expenditure, total capital expenditure and cumulative cash flow forecast for the mine over the LoM is illustrated in Figure 110.

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Figure 110: Undiscounted Cash Flow

Table 77 and Table 78 to follow illustrate the detailed annual cash flow for the Project in real terms.

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Table 77: Annual Cash Flow – Techno-economic Inputs

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Table 78: Annual Real Cash Flow

Minxcon

Project Title: **Blanket Mine**
Client: Caledonia
Project Code: M19-067

Project Valuation Schedule	
Project Valuation Date (Base Date)	01-Jan-20
Financial Year End (month and year)	31-Dec-20
First Year	1
Days remaining	365

Commodity Price	100%	Mining Opex	100%
Exchange Rate	100%	Plant Opex	100%
Grade	100%	Mining Capex	100%
Other Opex	100%	Plant Capex	100%

Project Duration		Unit	Totals							
Calendar Years				2020	2021	2022	2023	2024	2025	2026
Financial Years		years	7	1	2	3	4	5	6	7
Financial										
Revenue		**USD**	**802,049,179**	**103,016,971**	**127,663,122**	**137,903,347**	**129,487,561**	**110,099,170**	**112,790,201**	**81,088,805**
Revenue	Gold	USD	802,049,179	103,016,971	127,663,122	137,903,347	129,487,561	110,099,170	112,790,201	81,088,805
Mining cost			**(106,999,835)**	**(10,294,557)**	**(15,151,630)**	**(17,228,362)**	**(18,349,173)**	**(17,500,330)**	**(15,858,331)**	**(12,617,453)**
Direct Cash Costs	Variable Cost	USD	(106,999,835)	(10,294,557)	(15,151,630)	(17,228,362)	(18,349,173)	(17,500,330)	(15,858,331)	(12,617,453)
Plant cost			**(56,814,768)**	**(6,300,440)**	**(7,122,433)**	**(8,727,397)**	**(9,387,731)**	**(9,503,155)**	**(8,971,577)**	**(6,802,034)**
Direct Cash Costs	Fixed Cost	USD	(6,477,452)	(925,350)	(925,350)	(925,350)	(925,350)	(925,350)	(925,350)	(925,350)
Direct Cash Costs	Variable Cost	USD	(50,337,316)	(5,375,089)	(6,197,083)	(7,802,047)	(8,462,381)	(8,577,805)	(8,046,227)	(5,876,684)
Other Costs			**(167,332,634)**	**(21,231,756)**	**(22,445,322)**	**(24,806,520)**	**(25,774,691)**	**(25,941,208)**	**(25,164,128)**	**(21,969,008)**
Direct Cash Costs	Other Cost Fixed	USD	(93,040,584)	(13,291,512)	(13,291,512)	(13,291,512)	(13,291,512)	(13,291,512)	(13,291,512)	(13,291,512)
Direct Cash Costs	Other Costs Variable	USD	(74,117,005)	(7,915,238)	(9,128,803)	(11,490,001)	(12,458,173)	(12,624,690)	(11,847,610)	(8,652,490)
Direct Cash Costs	Rehabilitation	USD	(175,045)	(25,006)	(25,006)	(25,006)	(25,006)	(25,006)	(25,006)	(25,006)
Direct Cash Costs			**(331,147,237)**	**(37,826,753)**	**(44,719,385)**	**(50,762,279)**	**(53,511,595)**	**(52,944,693)**	**(49,994,037)**	**(41,388,495)**
Production Costs	Expansion Capital expe	USD	**(2,833,761)**	0	0	(2,833,761)	0	0	0	0
Production Costs	Contingency	USD	**(7,085,912)**	(2,609,419)	(2,885,911)	(1,046,637)	(310,122)	(163,060)	(58,891)	(11,872)
Production Costs	Sustaining Capital	USD	**(81,505,383)**	(20,072,451)	(22,199,315)	(11,308,769)	(8,806,943)	(7,607,671)	(6,452,293)	(5,057,942)
Production Costs		**USD**	**(422,572,292)**	**(60,508,623)**	**(69,804,611)**	**(65,951,446)**	**(62,628,660)**	**(60,715,423)**	**(56,505,220)**	**(46,458,309)**
Fully Allocated Costs	Revenue Royalty1	USD	(40,102,459)	(5,150,849)	(6,383,156)	(6,895,167)	(6,474,378)	(5,504,958)	(5,639,510)	(4,054,440)
Fully Allocated Costs	Other Fixed Costs	USD	(20,720,028)	(2,960,004)	(2,960,004)	(2,960,004)	(2,960,004)	(2,960,004)	(2,960,004)	(2,960,004)
Fully Allocated Costs		**USD**	**(483,394,779)**	**(68,619,475)**	**(79,147,771)**	**(75,806,618)**	**(72,063,042)**	**(69,180,386)**	**(65,104,734)**	**(53,472,753)**
EBITDA		**USD**	**410,079,455**	**57,079,366**	**73,600,578**	**77,285,897**	**66,541,584**	**48,689,515**	**54,196,651**	**32,685,866**
EBIT		**USD**	**318,654,400**	**34,397,496**	**48,515,351**	**62,096,730**	**57,424,519**	**40,918,784**	**47,685,467**	**27,616,052**
Taxation		USD	(73,062,301)	(7,855,244)	(11,020,466)	(14,235,010)	(13,178,303)	(9,341,523)	(10,987,947)	(6,443,808)
Income after tax		USD	245,592,098	26,542,253	37,494,885	47,861,720	44,246,217	31,577,261	36,697,520	21,172,243
Working capital changes		USD	1	(2,012,852)	(378,814)	103,901	548,768	697,070	(345,737)	508,639
Cash Flow				2,020	2,021	2,022	2,023	2,024	2,025	2,026
Net Cash Flow	Annual cash flow	USD	**245,592,098**	24,529,400	37,116,071	47,965,620	44,794,985	32,274,330	36,351,782	21,680,883

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Item	22 (d) - Net Present Value

The highlights of the economic analysis conducted by Minxcon are discussed in the following sections.

Minxcon’s in-house DCF model was employed to illustrate the NPV for the Project in real terms. The NPV was derived from post Government royalties and tax, pre-debt real cash flows, using the techno-economic parameters, commodity price and macro-economic projections. This economic analysis is based on a free cash flow and measures the economic viability of the diluted Indicated and Measured Resources in the LoM plan, for conversion to Mineral Reserves under a defined set of realistically assumed modifying factors.

Table 79 illustrates the Project NPV at various discount rates with a best estimated value of USD191 million at a real calculated discount rate of 7.94%. The mine plan is therefore economically viable indicating that an updated Mineral Reserve can be declared on the mine plan.

Table 79: Project NPV Summary – Real Terms

Real Discount Rate	Unit	Blanket Mine
NPV @ 0%	USDm	246
NPV @ 2.5%	USDm	226
NPV @ 5%	USDm	209
NPV @ 7.5%	USDm	194
NPV @ 7.9%	USDm	191
NPV @ 10%	USDm	180
NPV @ 12.5%	USDm	168
NPV @ 15%	USDm	246

Table 80 illustrates the Project profitability ratios. The mine has a break-even gold price of USD980/oz. No IRR could be calculated as the mine is already operating with no upfront investment required.

Table 80: Profitability Ratios

Item	Profitability Ratios	Blanket Mine
Internal Rate of Return (IRR)%		N/A
Total ounces in Mine plan	oz	527,677
NPV 7.9% per oz in Mine Plan	USD/oz	362
LoM	Years	7
Present Value of Income flow*	USDm	325
Break-even Feed Grade (Excluding Capex)	g/t	1.65
Break-even Feed Grade (Including Capex)	g/t	2.03
Break-even Gold Price (Excluding Capex)	USD/oz	794
Break-even Gold Price (Including Capex)	USD/oz	980

Note: *Calculated on an EBITDA basis.

Item	22 (e) - Regulatory Items

I.	Government Royalties

As described in Item 4 (e) mining royalties are charged in terms of the Mines and Minerals Act (Chapter 21:05). With the gold price exceeding USD1,200/oz, the applicable royalty rate will be 5% of the gross revenue from gold mining. The royalty will be tax deductible, with the tax rate applied on the earnings after royalty deductions.

V.	Corporate Taxes

The prevailing taxation regime for mining companies in Zimbabwe includes the following provisions:-

•	Corporate Income tax at 24.72%. This includes an AIDS levy of 3% on the 24% corporate tax for an effective 24.72% tax rate.

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•	Exploration, development, and capital costs can be expensed against profit in the year incurred or carried forward to be expensed against the first year of production.
•	Tangible and intangible property included in definition of capital expenditure to allow the inclusion of computer software used by the taxpayer in connection with the mining operations.
•	Exemptions on customs duty and import taxes on capital items during exploration and development phases.
•	Government Royalties are tax deductible from January 2020.
•	Deductions for management and general administration expenses is limited based on such expenses exceeding 1% and 0.75%, respectively, of total tax-deductible expenses.
•	Withholding tax on dividend payments to non-Zimbabweans and on services provided by foreign suppliers at a rate of 5% to 15%, depending on the location of the payee.

Item	22 (f) - Sensitivity Analysis

Based on the real cash flow calculated in the financial model, Minxcon performed single-parameter sensitivity analyses to ascertain the impact on the NPV. The bars represent various inputs into the model; each being increased or decreased by 15%. The left-hand side of the graph indicates a negative 15% change in the input while the right-hand side of the graph indicating a positive 15% change in the input. A negative effect to the NPVs represented by red bars and a positive effect represented by blue bars. For the DCF, the gold price and grade have the biggest impact on the sensitivity of the Project followed by the operating costs. The Project is least sensitive to capital.

Figure 111: Project Sensitivity (NPV7.9%)

A sensitivity analysis was also conducted on the exchange rate and the commodity prices to better indicate the effect these two factors have on the NPV as well as the total costs and the grade. This is displayed in Table 81 and Table 82.

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Table 81: Sensitivity Analysis of Commodity Prices and Grade to NPV7.94% (USDm)

	Grade (g/t)	2.36	2.53	2.70	2.87	3.04	3.21	3.38	3.54	3.71	3.88	4.05	4.22	4.39
Average Gold Price (USD/oz)	Change %	-30%	-25%	-20%	-15%	-10%	-5%		5%	10%	15%	20%	25%	30%
1,100	-33.7%	-71	-51	-31	-11	7	22	38	53	68	83	98	113	128
1,200	-27.7%	-45	-24	-3	15	32	49	65	81	98	114	131	147	164
1,300	-21.7%	-20	2	21	39	57	75	92	110	128	146	164	181	199
1,400	-15.7%	4	24	43	62	82	101	120	139	158	177	197	216	235
1,500	-9.6%	24	45	65	86	106	127	147	168	188	209	229	250	271
1,600	-3.6%	43	65	87	109	131	153	175	197	218	240	262	284	306
1,660	0.0%	55	77	100	123	146	168	191	214	237	259	282	305	327
1,700	2.4%	62	86	109	132	155	179	202	225	249	272	295	318	342
1,800	8.4%	82	106	131	156	180	205	229	254	279	303	328	353	377
1,900	14.5%	101	127	153	179	205	231	257	283	309	335	361	387	413
2,000	20.5%	120	147	175	202	229	257	284	312	339	366	394	421	449
2,100	26.5%	139	168	197	225	254	283	312	340	369	398	427	455	484
2,200	32.5%	158	188	219	249	279	309	339	369	399	429	460	490	520

Note: Sensitivity illustrates average gold prices and not constant gold prices.

Table 82: Sensitivity Analysis of Cash Operating Costs and Grade to NPV7.94% (USDm)

	Non-Sustaining Capital (USDm)	12.9	12.4	11.9	11.4	10.9	10.4	9.9	9.4	8.9	8.4	7.9	7.4	7.0
OPEX (USD/Milled t)	Change %	30%	25%	20%	15%	10%	5%		-5%	-10%	-15%	-20%	-25%	-30%
89	30%	117	119	121	123	125	127	129	131	133	135	138	140	142
85	25%	127	129	131	133	135	137	140	142	144	146	148	150	152
82	20%	137	139	142	144	146	148	150	152	154	156	158	160	162
78	15%	148	150	152	154	156	158	160	162	164	166	168	171	173
75	10%	158	160	162	164	166	168	170	173	175	177	179	181	183
72	5%	168	170	172	175	177	179	181	183	185	187	189	191	193
68		179	181	183	185	187	189	191	193	195	197	199	201	204
65	-5%	189	191	193	195	197	199	201	203	206	208	210	212	214
61	-10%	199	201	203	205	208	210	212	214	216	218	220	222	224
58	-15%	210	212	214	216	218	220	222	224	226	228	230	232	234
54	-20%	220	222	224	226	228	230	232	234	236	239	241	243	245
51	-25%	230	232	234	236	238	241	243	245	247	249	251	253	255
48	-30%	240	243	245	247	249	251	253	255	257	259	261	263	265

Note: OPEX excludes Royalties in Sensitivity Analysis as the Royalties are dependent on operating margins.

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Item	22 (g) – Economic Analysis Conclusions

The value derived for the income approach only reflects the diluted Indicated and Measured Resources in the LoM plan, for conversion to Mineral Reserves. It is noted that Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. The Mineral Reserve is economically viable with a best estimated NPV of USD191 million at a real discount rate of 7.94%. No IRR could be calculated as Blanket is already in operation and no initial investment is required. The all-in cost margin is 40% with a break-even gold price of USD980/oz. Table 83 shows a summary of the economic analysis.

Table 83: Project Economic Analysis Summary – Real Terms

Item	Unit	Blanket Mine
NPV @ 0%	USDm	246
NPV @ 2.5%	USDm	226
NPV @ 5%	USDm	209
NPV @ 7.5%	USDm	194
NPV @ 7.9%	USDm	191
NPV @ 10%	USDm	180
NPV @ 12.5%	USDm	168
NPV @ 15%	USDm	157
IRR	%	N/A
All-in Cost Margin	%	40%
Break-even Gold Price (AIC)	USD/oz.	980

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Item	23 - Adjacent Properties

Item	23 (a) – Public Domain Information

The GGB is host to numerous gold occurrences, the majority of which have been worked by large-scale or artisanal miners. At least 268 mines have been operational across the geological terrain, of which only three are currently active. These include Blanket Mine, the adjacent Vubachikwe Mine and Jessie Mine at the south-eastern end of the belt near West Nicholson. At the western end of the belt some 22 km west of Gwanda, Freda is mined out. Blanket and Vubachikwe are sometimes referred to as the Sabiwa group of mines or the North Western Mining Camp. The locations of these mines are illustrated in Figure 96. The figure also displays a number of mining occurrences which are adjacent to or coincide with claims held by Blanket Mine Company.

Figure 112: Gold Mines of the Gwanda Greenstone Belt

Vubachikwe Mine of Forbes and Thompson (Pvt) Ltd is an operating, underground mine located on the northern limb of a plunging syncline and has reached a depth of 1,155 m. Gold mineralisation is hosted in mafic and ultramafic greenstones and BIF (MSA, 2011). Ore occurs in 5-40 m thick lenses and up to 200 m down-dip, and are hosted mainly in northwest-plunging, north-south striking BIF which dips 75°SW. Gold occurs as free gold and inclusions in arsenopyrite, as well as disseminated carbonate replacements in the BIF (Spilpunt, 2001; MSA, 2011). The mineralised bodies are folded and boudinaged (Spilpunt, 2001).

Vubachikwe Mine produced almost 21,744 kg of gold to the end of 1991 at an average of 7 g/t (MSA, 2011). Underground workings have reached depths of 1,000 m (AGS, 2006). Blanket Mine purchased the Vubachikwe dump material between 2000 and 2005 treated it through the Blanket metallurgical plant.

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Auriferous quartz veins at the underground Jessie Mine are hosted in hornblende schist dipping steeply to the southwest Erratically distributed pyrite, pyrrhotite, chalcopyrite and galena are observed. Ore grades reach up to 10.5 g/t, with production pre-2001 recorded by Spilpunt (2001) at some 11.5 t Au with minor copper. The mine is operated as an underground mine by FA Stewart (Pvt) Ltd.

The Freda Mine commenced production in 1919 targeting surficial oxidised ore as well as underlying ore containing pyrrhotite, pyrite and arsenopyrite, with minor amounts of tetradymite. The vein-type ores are hosted in epidiorite surrounded by grits and quartz-mica schist with the mined-out bodies reaching thicknesses of up to 30 m, striking 115° and inclining steeply to the southwest. Spilpunt (2001) reports that the deposit is mined out, with workings reaching a depth of 1,100 m with 7,550 kg Au recovered at a recovered grade of about 0.8 g/t Au.

Item	23 (b) – Sources of Information

•	Applied Geology Services cc (2006). Independent Qualified Person’s Report - Blanket Mine, Zimbabwe. Prepared for: Caledonia Mining Corporation. July 2006. 81pp

•	Spilpunt. Mineral Commodities and Africa – Gwanda Greenstone Belt (updated 2001). Available from: http://spilpunt.blogspot.com/2007/04/zimbabwe.html. Viewed 3 August 2020.

•	The MSA Group (2011). NI 43 101 Technical Report on the Blanket Gold Mine, Zimbabwe. J2225. Prepared on behalf of Caledonia Mining Corporation. 28 June 2011.

Item	23 (c) – Verification of Information

The information presented in this section was sourced from publicly available sources. The information has not been independently verified by Minxcon.

Item	23 (d) – Applicability of Adjacent Property’s Mineral Deposit to Project

The only nearby property of significance is Vubachikwe Mine. Blanket and Vubachikwe target different gold orebodies but the mineralisation style is similar, implying a structural relationship (AGS, 2006). Economic mineralisation also continues to similar depths. However, although the style of gold mineralisation is similar, the mineralisation of adjacent property is not necessarily indicative of that at Blanket.

Item	23 (e) – Historical Estimates of Mineral Resources or Mineral Reserves

The authors of this Report have been unable to source public information regarding the current or historic Mineral Resources or Mineral Reserves of any of the adjacent or surrounding gold mines mentioned in this Report chapter.

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Item	24 – Other Relevant Data and Information

Item	24 (a) – Risk Assessment

A risk assessment to consider and quantify risks associated with the Project was conducted by Minxcon based on a simplified approach. The result is not designed to be a definitive assessment of the risks, but is rather a tool to articulate and evaluate those risks as identified by persons present at the risk assessment session.

All items were reviewed and assessed using the risk severity criteria shown below:-

•	Green – Low risk (score 1-5);
•	Yellow – Medium risk (score 6-12);
•	Orange - Significant risk (score 13-20); and
•	Red – High risk (score greater than 21).

Once a high risk is identified, the project team is required to take remedial action to either resolve or mitigate the risk. The identification and recording of corrective and remedial measures was beyond the scope of this particular risk assessment exercise. The risk matrix table is detailed in Table 84.

The outcome of the risk assessment is provided in Table 85. No major risks have been identified relating to the Blanket Mine operations.

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Table 84: Minxcon Risk Matrix

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Table 85: Risk Assessment

Risk Category	Risk	Description / Cause	Risk Likelihood	Impact	Risk Rating	Mitigation/Control	Risk Likelihood	Impact	Residual Risk Rating
Metallurgy / Processing	Limited tailings storage capacity	The existing TSF is nearing the end of its life.	1	3	6	A new TSF facility should be designed and built.	1	1	1
Mining	Potential delay in newly planned mining areas	Detailed ventilation work has not been completed, which may require new ventilation layouts and infrastructure to be established and thus delay mining.	1	2	3	A detailed ventilation study should be completed.	1	1	1
Mining	Potential increase in pillar loss	Pillar extraction factor may be reduced to less than 50%.	2	2	5	Geotechnical work required to confirm pillar extraction factor.	1	1	1

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Item	25 – Interpretation and Conclusions

Minxcon reviewed all the information and has made the following observations regarding the Project:-

Mineral Resources:-

•	All data sources have been verified to be suitable for the establishment of a 3D geological model and Mineral Resource Estimation. A new conceptual geological model has been proposed and as a result Blanket 1, 2 and 3 have been remodelled. ARS extension has also been modelled as a result. This geological model can be used as a framework for additional target generation as well as targeted exploration programs.

•	The estimates generally show good reconciliation to data; however, scope exists to further domain a number of the orebodies and improve the quality of the estimates.

•	Measured, Indicated and Inferred Mineral Resources can be declared for Blanket Mine due to the continuity of the geology and grade as well as a history of proven historical mining. The Inferred resources show geological continuity, while grade continuity still needs to be improved by additional drilling. The 2020 estimate has included a larger proportion of 3D digital estimates compared to the 2018 estimate, however Manual blocks are still considered in this estimate within stoped out areas.

Mining:-

•	The LoM plan includes Measured, Indicated and Inferred Mineral Resources; however, only diluted Measured and Indicated Mineral Resources have been considered for economic assessment for Mineral Reserve estimates and have been converted into Proved and Probable Mineral Reserves respectively.

•	A significant portion of Inferred Mineral Resources has been included in the LoM plan for mining practicality.

•	The mining strategy is focused on opening up ground below 870 m Level and is in line with the planned capital and infrastructure development thrust on 30 Level and 34 Level.

•	Mining targets the Mineral Resources below 870 m Level with less mining above 750 m Level in the Blanket, ARS and Blanket Feudal orebodies.

•	An uneconomical tail containing 29.51 koz of gold has been excluded from the Mineral Reserve since it is not viable on its own.

Engineering and Infrastructure:-

•	Existing and planned infrastructure at the Blanket Mine and CMS extension projects are sufficient to sustain the current production profile and the planned increased production.

Processing:-

•	The process plant has been operating at a very consistent recovery of 93.5%, and this can be expected to continue as long as the ore mineralogy does not change.

•	The average processing rate for the past 12 months was 55 ktpm, and there are indications that slightly higher processing ates can be achieve with operational improvements.

•	A new TSF is planned to allow for deposition in 2022 at a total cost of USD2.8 million.

•	Operating cost has been consistent at USD12/t ore treated.

Economic Analysis:-

•	The Blanket Mine plan including only the diluted Indicated and Measured Resources in the LoM plan, for conversion to Mineral Reserves is financially feasible at an 7.94% real discount rate, and therefore the Mineral Reserve can be declared.
•	The DCF value of USD191 million for the Blanket Mine was calculated at a real discount rate of 7.94%.

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•	No IRR could be calculated since the mine is in operation and no initial investment is required.
•	Blanket Mine has an all-in cost margin of 40%, which is comparable to similar mines.
•	The Mine is most sensitive to commodity prices, and grade.
•	The Mine has a break-even gold price of USD980/oz including capital.
•	All-in sustainable costs for the Blanket Mine amount to USD97/milled t, which equates to USD960/oz.
•	All-in costs for the Blanket Mine amount to USD99/milled t, which equates to USD980/oz.

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Item	26 – Recommendations

Minxcon recommends the following for the Project:-

Mineral Resources:-

•	The remainder of the orebodies at Blanket need to be remodelled to consider a 1.5 g/t cut-off as well as reconsidered to include the new geological model, focussing on continuity between the orebodies.

•	As a result, larger geological models will be generated (beyond high grade), additional domains will be required to separate well mineralised and poorly mineralised portions of the orebody.

•	Upside potential does exist due to the new geological interpretations, this can be used in targeted exploration drilling, in many cases close to existing infrastructure.

•	Future estimations should be completely digital and manual block listings excluded. Data does exist over the areas where manual blocks are created, thus digital estimates can be performed with confidence. In addition, depletions are available in 3D, thus digital estimates can be accurately depleted in the stoped out areas.

•	A geological loss of 5% for Indicated and Inferred only is applied. It is recommended that a geological loss reflective of the relative confidence is applied. Typically, 5% Measured, 10% Indicated, 15% Inferred is applied. It is proposed that future estimates consider applying this geological loss.

•	It is recommended that follow up activities are undertaken for QAQC to identify the source of the failures in the standards and if laboratory procedures are the result or sampling activities. In addition, duplicates of the various stages of the sampling and analyses process can be taken. Field duplicates (in the core yard), course duplicates (following crushing) as well as pulp duplicates (following pulverisation), this will assist with eliminating any sources of contamination or identify the potential problem areas. A bias is seen in 2018 with numerous failures in standards, 2019 results are an improvement with acceptable pass rates of standards. However, 2018 results are still included in the database. A validation exercise of these results (with re-assays where required) should be performed to see if results are suitable for estimation purposes. The mine procedures with regards to inclusion or exclusion of samples due to QAQC results must be implemented to ensure these failures are considered during the course of QAQC.

o	Due to the high sample density the effects of these inconsistencies in results will be minimised, however this accuracy and repeatability of results and standards is most important for exploration areas where one drillhole informs a large area. A focussed study of the QAQC of these holes is recommended.

•	The exploration drilling should consider orientating the core so that the structural information can be collected and utilised to assist in the construction of the geological model / wireframes, of the various mineralised orebodies, and confirm the geological model.

•	Predictive mineralisation mapping should be introduced, based on the conceptual geological model, to assist in exploration drilling planning.

Mining:-

•	To determine the upside potential of the Inferred and Exploration Target Mineral Resources, it is recommended to do additional drilling to increase the level of confidence of the Mineral Resources from the Inferred Classification to Indicated Classification for conversion to Probable Mineral Reserves.

•	It is recommended that a rock engineering study be completed to determine the recommended strategy for pillar extraction.

Processing:-

•	The TSF design study should be completed so that the construction can be completed in 2022.

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Item	27 – References

•	Applied Geology Services cc (2006). Independent Qualified Person’s Report - Blanket Mine, Zimbabwe. Prepared for: Caledonia Mining Corporation. July 2006. 81pp

•	Caledonia Mining Corp (2006). Acquisition of Gold Mine. 20 June 2006. https://www.investegate.co.uk/caledonia-mining-crp--cmcl-/rns/acquisition-of-gold-mine/200606201300058747E/

•	.Campbell, S.G.G. and Pitfield, P.E.J. (1994). Structural Controls of Gold Mineralisation in the Zimbabwe Craton – Exploration Guidelines. Zimbabwe Geological Survey Bulletin No. 101.

•	Canadian Institute of Mining, Metallurgy and Petroleum (CIM) (2014). Definition Standards for Mineral Resources and Mineral Reserves, 10 May 2014.

•	Canadian Institute of Mining, Metallurgy and Petroleum (CIM) (2019). Estimation of Mineral Resources and Mineral Reserves Best Practices Guidelines.

•	Clark, J. (2020). 2020 Gold Price Forecast, Trends, & 5 Year Predictions, GoldSilver. Accessed on 15 February 2020 via https://goldsilver.com/blog/gold-price-forecast-predictions/

•	GFMS (2019). GFMS Gold Survey 2019. 28pp.

•	Fuchter, W.A.H. (1990). The Geology and Gold Mineralisation of the North Western Mining Camp, Gwanda Greenstone Belt, Zimbabwe. Unpublished PhD thesis, Queens University.

•	Kalbskopf, S., and Nutt, T., (2003). Lithological Contrasts and Constraints on Gold Mineralisation in Granitoids in the Zimbabwe Craton: Structural Controls and Implications for Exploration. Economic Geology Research Unit, Hugh Allsop Laboratory. University of the Witwatersrand, Johannesburg. Information Circular, No. 370, 27 pp.

•	Knight Piésold Africa Limited (2019). Caledonia Mining Corporation - Blanket Mine (1983) (Pvt) Limited Blanket Mine Closure Plan, Closure Cost Estimates January 2019. Project Number: RI301-00588/02. Revision A. January 2019. 127pp.

•	Mhlanga, G. (2002). Data Driven Predictive Modelling for Archean Lode Gold Potential, Bubi Greenstone Belt, Southwest Zimbabwe. MSc Thesis, International Institute for Geo-information Science and Earth Observation, Enscehe, Netherlands. 108 pp.

•	Robert, F. (1996). Diversity of Archaean Lode Gold Deposits and Implications for Exploration. Course Notes, AMF Workshop Course No. 973/96, Australian Mineral Foundation, Adelaide.

•	Spilpunt. Mineral Commodities and Africa – Gwanda Greenstone Belt (updated 2001). Available from: http://spilpunt.blogspot.com/2007/04/zimbabwe.html. Viewed 3 August 2020.

•	The MSA Group (2011). NI 43 101 Technical Report on the Blanket Gold Mine, Zimbabwe. J2225. Prepared on behalf of Caledonia Mining Corporation. 28 June 2011.

•	World Gold Council (2020). Gold Demand Trends, Full Year and 4th Quarter 2019. Thomson Reuters Gold Fields Mineral Services. 10 Old Bailey, London, United Kingdom. Published: February 2020.

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Appendix

Appendix 1: Blanket Mine Producing Claims and Mining Lease

Name	Block No.	Area	Size	Type
			ha
OQUEIL	35928	Gda	1	Au
OQUEIL 1	35929	Gda	2.5	Au
OQUEIL 2	35930	Gda	5	Au
OQUEIL 3	35931	Gda	7	Au
OQUEIL 4	35932	Gda	9	Au
OQUEIL 5	35933	Gda	10	Au
OQUEIL 6	35934	Gda	10	Au
OQUEIL 7	35935	Gda	10	Au
OQUEIL 8	35936	Gda	10	Au
OQUEIL 9	35937	Gda	10	Au
OQUEIL 10	35938	Gda	10	Au
Valentine 37	GA2767B	Gda	7.6	Au
Valentine 38	GA2768	Gda	8	Au
Valentine 39	GA2769	Gda	10	Au
Valentine 40	GA2770	Gda	10	Au
Valentine 41	GA2771	Gda	10	Au
Valentine 42	GA2772	Gda	7	Au
Valentine 43	GA2773	Gda	4	Au
Valentine 44	GA2774	Gda	10	Au
Valentine 45	GA2775	Gda	10	Au
Valentine 46	GA2776	Gda	10	Au
Valentine 47	GA2777	Gda	10	Au
Valentine 48	GA2778	Gda	10	Au
Valentine 49	GA2779	Gda	10	Au
Valentine 50	GA2780	Gda	10	Au
Valentine 51	GA2781	Gda	10	Au
Valentine 52	GA2782	Gda	10	Au
Valentine 53	GA2783	Gda	10	Au
Valentine 54	GA2784	Gda	10	Au
Valentine 55	GA2785	Gda	10	Au
Valentine 56	GA2786	Gda	10	Au
Valentine 57	GA2787	Gda	10	Au
Valentine 58	GA2788	Gda	10	Au
Valentine 59	GA2789	Gda	10	Au
Valentine 60	GA2790	Gda	10	Au
Valentine 61	GA2791	Gda	10	Au
Valentine 62	GA2792	Gda	4	Au
Sheet 6	35634	Gda	10	Au
Sheet 7	35635	Gda	10	Au
Sheet 8	35636	Gda	10	Au
Sheet 9	35637	Gda	10	Au
Sheet 10	35638	Gda	10	Au
Mbudzane Rock A	36160	Gda	10	Au
Mbudzane Rock B	36161	Gda	10	Au
Mbudzane Rock C	36162	Gda	10	Au
Mbudzane Rock D	36163	Gda	6.13	Au
Mbudzane Rock E	36164	Gda	10	Au
Mbudzane Rock F	36165	Gda	10	Au
Mbudzane Rock G	36166	Gda	10	Au
Mbudzane Rock H	36167	Gda	5.83	Au
Mbudzane Rock I	36168	Gda	2.5	Au
Mbudzane Rock J	36169	Gda	3.45	Au
Mbudzane Rock K	36170	Gda	5.1	Au
Mbudzane Rock L	36171	Gda	8	Au
Mbudzane Rock M	36172	Gda	10	Au
Mbudzane Rock N	36173	Gda	10	Au
Mbudzane Rock O	36174	Gda	10	Au
Mbudzane Rock P	36175	Gda	6.23	Au
Mbudzane Rock A1	36176	Gda	9.7	Au

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Name	Block No.	Area	Size	Type
			ha
Mbudzane Rock A2	36177	Gda	10	Au
Mbudzane Rock A3	36178	Gda	10	Au
Mbudzane Rock A4	36179	Gda	10	Au
Mbudzane Rock A5	36180	Gda	10	Au
Mbudzane Rock A6	36181	Gda	3.5	Au
Mbudzane Rock B1	36182	Gda	2.25	Au
Mbudzane Rock B2	36183	Gda	6.5	Au
Mbudzane Rock B3	36184	Gda	10	Au
Mbudzane Rock B4	36185	Gda	10	Au
Mbudzane Rock B5	36186	Gda	10	Au
Mbudzane Rock B6	36187	Gda	10	Au
Mbudzane Rock B7	36188	Gda	10	Au
Mbudzane Rock B8	36189	Gda	3.2	Au
Mbudzane Rock B9	36190	Gda	6.5	Au
Mbudzane Rock C1	36191	Gda	10	Au
Mbudzane Rock C2	36192	Gda	10	Au
Mbudzane Rock C3	36193	Gda	10	Au
Mbudzane Rock C4	36194	Gda	10	Au
Mbudzane Rock C5	36195	Gda	10	Au
Mbudzane Rock C6	36196	Gda	2.25	Au
Mbudzane Rock C7	36197	Gda	6	Au
Mbudzane Rock C8	36198	Gda	9.4	Au
Mbudzane Rock C9	36199	Gda	9.4	Au
Mbudzane Rock D1	36200	Gda	9.4	Au
Mbudzane Rock D2	36201	Gda	9.4	Au
Mbudzane Rock D3	36202	Gda	9.17	Au
Valentine 63	GA2994	Gda	10	Au
Valentine 64	GA2995	Gda	10	Au
Valentine 65	GA2996	Gda	10	Au
Sabiwa 10	10894BM	Gda	136	As
Sabiwa 11	10895BM	Gda	99	As
Total	59		994.01

Mining Lease	No. 40	Gda	2,120

Appendix 2: Blanket Mine Non-producing Claims

Name	Reg No.	Area	Size	Type
			ha
Mascot	GA 583	Gda	10	Gold Reef
Vulture	GA5031	Gda	10	Gold Reef
Rubicon O	34913	Gda	10	Gold Reef
Rubicon P	34914	Gda	9	Gold Reef
Rubicon Q	34915	Gda	8	Gold Reef
Rubicon R	34916	Gda	10	Gold Reef
Rubicon S	34917	Gda	10	Gold Reef
Rubicon T	34918	Gda	7	Gold Reef
Rubicon U	34919	Gda	10	Gold Reef
Rubicon V	34920	Gda	10	Gold Reef
Rubicon W	34921	Gda	6	Gold Reef
Spruit	10623BM	Gda	81	Nickel
Spruit 2	10624BM	Gda	81	Nickel
Shakeshake	10625BM	Gda	108	Nickel
Shakeshake 2	10626BM	Gda	108	Nickel
Shakeshake 3	10627BM	Gda	72	Nickel
Surprise	10628BM	Gda	95	Nickel
Surprise 2	10629BM	Gda	101	Nickel
Rubicon	34519	Gda	10	Gold Reef
Rubicon 7	34520	Gda	10	Gold Reef
Abercorn 11	11269BM	Gda	66	Arsenic
Dan's Luck North	11268BM	Gda	27	Arsenic
Mascot 5	32756	Gda	10	Gold Reef
Annette 9	GA3258	Gda	8	Gold Reef
Annette 10	GA3259	Gda	8	Gold Reef

Caledonia Mining Corporation Plc NI 43-101 Technical Report on the Blanket Gold Mine, Zimbabwe	208

Name	Reg No.	Area	Size	Type
			ha
Annette 11	GA3260	Gda	8	Gold Reef
Mascot 2	29657	Gda	10	Gold Reef
Site	649	Gda	4	W/shop, water
GG	GA651	Gda	10	Gold Reef
GG2	GA942	Gda	10	Gold Reef
GG3	GA943	Gda	10	Gold Reef
GG4	GA944	Gda	10	Gold Reef
GG5	GA945	Gda	10	Gold Reef
GG6	GA946	Gda	10	Gold Reef
GGA	GA947	Gda	10	Gold Reef
GGB	GA948	Gda	10	Gold Reef
GGC	GA949	Gda	10	Gold Reef
GGD	GA950	Gda	10	Gold Reef
Dan's Luck N2	GA3769B	Gda	8	Gold Reef
GG 7	GA3769	Gda	10	Gold Reef
GG 8	GA3770	Gda	7	Gold Reef
GG 9	GA3771	Gda	9	Gold Reef
GG 10	GA3772	Gda	4.9	Gold Reef
GG 11	GA3773	Gda	10	Gold Reef
GG 12	GA3774	Gda	8	Gold Reef
GG 13	GA3775	Gda	4	Gold Reef
Dan's Luck South	GA538BM	Gda	20	Arsenic
Dan's Luck East	GA537BM	Gda	88	Arsenic
GGE	GA951	Gda	10	Gold Reef
Rubicon C	34795	Gda	10	Gold Reef
Rubicon D	34796	Gda	10	Gold Reef
Rubicon E	34797	Gda	10	Gold Reef
Rubicon F	34798	Gda	10	Gold Reef
Rubicon G	34799	Gda	10	Gold Reef
Rubicon H	34800	Gda	10	Gold Reef
Rubicon I	34801	Gda	10	Gold Reef
Rubicon J	34802	Gda	10	Gold Reef
Rubicon K	34803	Gda	10	Gold Reef
Rubicon L	34804	Gda	10	Gold Reef
Rubicon M	34805	Gda	10	Gold Reef
Rubicon N	34806	Gda	10	Gold Reef
Site	607	Gda	1	Water
Site	608	Gda	1	Water
Site	609	Gda	1	Water
Site	610	Gda	1	Water
Eagle Hawk	30544	Gda	10	Gold Reef
Gum 1	GA3060	Gda	6	Gold Reef
Gum 2	GA3061	Gda	6	Gold Reef
Lincoln	30548	Gda	10	Gold Reef
Spruit 4	GA532BM	Gda	50	Nickel
Spruit 5	GA533BM	Gda	110	Nickel
Spruit 6	GA534BM	Gda	66	Nickel
Vulture Dble Bank	8106	Gda	10	Gold Reef
Site	512	Gda	1	Water
Mascot 9	GA6594	Gda	5	Gold Reef
Mascot 10	GA6595	Gda	10	Gold Reef
Mascot 11	GA6596	Gda	6	Gold Reef
GG 18	GA6597	Gda	10	Gold Reef
GG 19	GA6598	Gda	10	Gold Reef
Great Abeicoin 1	GA48403	Gda	10	Gold Reef
Great Abeicoin 2	GA48404	Gda	10	Gold Reef
Great Abeicoin 3	GA48405	Gda	10	Gold Reef
Great Abeicoin 4	GA48406	Gda	10	Gold Reef
Great Abeicoin 5	GA48407	Gda	10	Gold Reef
Great Abeicoin 6	GA48408	Gda	10	Gold Reef
Great Abeicoin 8	GA48410	Gda	10	Gold Reef
Great Abeicoin 9	GA48411	Gda	5	Gold Reef
Great Abeicoin 10	GA48412	Gda	5	Gold Reef

Caledonia Mining Corporation Plc NI 43-101 Technical Report on the Blanket Gold Mine, Zimbabwe	209

Name	Reg No.	Area	Size	Type
			ha
Great Abeicoin 11	GA48413	Gda	9	Gold Reef
Great Abeicoin 12	GA48414	Gda	9	Gold Reef
Great Abeicoin 17	GA48420	Gda	10	Gold Reef
Great Abeicoin 18	GA48421	Gda	10	Gold Reef
Great Abeicoin 19	GA48422	Gda	10	Gold Reef
Great Abeicoin 21	GA48490	Gda	9	Gold Reef
Great Abeicoin 22	GA48491	Gda	10	Gold Reef
Bunny's Luck A	48834	Gda	10	Gold Reef
Bunny's Luck B	48835	Gda	10	Gold Reef
Bunny's Luck C	48836	Gda	6	Gold Reef
Bunny's Luck D	48837	Gda	10	Gold Reef
Bunny's Luck E	48838	Gda	10	Gold Reef
Bunny's Luck F	48839	Gda	6	Gold Reef
Bunny's Luck G	48840	Gda	10	Gold Reef
Bunny's Luck H	48841	Gda	10	Gold Reef
Bunny's Luck I	48842	Gda	5	Gold Reef
Bunny's Luck J	49026	Gda	10	Gold Reef
Bunny's Luck K	48843	Gda	10	Gold Reef
Bunny's Luck L	48844	Gda	5	Gold Reef
Bunny's Luck M	48845	Gda	8	Gold Reef
Bunny's Luck N	48846	Gda	8	Gold Reef
Bunny's Luck O	48847	Gda	4	Gold Reef
Bunny's Luck P	48848	Gda	10	Gold Reef
Bunny's Luck Q	48849	Gda	10	Gold Reef
Bunny's Luck R	48850	Gda	5	Gold Reef
Bunny's Luck S	48851	Gda	6	Gold Reef
Eagle 16 A	49085	Gda	10	Gold Reef
Eagle 16 B	49086	Gda	10	Gold Reef
Eagle 16 C	49087	Gda	2	Gold Reef
Eagle 16 D	49088	Gda	3	Gold Reef
Eagle 16 E	49089	Gda	10	Gold Reef
Eagle 16 F	49090	Gda	10	Gold Reef
Eagle 16 G	49091	Gda	2	Gold Reef
Eagle 16 H	49092	Gda	9	Gold Reef
Eagle 16 I	49093	Gda	5	Gold Reef
Cinderella C1	49000	Gda	9	Gold Reef
Cinderella C2	49001	Gda	10	Gold Reef
Cinderella C3	49002	Gda	6	Gold Reef
Cinderella C4	49003	Gda	1	Gold Reef
Cinderella C5	49004	Gda	10	Gold Reef
Cinderella C6	49005	Gda	10	Gold Reef
Cinderella C7	49006	Gda	8	Gold Reef
Cinderella C8	49007	Gda	5	Gold Reef
Cinderella C9	49008	Gda	10	Gold Reef
Cinderella C10	49009	Gda	10	Gold Reef
Cinderella C11	49010	Gda	9	Gold Reef
Cinderella C12	49011	Gda	9	Gold Reef
Cinderella C13	49012	Gda	10	Gold Reef
Cinderella C14	49013	Gda	10	Gold Reef
Cinderella C15	49014	Gda	3	Gold Reef
Cinderella C16	49015	Gda	6	Gold Reef
Cinderella C17	49016	Gda	10	Gold Reef
Cinderella C18	49017	Gda	6	Gold Reef
Cinderella C19	49018	Gda	3	Gold Reef
Cinderella C20	49019	Gda	5	Gold Reef
Cinderella E1	49028	Gda	10	Gold Reef
Cinderella E2	49029	Gda	4	Gold Reef
Cinderella B1	49030	Gda	1	Gold Reef
Cinderella B2	49031	Gda	1	Gold Reef
Cinderella B3	49032	Gda	5	Gold Reef
Cinderella B4	49033	Gda	6	Gold Reef
Cinderella B5	49034	Gda	9	Gold Reef
Cinderella B6	49035	Gda	5	Gold Reef

Caledonia Mining Corporation Plc NI 43-101 Technical Report on the Blanket Gold Mine, Zimbabwe	210

Name	Reg No.	Area	Size	Type
			ha
Cinderella B7	49036	Gda	10	Gold Reef
Cinderella B8	49037	Gda	8	Gold Reef
Cinderella B9	49038	Gda	8	Gold Reef
Cinderella B10	49039	Gda	10	Gold Reef
Cinderella B11	49040	Gda	9	Gold Reef
Cinderella B12	49041	Gda	8	Gold Reef
Cinderella B13	49042	Gda	10	Gold Reef
Cinderella B14	49043	Gda	8	Gold Reef
Cinderella B15	49044	Gda	8	Gold Reef
Cinderella B16	49045	Gda	10	Gold Reef
Cinderella B17	49046	Gda	7	Gold Reef
Cinderella B18	49047	Gda	5	Gold Reef
Cinderella B19	49048	Gda	5	Gold Reef
Cinderella D1	GA48637	Gda	10	Gold Reef
Cinderella D2	GA48638	Gda	10	Gold Reef
Cinderella D3	GA48639	Gda	10	Gold Reef
Cinderella D4	GA48640	Gda	2	Gold Reef
Cinderella D5	GA48641	Gda	10	Gold Reef
Cinderella D6	GA48642	Gda	6	Gold Reef
Cinderella D7	GA48643	Gda	7	Gold Reef
Cinderella D8	GA48644	Gda	6	Gold Reef
Cinderella D9	GA48645	Gda	3	Gold Reef
Cinderella D10	GA48646	Gda	6	Gold Reef
Cinderella D11	GA48647	Gda	7	Gold Reef
Cinderella D12	GA48648	Gda	10	Gold Reef
Cinderella D13	GA48649	Gda	3	Gold Reef
Cinderella D14	GA48650	Gda	10	Gold Reef
Cinderella D15	GA48651	Gda	7	Gold Reef
Cinderella D16	GA48652	Gda	8	Gold Reef
Cinderella D17	GA48653	Gda	10	Gold Reef
Cinderella D18	GA48654	Gda	10	Gold Reef
Banshe J1	GA48655	Gda	7	Gold Reef
Banshe J2	GA48656	Gda	3	Gold Reef
Banshe J3	GA48657	Gda	10	Gold Reef
Banshe J4	GA48658	Gda	2	Gold Reef
Banshe J5	GA48659	Gda	8	Gold Reef
Banshe J6	GA48660	Gda	3	Gold Reef
Banshe J7	GA48661	Gda	6	Gold Reef
Banshe J8	GA48662	Gda	10	Gold Reef
Banshe J9	GA48663	Gda	10	Gold Reef
Banshe J10	GA48664	Gda	10	Gold Reef
Banshe J11	GA48665	Gda	10	Gold Reef
Banshe J12	GA48666	Gda	10	Gold Reef
Banshe J13	GA48667	Gda	10	Gold Reef
Banshe J14	GA48668	Gda	10	Gold Reef
Banshe J15	GA48669	Gda	10	Gold Reef
Banshe J16	GA48670	Gda	10	Gold Reef
Banshe J17	GA48671	Gda	10	Gold Reef
Banshe J18	GA48672	Gda	10	Gold Reef
Banshe J19	GA48673	Gda	10	Gold Reef
Penzance North A	49167	Gda	4	Gold Reef
Penzance North B	49168	Gda	5	Gold Reef
Penzance North C	49169	Gda	10	Gold Reef
Penzance North E	49171	Gda	7	Gold Reef
Penzance North F	49172	Gda	2	Gold Reef
Penzance North G	49173	Gda	10	Gold Reef
Penzance South H	49174	Gda	2	Gold Reef
Penzance South I	49175	Gda	9	Gold Reef
Penzance North J	49176	Gda	9	Gold Reef
Penzance South K	49177	Gda	10	Gold Reef
Penzance South L	49178	Gda	10	Gold Reef
Penzance South 2	49179	Gda	3	Gold Reef
Penzance South 2N	49180	Gda	3	Gold Reef

Caledonia Mining Corporation Plc NI 43-101 Technical Report on the Blanket Gold Mine, Zimbabwe	211

Name	Reg No.	Area	Size	Type
ha
Penzance South 2	49181	Gda	10	Gold Reef
Penzance South 2P	49182	Gda	3	Gold Reef
Penzance South 2Q	49183	Gda	3	Gold Reef
Total	217		2672
DUMPS
Dan's Luck	32776	Gda	10	Gold Dump
Mazeppa	32769	Gda	3	Gold Dump
Abercorn	33251	Gda	10	Gold Dump
Will South	33143	Gda	5	Gold Dump
Total	4		28

Caledonia Mining Corporation Plc NI 43-101 Technical Report on the Blanket Gold Mine, Zimbabwe	212

Appendix 3: Domain Statistics Plots

Blanket 2

Blanket 2HW and Blanket 2FW are relatively high-grade domains, and this is seen in the statistics of the data plotting within the domain. Higher grade data that is seen some distance from the domain reflects other orebodies in close vicinity.

Sample Statistics within Blanket 2HW

Sample Statistics within Blanket 2FW

Caledonia Mining Corporation Plc NI 43-101 Technical Report on the Blanket Gold Mine, Zimbabwe	213

Blanket 3

Blanket 3 shows relatively similar grade toward the domain boundary inside and outside the domain, this is due to the close proximity to other orebodies.

Sample Statistics within Blanket 3

Blanket 4

Blanket 4 occurs in close association with Blanket 6 and BQR, however Blanket 4 is the higher-grade domain and shows a high average within the domain relative to neighbouring orebodies.

Sample Statistics within Blanket 4

Caledonia Mining Corporation Plc NI 43-101 Technical Report on the Blanket Gold Mine, Zimbabwe	214

Blanket 6

Blanket 6 HW and FW are thin orebodies that show an influence of the other orebodies occurring in close vicinity. The grade within the HW is higher than outside, but the average outside of 4 g/t is reflection neighbouring orebodies.

Samples Statistics within Blanket 6HW

Samples Statistics within Blanket 6FW

Caledonia Mining Corporation Plc NI 43-101 Technical Report on the Blanket Gold Mine, Zimbabwe	215

Blanket Feudal

Blanket feudal shows a variable grade distribution, there are few orebodies in close vicinity to Feudal.

Samples Statistics within Blanket Feudal

BQR

BQR HW and FW are showing influence of neighbouring orebodies very strongly, as all Blanket orebodies splay off BQR.

Samples Statistics within BQR HW South

Caledonia Mining Corporation Plc NI 43-101 Technical Report on the Blanket Gold Mine, Zimbabwe	216

Samples Statistics within BQR HW North

Samples Statistics within BQR FW

Caledonia Mining Corporation Plc NI 43-101 Technical Report on the Blanket Gold Mine, Zimbabwe	217

Lima

In Lima Main, the grade within the domain reflects that this is the higher-grade orebody. Lima Inter and FW shows high grade confined to the domain.

Samples Statistics within Lima Main

Samples Statistics within Lima Inter

Caledonia Mining Corporation Plc NI 43-101 Technical Report on the Blanket Gold Mine, Zimbabwe	218

Samples Statistics within Lima FW

Eroica

Eroica south shows a gradual decrease in grade to the outer boundary of the domain. Eroica North shows grade is very strongly confined to the extents of the domain.

Samples Statistics within Eroica South

Caledonia Mining Corporation Plc NI 43-101 Technical Report on the Blanket Gold Mine, Zimbabwe	219

Samples Statistics within Eroica North

ARS

The statistics per domain is shown separately for ARS, due to the proximity, grade in neighbouring domains is seen outside the domain evaluated. ARS HW and ARS NSL both show a very distinct domain cut-off.

Sample Statistics within ARS Extension

au_gt values in relation to ARS_Splay domain
Inside
Outside
Hard boundary
Mean value
Sample count
Distance from domain
0
5
10
15
20
25
30
35
40
−4
−3
−2
−1
0
1
2
3
4

Caledonia Mining Corporation Plc NI 43-101 Technical Report on the Blanket Gold Mine, Zimbabwe	220

Samples Statistics within ARS HW

Samples Statistics within ARS NSL

Caledonia Mining Corporation Plc NI 43-101 Technical Report on the Blanket Gold Mine, Zimbabwe	221

ARM

ARM Main shows a very distinct cut-off with the domain perimeter, while FW and HW domains show a more gradational trend.

Samples Statistics within ARM HW

Samples Statistics within ARM FW

Caledonia Mining Corporation Plc NI 43-101 Technical Report on the Blanket Gold Mine, Zimbabwe	222

Samples Statistics within ARM Main

Caledonia Mining Corporation Plc NI 43-101 Technical Report on the Blanket Gold Mine, Zimbabwe	223

Appendix 4: Variograms

Blanket 1

Caledonia Mining Corporation Plc NI 43-101 Technical Report on the Blanket Gold Mine, Zimbabwe	224

Blanket 2HW HG

Caledonia Mining Corporation Plc NI 43-101 Technical Report on the Blanket Gold Mine, Zimbabwe	225

Blanket 2FW HG

Caledonia Mining Corporation Plc NI 43-101 Technical Report on the Blanket Gold Mine, Zimbabwe	226

Blanket 2FW LG

Caledonia Mining Corporation Plc NI 43-101 Technical Report on the Blanket Gold Mine, Zimbabwe	227

Blanket 3

Caledonia Mining Corporation Plc NI 43-101 Technical Report on the Blanket Gold Mine, Zimbabwe	228

Blanket 4

Caledonia Mining Corporation Plc NI 43-101 Technical Report on the Blanket Gold Mine, Zimbabwe	229

Blanket 6 HW

Caledonia Mining Corporation Plc NI 43-101 Technical Report on the Blanket Gold Mine, Zimbabwe	230

Blanket 6 FW

Caledonia Mining Corporation Plc NI 43-101 Technical Report on the Blanket Gold Mine, Zimbabwe	231

BQR FW

Caledonia Mining Corporation Plc NI 43-101 Technical Report on the Blanket Gold Mine, Zimbabwe	232

BQR HW North

Caledonia Mining Corporation Plc NI 43-101 Technical Report on the Blanket Gold Mine, Zimbabwe	233

BQR HW South

Caledonia Mining Corporation Plc NI 43-101 Technical Report on the Blanket Gold Mine, Zimbabwe	234

ARS extension

Caledonia Mining Corporation Plc NI 43-101 Technical Report on the Blanket Gold Mine, Zimbabwe	235

ARM_Main

Caledonia Mining Corporation Plc NI 43-101 Technical Report on the Blanket Gold Mine, Zimbabwe	236

ARS NSL

Caledonia Mining Corporation Plc NI 43-101 Technical Report on the Blanket Gold Mine, Zimbabwe	237

ARS EWL

Caledonia Mining Corporation Plc NI 43-101 Technical Report on the Blanket Gold Mine, Zimbabwe	238

ARS HW

Caledonia Mining Corporation Plc NI 43-101 Technical Report on the Blanket Gold Mine, Zimbabwe	239

Lima FW

Caledonia Mining Corporation Plc NI 43-101 Technical Report on the Blanket Gold Mine, Zimbabwe	240

Lima Inter

Caledonia Mining Corporation Plc NI 43-101 Technical Report on the Blanket Gold Mine, Zimbabwe	241

Lima Main

Caledonia Mining Corporation Plc NI 43-101 Technical Report on the Blanket Gold Mine, Zimbabwe	242

ERCS

Caledonia Mining Corporation Plc NI 43-101 Technical Report on the Blanket Gold Mine, Zimbabwe	243

ERCN

Caledonia Mining Corporation Plc NI 43-101 Technical Report on the Blanket Gold Mine, Zimbabwe	244

Appendix 5: Swath Plots

Swath Plots for ERCN

IDW Estimate
Kriged Estimate
Block Model Tonnes
Data
Swathplot in X, 4 block spacing
Swathplot in Y, 2 block spacing
Swathplot in Z, 2 block spacing
Average
Volume
Swath

Caledonia Mining Corporation Plc NI 43-101 Technical Report on the Blanket Gold Mine, Zimbabwe	245

Swath Plots for ERCS

IDW Estimate
Kriged Estimate
Block Model Tonnes
Data
Swathplot in X, 3 block spacing
Average
Volume
Swathplot in Y, 2 block spacing
Average
Volume
Swath
Swathplot in Z, 2 block spacing
Average
Volume
Swath

Caledonia Mining Corporation Plc NI 43-101 Technical Report on the Blanket Gold Mine, Zimbabwe	246

Swath Plots for Lima Main

IDW Estimate
Kriged Estimate
Block Model Tonnes
Data
Swathplot in X, 3 block spacing
Swathplot in Y, 3 block spacing
Swathplot in Z, 2 block spacing
Swath
Average
Volume

Caledonia Mining Corporation Plc NI 43-101 Technical Report on the Blanket Gold Mine, Zimbabwe	247

Swath Plots for Lima FW

IDW Estimate
Kriged Estimate
Block Model Tonnes
Data
Swathplot in X, 2 block spacing
Average
Volume
Swathplot in Y, 1 block spacing
Average
Volume
Swath
Swathplot in Z, 2 block spacing
Average
Volume
Swath

Caledonia Mining Corporation Plc NI 43-101 Technical Report on the Blanket Gold Mine, Zimbabwe	248

Swath Plots for Lima Inter

IDW Estimate
Kriged Estimate
Block Model Tonnes
Data
Swathplot in X, 3 block spacing
Average
Volume
Swath
Swathplot in Y, 2 block spacing
Swathplot in Z, 3 block spacing
Swath

Caledonia Mining Corporation Plc NI 43-101 Technical Report on the Blanket Gold Mine, Zimbabwe	249

Swath Plots for ARS HW

IDW Estimate
Kriged Estimate
Block Model Tonnes
Data
Swathplot in X, 2 block spacing
Average
Volume
Swath
Swathplot in Y, 2 block spacing
Average
Volume
Swath
Swathplot in Z, 2 block spacing
Average
Volume
Swath

Caledonia Mining Corporation Plc NI 43-101 Technical Report on the Blanket Gold Mine, Zimbabwe	250

Swath Plots for ARS EWL

IDW Estimate
Kriged Estimate
Block Model Tonnes
Data
Swathplot in X, 2 block spacing
Swathplot in Y, 2 block spacing
Swathplot in Z, 2 block spacing
Average
Volume
Swath

Caledonia Mining Corporation Plc NI 43-101 Technical Report on the Blanket Gold Mine, Zimbabwe	251

Swath Plots for ARS NSL

IDW Estimate
Kriged Estimate
Block Model Tonnes
Data
Swathplot in X, 1 block spacing
Swathplot in Y, 1 block spacing
Swathplot in Z, 2 block spacing

Caledonia Mining Corporation Plc NI 43-101 Technical Report on the Blanket Gold Mine, Zimbabwe	252

Swath Plots for Blanket 1

IDW Estimate
Kriged Estimate
Block Model Tonnes
Data
Swathplot in X, 3 block spacing
Swathplot in Y, 1 block spacing
Swathplot in Z, 4 block spacing
Swath
Average
Volume

Caledonia Mining Corporation Plc NI 43-101 Technical Report on the Blanket Gold Mine, Zimbabwe	253

Blanket 2HW HG

IDW Estimate
Kriged Estimate
Block Model Tonnes
Data
Swathplot in X, 3 block spacing
Swathplot in Y, 2 block spacing
Swathplot in Z, 3 block spacing
Average
Volume
Swath

Caledonia Mining Corporation Plc NI 43-101 Technical Report on the Blanket Gold Mine, Zimbabwe	254

Swath Plots for Blanket 2FW LG

IDW Estimate
Kriged Estimate
Block Model Tonnes
Data
Swathplot in X, 2 block spacing
Swathplot in Y, 2 block spacing
Swathplot in Z, 1 block spacing
Average
Values
Swath

Caledonia Mining Corporation Plc NI 43-101 Technical Report on the Blanket Gold Mine, Zimbabwe	255

Swath Plots for Blanket 2FW HG

IDW Estimate
Kriged Estimate
Block Model Tonnes
Data
Swathplot in X, 2 block spacing
Average
Volume
Swath
Swathplot in Y, 2 block spacing
Average
Volume
Swath
Swathplot in Z, 3 block spacing
Average
Volume
Swath

Caledonia Mining Corporation Plc NI 43-101 Technical Report on the Blanket Gold Mine, Zimbabwe	256

Swath Plots for Blanket 3

IDW Estimate
Kriged Estimate
Block Model Tonnes
Data
Swathplot in X, 3 block spacing
Average
Volume
Swath
Swathplot in Y, 2 block spacing
Average
Volume
Swath
Swathplot in Z, 3 block spacing
Average
Volume
Swath

Caledonia Mining Corporation Plc NI 43-101 Technical Report on the Blanket Gold Mine, Zimbabwe	257

Swath Plots for Blanket 4

IDW Estimate
Kriged Estimate
Block Model Tonnes
Data
Swathplot in X, 1 block spacing
Average
Volume
Swath
Swathplot in Y, 2 block spacing
Average
Volume
Swath
Swathplot in Z, 2 block spacing
Average
Volume
Swath

Caledonia Mining Corporation Plc NI 43-101 Technical Report on the Blanket Gold Mine, Zimbabwe	258

Swath Plots for Blanket 6HW

IDW Estimate
Kriged Estimate
Block Model Tonnes
Data
Swathplot in X, 2 block spacing
Swathplot in Y, 1 block spacing
Swathplot in Z, 3 block spacing
Average
Volume
Swath

Caledonia Mining Corporation Plc NI 43-101 Technical Report on the Blanket Gold Mine, Zimbabwe	259

Swath Plots for Blanket 6 FW

IDW Estimate
Kriged Estimate
Block Model Tonnes
Data
Swathplot in X, 2 block spacing
Swathplot in Y, 2 block spacing
Swathplot in Z, 2 block spacing
Average
Volume
Swath

Caledonia Mining Corporation Plc NI 43-101 Technical Report on the Blanket Gold Mine, Zimbabwe	260

Swath Plots for BQR FW

IDW Estimate
Kriged Estimate
Block Model Tonnes
Data
Swathplot in X, 2 block spacing
Average
Volume
Swath
Swathplot in Y, 3 block spacing
Average
Volume
Swath
Swathplot in Z, 3 block spacing
ID, BQR_FW_202007_Svol1
Kr, BQR_FW_Svol1_update
Kr, BQR_FW_Svol1_update
Kr, BQR_FW_Svol1_update: au_gt Clipped Values
Average
Volume
Swath

Caledonia Mining Corporation Plc NI 43-101 Technical Report on the Blanket Gold Mine, Zimbabwe	261

Swath Plots for BQR HW North

IDW Estimate
Kriged Estimate
Block Model Tonnes
Data
Swath plot in X, 3 block spacing
Swath plot in Y, 3 block spacing
Swath plot in Z, 3 block spacing
Average
Volume
Swath

Caledonia Mining Corporation Plc NI 43-101 Technical Report on the Blanket Gold Mine, Zimbabwe	262

Swath Plots for BQR HW South

IDW Estimate
Kriged Estimate
Block Model Tonnes
Data
Swath plot in X, 2 block spacing
Average
Volume
Swath
Swathplot in Y, 3 block spacing
Average
Volume
Swath
Swathplot in Z, 3 block spacing
Average
Volume
Swath

Caledonia Mining Corporation Plc NI 43-101 Technical Report on the Blanket Gold Mine, Zimbabwe	263

Swath Plots for BF

IDW Estimate
Kriged Estimate
Block Model Tonnes
Data
Swathplot in X, 2 block spacing
Swathplot in Y, 3 block spacing
Swathplot in Z, 3 block spacing

Caledonia Mining Corporation Plc NI 43-101 Technical Report on the Blanket Gold Mine, Zimbabwe	264

Swath Plot for ARS Extension

IDW Estimate
Kriged Estimate
Block Model Tonnes
Data
Swathplot in X, 2 block spacing
Average
Volume
Swath
Swathplot in Y, 3 block spacing
Average
Volume
Swath
Swathplot in Z, 3 block spacing
Average
Volume
Swath